Form 40-F/A
period 2002-09-28
TEMBEC INC
filed 2003-02-11
CIK 949011

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

Amendment #1

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[●] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 28, 2002 Commission file number 33-95378, 333-06552

Tembec Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English (if applicable))

Quebec

(Province or other jurisdiction of incorporation or organization)

2611, 2621, 2631

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

800, René-Lévesque Blvd., Suite 1050, Montreal, Qc, Canada H3B 1X9

Tel: (514) 871-0137

(Address and telephone number of Registrant's principal executive offices)

CT Corporation System, 1633 Broadway, New York, NY 10019

Telephone: (212) 664-1666

Russell S. Berman, EM., Kronish, Lieb, Wiener & Bellman, 1114 Avenue of the Americas
New York, NY 10036

Telephone: (212) 479-6000

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States

Securities Registered or to be registered pursuant to Section 12(b) of the Act.

N/A	N/A
______________________ Title of each class	_________________________ Name of each exchange on which registered

Securities Registered or to be registered pursuant to Section 12(g) of the Act

N/A

(Title of Class)

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Guarantee of Senior Notes of Tembec Industries Inc. due June 30, 2009

Guarantee of Senior Notes of Tembec Industries Inc. due February 1, 2011

Guarantee of Senior Notes of Tembec Industries Inc. due March 15, 2012

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ ● ] Annual Information form [ ] Audited financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital/or common stock as of the close of the period covered by the annual report.

86,415,732 common shares

16,627,500 Series 2 Class B shares

1,250,000 Series 3 Class B shares

9,103,710 Series 4 Class B shares

Indicate by check mark whether the Registrant by filling the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

   Yes   82-     No  ●

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

   Yes   ●       No

Material included in this Form 40-F:

  The Annual Information Form of Tembec Inc. for the financial year ended September 28, 2002

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

TEMBEC INC.

ANNUAL INFORMATION FORM

For the fiscal year ended September 28, 2002

January 23, 2003

Table Of Contents

		Page
Item 1	Date of annual information form ......................................................................	3
Item 2	Corporate Structure .......................................................................................	3
	2.1 Name and Incorporation ........................................................................	3
	2.2 Intercorporate relationships ....................................................................	3
Item 3	General Development of the Business .............................................................	5
	3.1 Business Overview ................................................................................	5
	3.1.1 Three Year Retrospective ...................................................................	5
	3.1.2 Recent Developments .........................................................................	7
Item 4	Narrative Description of the Business ..............................................................	7
	4.1 Principal Operations ...............................................................................	7
	4.1.1 Forest products Group ........................................................................	8
	4.1.2 Pulp Group ..........................................................................................	12
	4.1.3 Paper Group ........................................................................................	14
	4.2 Capital Expenditures ................................................................................	15
	4.3 Environmental ..........................................................................................	16
	4.4 Research and Development ......................................................................	18
	4.5 Litigation ..................................................................................................	19
	4.5.1 Countervailing and Antidumping Duties ..................................................	19
	4.6 Risk Factors ............................................................................................	20
Item 5	Selected Consolidated Financial Information .....................................................	24
Item 6	Management's Discussion and Analysis of financial Condition and Results of Operations .................................................................	24
Item 7	Market for Securities of the Corporation ...........................................................	25
Item 8	Directors and Officers .......................................................................................	25
	8.1 Information Concerning Directors ..............................................................	25
	8.2 Information Concerning Non-Director Officers ...........................................	27
Item 9	Additional Information .......................................................................................	29

TEMBEC INC.
ANNUAL INFORMATION FORM

  ITEM 1 - DATE OF ANNUAL INFORMATION FORM

  This Annual Information Form (the "Form") is dated as of January 23, 2003. Except as otherwise indicated, the information contained in this Form is stated as at September 28, 2002.

  ITEM 2 - CORPORATE STRUCTURE

  2.1   Name and Incorporation

  The Company was incorporated under Part 1 of the Companies Act (Québec) on July 12, 1972 and continued under Part 1A of the Companies Act (Québec) by Certificate of Continuance dated March 18, 1983. Amendments to the Company's articles were made at various times for the main purpose of modifying the authorized share capital.

  The Company's head office is located at Suite 1050, 800 René-Lévesque Blvd. West, Montréal, Québec, H3B 1X9, telephone: 514-871-0137.

  2.2  Intercorporate Relationships

  The subsidiaries and joint-venture investments of the Company, with operations in the forest products, pulp and paper sectors, are set out in the following corporate organization chart. The Company holds some of its interests indirectly, through interposed companies. Unless otherwise indicated, other operations, which in aggregate represent less than 10% of the total consolidated revenues and of the total consolidated assets of the Company are not specifically discussed herein.

  On February 18, 1999, Tembec Industries Inc. ("Industries"), a wholly-owned subsidiary of the Company, acquired all of the assets of the Company, including its investments in divisions, subsidiaries and joint ventures. As part of this corporate reorganization, Industries assumed all liabilities of the Company. Since then, the Company took steps to streamline its corporate structure and crystallize synergies by amalgamating Crestbrook Forest Industries Inc. and Pine Falls Paper Company Limited ("Pine Falls") with Industries as well as transferring the assets of Malette Québec Inc. ("MQI") and Donohue Matane Inc. ("Matane") into Spruce Falls Inc. ("Spruce Falls").

  Unless otherwise noted or the context otherwise indicates, references to the "Company" in this Form are to Tembec Inc. References to "Tembec" are to, as the context may require, either the Company or the Company together with one or more of its subsidiaries (the "Subsidiaries"), associates and its interest in joint ventures and other entities.

  CORPORATE ORGANIZATION CHART OF THE COMPANY(1)

TEMBEC INC.
(Québec)
100%
TEMBEC INDUSTRIES INC.
(Canada)
Sawmill - Taschereau QC
Sawmill - LaSarre QC
Sawmill - Béarn QC
Sawmill - Témiscaming QC
Finger Joint Plant - LaSarre QC
Specialty Cellulose Pulp Mill - Témiscaming QC
Sawmill - Hearst ON
Sawmill - Kirkland Lake ON
Sawmill - Timmins ON
Sawmill - Cochrane ON
Sawmill - Mattawa ON
Flooring Plant & Sawmill - Huntsville ON
Flooring Plant - Etobicoke ON
Softwood Pulp Mill - Smooth Rock Falls ON
Sawmill - Elko BC
Sawmill - Canal Flats BC
Finger Joint Plant - Cranbrook BC
Softwood Pulp Mill - Skookumchuck BC
High Yield Pulp Mill - Chetwynd BC
Planer Mill - Cranbrook BC
Newsprint Mill - Pine Falls MAN
50%
Excel Forest Products Limited
(Ontario)
Sawmill - Opasatika ON
AV CELL INC.
(New Brunswick)
Dissolving Pulp Mill
Atholville NB
MARATHON PULP INC.
(Ontario)
Softwood Pulp Mill
Marathon ON
TEMREX FOREST PRODUCTS LIMITED PARTNERSHIP
(QUÉBEC)
Sawmill - Nouvelle QC
Sawmill - St-Alphonse QC
50%
TEMLAM INC.
(Canada)
LVL Mill - Ville-Marie QC
100%
JAGER BUILDING SYSTEMS INC.
(Canada)
Wood I - Beam Plant - Calgary AL
Wood I-Beam Plant - Bolton ON
Wood I-Beam Plant - Blainville QC
Metal Stamping Plant - Bolton ON
100%
TEMBEC USA LLC
(Delaware)
Paper Mill - St-Francisville, Louisiana, USA
100%
Davidson Industries (Woodsville), Inc.
(New Hampshire)
Sawmill - Woodsville NH, USA
100%
SPRUCE FALLS INC.
(Canada)
Newsprint Mill - Kapuskasing, ON
Sawmill - Kapuskasing, ON
Board Machine - Témiscaming QC
High Yield Pulp Mill - Témiscaming QC
High Yield Pulp Mill -Matane QC
Paper Mill - St-Raymond QC
OSB Mill - St-Georges QC
100%
TEMBEC INTERNATIONAL BV
(Holland)
Representative Offices in:
Beijing, China
Seoul, South Korea
Signy/Nyon, Switzerland
San Sebastian, Spain
75%
TEMBEC BRASSAC SAS
(France)
Sawmill
Brassac, France
100%
TEMBEC TARASCON SA
(France)
Softwood Pulp Mill
Tarascon, France
100%
TEMBEC TARTAS SA
(France)
Fluff Pulp Mill
Tartas, France
100%
TEMBEC SAINT- GAUDENS SA
(France)
Hardwood Pulp Mill
Saint-Gaudens, France
100%
MARKS LUMBER LTD.
(Ontario)
Reman Plant
Brantford ON
100%
DAVIDSON INDUSTRIES INC.
(Canada)
Sawmill - Davidson QC

  (1) As at January 23, 2003, except as otherwise indicated, 100% of all voting and non-voting securities of the entities mentioned in this chart are held by the Company or by its subsidiaries, as indicated.

  ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

  3.1  Business Overview

  Tembec is a large, diversified and integrated forest products company with the majority of its operations located in Canada and a growing presence in the United States and in Europe. Its core business segments are forest, pulp and paper products with Tembec maintaining a small presence in the chemical and paperboard sectors which, in the aggregate, represents less than 10% of its consolidated assets and 10% of its consolidated revenues. Tembec produces approximately 1.7 billion board feet of lumber, 2.2 million tonnes of market pulp and 1.0 million  tonnes of newsprint and groundwood papers. Tembec's strategy is to (i) be diversified into forest products, pulp products and paper products; (ii) maintain low cost, efficient operations; and (iii) utilize its technical and operating expertise to develop niche products and markets within such core business segments. The implementation of this strategy, together with Tembec's disciplined approach to acquisitions and capital investments, has produced significant revenue and earnings before interest, income taxes, depreciation and amortization ("EBITDA") growth.

  For the fiscal year ended September 28, 2002, Tembec had gross sales of $3.4 billion, net sales of $3.0 billion, EBITDA of $275.5 million, and a net loss of $158.5 million. Tembec's total assets at that date were $4.0 billion and it employed approximately 9,500 people.

  3.1.1   Three Year Retrospective

  In the last three fiscal years, Tembec was active in pursuing its growth targets, completing twelve acquisitions over such period participating in four joint-ventures, while raising US$1.5 billion in the capital markets. A more detailed chronology of historical highlights follows:

    October 1, 1999:   Acquisition of the remaining 50% interest in Tartas S.A., since renamed Tembec Tartas S.A., which operates a fluff pulp mill and a related chemical business.

    December 3, 1999:   Acquisition of all of the shares of Matane. Matane owned a high yield pulp mill located in Matane, Québec.

    January 31, 2000:   Acquisition of the shares of Marks Lumber Limited which owns and operates a lumber remanufacturing facility located in Brantford, Ontario.

    February 2, 2000:  Acquisition of the remaining 54.3% of common shares of MQI that Tembec did not already own from SGF-Rexfor Inc. ("Rexfor") (45.7%) and public shareholders (8.6%). MQI owned an oriented strandboard ("OSB") plant in Saint-Georges de Champlain, Québec and a paper mill in Saint-Raymond, Québec.

    February 3, 2000:   Acquisition of the shares of Fort-James Marathon Limited, since renamed Marathon Pulp Inc. ("Marathon"), in a 50/50 joint venture arrangement with Kruger Inc. Marathon owns and operates a northern bleached software kraft ("NBSK") pulp mill in Marathon, Ontario.

    October 31, 2000:   Acquisition of two companies, now called Tembec Tarascon S.A. and Tembec Saint-Gaudens S.A., which own two market pulp mills located in southern France, which produce softwood and hardwood kraft pulp. As a result of this transaction, Tembec's European pulp production capacity increased to approximately 710,000 tonnes per year, making it the leading pulp producer in France.

    December 28, 2000:   Acquisition of all of the outstanding common shares of A.R.C. Resins International Corp. The facilities acquired include a liquid resin plant and an option to purchase a formaldehyde plant, both located in Longueuil, Québec. This acquisition positioned Tembec as a leading supplier and producer of resin for the forest industry in North America.

    January 11, 2001:  Industries issued US$250 million of 8.50% senior notes due 2011 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by Tembec Inc. These notes were subsequently registered on April 20, 2001.

    February 8, 2001:  Tembec received the certificate of registration confirming that its Environmental Management System ("EMS") is in conformance with the International Organization for Standardization ("ISO") 14001-1996 standard. This registration applies to most of Tembec's operations in Canada.

    February 25, 2001:   Acquisition of the remaining interest in the shares of Pine Falls held by employees.

    March 19, 2001:   Acquisition of a 50% interest in Excel Forest Products Limited ("Excel"), a sawmill located in Opasatika, Ontario (40km west of Kapuskasing, Ontario).

    June 13, 2001:   Acquisition of the assets of Duratex Hardwood Flooring Inc. which operates a hardwood flooring pre-finishing plant in Etobicoke, Ontario.

    June 19, 2001:   Acquisition of a pulp and paper mill located in St. Francisville, Louisiana from Crown Paper Co. The St. Francisville mill is an integrated pulp and paper facility which produces coated groundwood papers specialty papers.

    June 19, 2001:  Industries issued US$250 million of 8.50% senior notes due 2011 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by the Company. These notes were subsequently registered on July 25, 2001.

    August 1, 2001:   Industries and SGF-Rexfor Inc. ("Rexfor") formed a 50/50 joint venture to develop the engineered wood products business. The joint venture, Temlam Inc. ("Temlam"), acquired the building systems division of Jager Industries Inc. ("Jager") comprising mainly the manufacture and distribution of engineered wood I-beams, truss connector plates and metal webs for roof and floor trusses as well as the distribution of LVL, rim joists, hangers and other ancillary products. In conjunction with the acquisition of the building systems division of Jager, Temlam also acquired Industries' LVL plant located in Ville-Marie, Québec.

    November 5, 2001:   Industries acquired Davidson Industries Inc. ("Davidson"). Davidson's owns three facilities; a pine sawmill and a hardwood sawmill in Davidson, Québec, and a pine sawmill in Woodsville, New Hampshire. Davidson operates a distribution centre in Ireland and holds a non-controlling interest in a radiata pine sawmill in Chile.

    December 17, 2001:   Tembec invested $35 million to obtain an indirect 25% equity interest in the Gaspesia Papers Limited Partnership, which is modernizing the paper mill located in Chandler, Gaspé. Rexfor holds an equivalent 25% interest, with the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (the "FTQ") holding the remainder. The investment was completed July 15, 2002.

    March 13, 2002:   Industries issued US$350 million of 7.75% senior notes due 2012 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by the Company. These notes were subsequently registered.

    April 5, 2002:   Industries formed the Produits Forestiers Temrex Limited Partnership ("Temrex") in a joint venture with Rexfor to consolidate woodlands and sawmill operations in the Gaspé region of the Province of Québec. Industries and Rexfor each invested $32.8 million to capitalize Temrex. The latter then purchased the Company's Nouvelle sawmill assets and related net working capital for $41.8 million. Temrex also purchased the assets and net working capital of the St. Alphonse sawmill from Rexfor for $23.0 million.

    April 9, 2002:  Industries completed the redemption of its US$250 million 9.875% Senior Notes due 2005.

    July 1, 2002:   Tembec formed with Les Coopératives Forestières du Sud Massif Central a new enterprise, Tembec Brassac SAS ("Brassac"). The Company holds 75% of Brassac. Brassac reopened S.A. Bousssière & S.A.R.L. Scierie du Haut Languedoc sawmill, located in Brassac and Bez, France.

  3.1.2   Recent Developments

    October 7, 2002:  Tembec acquired a High Yield pulp mill located at Chetwynd in northern British Columbia for a nominal consideration.

  ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS

  4.1   Principal Operations

  Tembec's business is centered around its ownership interests in the various operations forming part of its Forest Products Group, Paper Group and Pulp Group.

  The forest, pulp and paper products industries are commodity markets in which producers compete primarily on the basis of price. The markets for forest, pulp and paper products are highly competitive and cyclical characterized by (i) periods of excess product supply due to industry capacity additions, increased production and other factors, and (ii) periods of insufficient demand due to weak general economic activity, inventory destocking by customers and other factors. Demand for forest, pulp and paper products is also influenced to a significant degree by the global level of economic activity. Prices for Tembec's products have fluctuated significantly in the past and may fluctuate significantly in the future. Tembec's ability to compete in these markets is also dependent upon customer service, product quality, favorable manufacturing costs and currency exchange rates.

  Industry Segment and Geographic Information

  Financial information pertaining to industry and geographical segments and export sales for the fiscal year ended September 28, 2002 are presented on pages 50 to 52 of the 2002 Annual Report of the Company, including the audited consolidated financial statements and the notes thereto for the fiscal year ended September 28, 2002 and the report of the auditors thereon dated October 28, 2002 (the "Annual Report"), which are incorporated by reference herein.

  4.1.1  Forest Products Group

  Tembec's Forest Products Group consists of 31 operations located in Canada, the United States, Chile and France. Collectively, the Forest Products Group produces an extensive range of commodity and value-added forest products. For the fiscal year ended September 28, 2002, the Forest Products Group generated net sales of $831.8 million and EBITDA of 70.8 million. Forest Products Group annual sales accounted for approximately 29% of Tembec's total consolidated sales in fiscal 2002 compared to 27% for fiscal 2001.

  The Forest Products Group focuses on three main product groups: A. Spruce, Pine, Fir Lumber and Panels, B. Specialty Wood products and C. Engineered Wood products. The following table summarizes the normal annual operating levels of each facility by product group:

A. Spruce, Pine, Fir Lumber and Panels
Spruce, Pine, Fir Lumber
Location	MFBM
Stud Lumber - Taschereau/LaSarre, QC(1)	180,000
Random Lumber - Bearn, QC	110,000
Random Lumber - Nouvelle, QC(2)	45,000
Random Lumber - St. Alphonse, QC(2)	35,000
Stud Lumber - Kirkland Lake, ON	65,000
Random Lumber - Timmins, ON	145,000
Stud Lumber - Cochrane, ON	135,000
Stud Lumber - Kapuskasing, ON	100,000
Random Lumber - Opasatika, ON	80,000
Random Lumber - Hearst, ON	135,000
Random Lumber - Elko, BC	160,000
Random Lumber - Canal Flats, BC	130,000
Finger Joint Lumber - Cranbrook, BC )	50,000
Random Lumber - Cranbrook, BC(3	____N/A
1,370,000

Oriented Strand Board
Location	Million of Ft2 (1/16" basis)
OSB - Saint-Georges, QC	1,700

B. Specialty Wood
Pine, Hardwood Lumber and Hardwood Flooring
Location	MFBM
Pine and Hardwood Lumber - Davidson, QC	60,000
Pine Lumber - Woodsville, NH	30,000
Pine and Hardwood Lumber - Mattawa, ON	30,000
Pine and Hardwood Lumber - Témiscaming, QC	15,000
Hardwood Lumber - Huntsville, ON	18,000
Hardwood Flooring - Huntsville, ON	18,000
Pre-Finished Hardwood Flooring - Toronto, ON	10,000
Remanufactured Lumber - Brantford, ON	100,000
Maritime Pine Lumber - Brassac, France(4)	37,500
Radiata Pine Lumber - Curanilahue, Chile (5)	13,000
331,500
C. Engineered Wood
Laminated Veneer Lumber
Location	Thousand Ft3
LVL - Ville-Marie, QC(6)	450
Engineered Finger Joint Lumber
Location	MFBM
Engineered Finger Joint Lumber - LaSarre, QC	50,000
Wood I-Beams
Location	Thousand Linear Feet
Wood I-Beam - Blainville, QC(6)	5,000
Wood I-Beam - Bolton, ON(6)	22,500
Wood I-Beam - Calgary, AB(6)	12,000
39,500
Metal Plates and Webs	Million lbs
Metal Plates and Webs - Bolton, ON(6)	22.0

  (1) Sites are operated as a combined entity.
  (2) Volumes reflect 50% of the actual capacity as the units are part of the Temrex joint venture.
  (3) Dries and planes lumber sawn at the Elko and Canal Flats Sawmills.
  (4) Volumes reflect 75% of the actual plant capacity as the unit is part of the Tembec Brassac joint venture.
  (5) Volume reflects 26% of the actual plant capacity as the unit is part of the Foraction joint venture.
  (6) Volumes reflect 50% of the actual plant capacity as the units are part of the Temlam joint venture.

  Products and Markets

  The spruce, pine and fir lumber ("SPF") sawmills produce various types, species and grades of lumber which are used primarily for residential and commercial construction. Higher value SPF lumber products include premium J-Grade and machine stress rated grades. Pine and hardwood lumber are used in a wide variety of applications including furniture, flooring, specialty, residential and commercial applications. OSB is used in residential construction and industrial applications. Hardwood flooring products are targeted for residential, commercial and recreational applications. The engineered wood products segment of the Forest Products Group principally manufactures Jager Building Systems products, laminated veneer lumber and finger jointed flange stock which is needed in specialized residential and commercial construction applications such as roof and floor truss systems as well as beam and header applications. In addition, the Forest Products Group produces and ships approximately 2.1 million tonnes of wood chips, approximately 84% of which are directed to Tembec's pulp and paper facilities, providing the Forest Products Group with a competitive advantage over non-integrated producers.

  The cyclical nature of the lumber industry and the seasonal nature of the construction industry lead to fluctuations in the demand and supply of lumber. North American solid wood products demand is largely dependant on the level of consumer confidence. Over 75% of wood products consumption ends up in residential housing, with interest rates and employment continuity the two major determinants of home purchases. While in many applications lumber competes with other products such as steel, plastic and engineered wood products, lumber is typically used for residential construction. Tembec competes with both small independent operators and larger integrated corporations.

  In the United States, the market for engineered wood products is dominated by Weyerhaeuser, Boise Cascade and Louisiana Pacific who control a majority of the production capacity. In Canada, Jager and Weyerhaeuser are the largest suppliers of engineered wood products.

  Sales Distribution

  In North America, products are sold by Tembec's own internal sales force to wholesalers and distributors as well as directly to large retailers and end-users.

  Competition

  Competition among Canadian and U.S. producers of softwood lumber is intense, Canadian producers of softwood lumber are very dependent on open access to export markets. The Canada/U.S. Softwood Lumber Agreement, which imposed quotas on the duty-free volumes sold by mills in British Columbia, Alberta, Ontario and Québec, expired on March 31, 2001. Antidumping and countervailing duties on softwood lumber totalling 29% are imposed by the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC") on products sold by Tembec into the United States. See Item 4.5.1 - Countervailing and Antidumping Duties.

  Fiber Supply

  Tembec's forestry operations are managed by the Forest Resources Management Group. This includes the harvesting of timber, either directly or through contractors, and all silviculture and regeneration work required to ensure a sustainable supply of wood fibre to the manufacturing units. The Forest Resources Management Group is also responsible for third party timber and wood chip purchases which are required to supplement total requirements. Its main objective is the optimization of the flow of timber to the various manufacturing units. Tembec seeks to maximize the utilization of timberlands for which it is responsible through efficient management and by following sustainable forest management practices so that the timberlands provide a continuous supply of wood for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, including genetic research and computerization.

  As Tembec's forestry activity in Canada is conducted primarily on Crown land, the Forest Resources Management Group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations. Additional supply of approximately 1.6  million cubic meters was secured through purchases and exchanges with third parties.

  Québec

  Tembec has timber supply and forest management agreements (commonly known as "CAAFs") with the Ministry of Natural Resources (Québec), used to supply its Québec sawmills. Each CAAF has a term of 25 years and is subject to review and renewal every five years. Renewal at the end of each five-year period remains at the discretion of the Ministry of Natural Resources (Québec) and is subject to its determination that Tembec has satisfied the obligations specified under the relevant CAAF. The CAAFs are in the process of being renewed without significant changes being imposed to their terms and conditions.

  Ontario

  Tembec's cutting rights are provided through several deemed Sustainable Forest Licences and Sustainable Forest Licences. These licences expire at different dates and have 20 year terms, renewable every five years, based on satisfactory performance as determined by independent audits and approval of the Ministry of Natural Resources (Ontario).

  Manitoba

  In Manitoba, Forest Management License Agreements ("FMLs") enable holders to harvest to sustainable levels. The FMLs are for 20 years terms and are renewable every 10 years upon approval of a ten year forest management plan. An environmental licensing process accompanies the submission of the long term forest management plan resulting in the issuing of a ten year environmental license. The Province of Manitoba is undertaking a land use planning initiative ("LUPI"). Renewal of the long-term tenure agreements will begin after the LUPI is complete. In the interim, short-term extensions to the FMLs are being approved.

  British Columbia

  Approximately 95% of all timberlands in the Province of British Columbia are Crown lands. Subject to the British Columbia Forest Act and Forest Practices Code of British Columbia Act and related regulations, rights to harvest Crown timber may be granted on behalf of the Crown in the form of forest tenures. The forms of forest tenures held by Tembec are tree farm licences (25 year term replaced every 5 years) and forest licences (15 year term renewed every 15 years). Harvesting under these tenures is subject to the holder's compliance, to the satisfaction of the Ministry of Forests, with obligations regarding forest management, harvesting and reforestation.

  Stumpage and Other Charges

  Provincial authorities impose stumpage fees on volumes of wood cut on Crown land. These fees are determined under specific mechanisms in each province. Part of the mandate of the Forest Resources Management Group is to ensure that stumpage charged by the provincial governments reflects the fair value of the timber being harvested.

  4.1.2   Pulp Group

  As at October 7, 2002, the Pulp Group currently consists of eleven manufacturing facilities operating at ten sites. These facilities are divided into two main categories: paper pulps (softwood kraft, hardwood kraft and high yield pulps) and specialty pulps (specialty cellulose, fluff and dissolving pulps). Nine of the pulp mills are wholly-owned and Tembec has a 50% joint venture position in the Marathon, Ontario softwood kraft pulp mill and in the Atholville, New Brunswick dissolving pulp mill. In the fiscal year ended September 28, 2002, the Pulp Group generated total sales of $1,301.7 million and EBITDA of $96.4 million. The following table summarizes the products and current annual capacity of each facility by main type:

Paper Pulps
Product and Location	Tonnes
Softwood Kraft - Skookumchuck, BC	270,000
Softwood Kraft - Smooth Rock Falls, ON	210,000
Softwood Kraft - Marathon, ON (50% of current annual capacity)	92,500
Softwood Kraft - Tarascon, France	260,000
Hardwood Kraft - Saint-Gaudens, France	300,000
Hardwood High Yield - Témiscaming, QC	285,000
Hardwood High Yield - Matane, QC	215,000
Hardwood High Yield - Chetwynd, BC(1)	215,000
Total	1,847,500

Specialty Pulps
Product and Location	Tonnes
Specialty Cellulose - Témiscaming, QC	165,000
Fluff - Tartas, France	160,000
Dissolving - Atholville, NB (50% of current annual capacity)	55,000
380,000
Total	2,227,500

  (1) Acquired on October 7, 2002

  Products and Markets

  Most paper grade market pulps, primarily kraft, are produced by chemical processes, although high yield pulps are made by mechanical methods such as thermomechanical pulp ("TMP"), chemi-thermomechanical pulp ("CTMP") and bleached chemi-thermomechanical pulp ("BCTMP"). Kraft paper pulps are used to produce a variety of high quality paper products with specific brightness and strength characteristics. Softwood kraft normally sells for a premium over hardwood kraft as its longer fibers provide required strength properties for paper producers. High yield market pulps have only been produced in North America since the mid 1980's. Initially, most high yield pulps were manufactured with softwood and utilized in tissue and towel applications, where their superior bulk and absorbency are desired characteristics. However, Tembec had always maintained a strategy of targeting the use of high yield pulps in paper production. The strategy led to the development of hardwood high yield grades made from birch, aspen and maple. Although high yield pulps are lower than kraft pulps in tensile and tear strength, they offer advantages in bulk, opacity and cost.

  Specialty pulps are used in a wide variety of applications. The specialty cellulose pulp mill in Temiscaming, Québec, produces highly purified grades composed of 95% to 99% cellulose, which are used in textiles, pharmaceuticals, food additives and industrial chemicals. Fluff pulp at Tartas is produced using the sulphite process and it is sold to manufacturers of disposable sanitary products who then "defibrillate" the pulp rolls into individual fibers to give their products bulk, softness and absorbency. Disposable baby diapers account for a large percentage of fluff pulp consumption. Feminine napkins, adult incontinence diapers and nursery pads are other important end-users. The dissolving pulp grades produced at Atholville, New Brunswick, are also highly purified grades of cellulose pulp. They are used in the manufacture of rayon staple textile fiber by affiliates of the Birla Group, Tembec's joint venture partner.

  The pulp market is international in nature, with large volumes of pulp moving duty-free between net-producing regions and net-consuming regions. The global market pulp demand in 2001 was approximately 36 million tonnes with European demand estimated at 16 million tonnes. North America and the Nordic countries are the largest pulp producing regions, although countries with fast-growing plantations, such as countries in South America, are growing in importance. As market pulp pricing is referenced in U.S. dollars the relative weakness of the EURO to the US dollar early in 2002 provided Nordic and Western Europe producers a competitive advantage which has abated somewhat with the appreciation of the Euro against the Canada dollar. Tembec is the second-largest market pulp producer in North America and the largest market pulp producer in France marketing its pulp on a world-wide basis, primarily through its own sales force. The Pulp Group maintains sales or representative offices in Canada, Spain, Switzerland, Italy, China and South Korea and also markets pulp produced by third parties.

  Sales from the Pulp Group represented approximately 36% of Tembec's total consolidated sales in fiscal 2002 compared to 40% in fiscal 2001.

  Fiber Supply

  The seven North American pulp mills consumed approximately 2.1 million bone dry tonnes of wood chips in fiscal 2002. Of this amount, approximately 49% are supplied by the Forest Products Group. The remainder is purchased from third parties under contracts and agreements of various duration. The three pulp mills located in southern France purchase all of their fiber requirements from many private landowners.

  4.1.3   Paper Group

  The Paper Group currently consists of four facilities with a total of twelve paper machines producing newsprint, book paper, coated paper and high-bright paper. For the fiscal year ended September 28, 2002, the Paper Group generated net sales of $777.8 million and EBITDA of $72.1 million. The following table summarizes the products and current annual operating levels of each facility by main type:

Newsprint & Uncoated Groundwood Papers	Tonnes(1)
Newsprint - Kapuskasing, ON	400,000
Newsprint - Pine Falls, MB	180,000
High-Brite - St. Raymond, QC	23,000
603,000
Coated Papers
Coated No 4 and 5 - St. Francisville, LA	280,000
Machine Finished Coated - St. Raymond, QC	44,000
324,000
Specialty Papers
Uncoated Bleached Board - St. Francisville, LA	80,000
Specialty Kraft Paper - St. Francisville, LA	27,000
107,000

Total	1,034,000

  (1) Although the above table shows all capacities in "metric" tonnes, coated paper and certain specialty papers are sold primarily in short tons.

  Products and Markets

  Newsprint is an uncoated paper used primarily for the publication of daily newspapers. It is one of the largest single paper products in the world. It is generally considered to be a commodity product, having a uniform definition and little distinct differences. Book papers are manufactured using the same process as standard newsprint. However, as it is a controlled thickness product, the primary property developed is the controlled bulk or the caliper of the sheet.

  Newsprint demand is chiefly determined by the performance of daily newspapers. Canadian manufacturers of newsprint are very dependent on export markets, particularly the U.S. market. As a result of this large dependence on the U.S. market, Tembec's newsprint competitiveness is influenced by the relative strength of the Canadian dollar versus the U.S. dollar.

  Tembec markets its newsprint and papers primarily in the northeast and central U.S. and in eastern and central Canada through its internal sales force, based in Toronto. Brokers and paper merchants are sometimes retained to provide enhanced market presence.

  The St-Francisville Louisiana pulp and paper facility produces coated and specialty papers. Coated papers made by Tembec are categorized as coated groundwood, a clay coated base sheet containing mechanical and chemical pulps. The end use markets are magazines and catalogs. Demand factors for magazines and catalogs are related to advertising and retail sales. The general economy strongly influences both. The coated paper capacity of Tembec represents less than 10% of the North American market. The specialty paper products segment, which is divided further into lightweight and heavyweight papers, encompasses the food and medical papers markets and typical end uses are coffee filters, medical papers, cup stock for drinking cups, file folder, and magazine reply card. The lightweight segment of the specialty market is made up of small non-pulp integrated producers. Tembec is the leading producer of paper for the coffee filter market and also benefits from being fully integrated with its pulp supply with respect to this segment of the market. The heavyweight segment of the specialty market includes International Paper and Mead Westvaco as the primary competitors.

  The focus of the Paper Group is the North American market with emphasis on the US market. For fiscal 2002, the Paper Group represented 26% of total consolidated sales and 23% in fiscal 2001.

  Fiber Supply

  The Paper Group receives approximately 36% of its virgin fiber requirements through internal sources with the remainder purchased from sawmills and third party suppliers. The four paper mills consumed 1,079,000 tonnes of wood chips and round wood in the last fiscal year. All of the wood fiber required by the St. Francisville pulping facilities is purchased from industrial and privately owned land.

  The Kapuskasing and Pine Falls mills both produce newsprint that contains recycled fibre. They utilize a combination of TMP and de-inked recycled pulp produced from old newspapers ("ONP") and old magazines ("OMG"). Their annual consumption of ONP and OMG is approximately 113,500 tonnes. The ONP and OMG is purchased through contracts with various merchants and collection groups. The fiber used in the process at the St-Francisville mill is a combination of pressurized stone groundwood mechanical pulp and kraft chemical pulp. It purchases small quantities of kraft and de-inked pulps. The St. Raymond paper mill produces coated paper using an alkaline peroxide mechanical pulping process which it supplements with purchased kraft chemical pulp for fiber.

  4.2   Capital Expenditures

  In the past five fiscal years, Tembec incurred $ 817.0  million of gross capital expenditures, $14.8 million of asset disposals to total $802.2 million in net fixed asset additions, the most significant being related to modernization and production increases at the Temiscaming pulp mills, the construction of a thermomechanical pulp mill at Pine Falls, the construction of a cogeneration plant at the Skookumchuck pulp mill, the construction and upgrade of wood waste and biomass boilers at the Smooth Rock Falls pulp mill and Kapuskasing newsprint operations. In the less capital intensive Forest Products Group, the principal capital expenditures were incurred for the modernization and expansion of the Timmins OSB mill, since sold and the construction or modernization of the Kapuskasing and Cochrane sawmills. For fiscal 2002 the corporation incurred $98.9 million of capital expenditures. For fiscal 2003, approximately $224 million of capital expenditures will be incurred for the completion of ongoing projects, maintenance and cost reduction programs.

  The following table sets out Tembec's capital expenditures on a consolidated basis for the five years ended September 28, 2002.

	Years Ended September 30
	1998	1999	2000	2001	2002
	(in million of dollars)
Forest Products Group	28.0	36.6	65.8	30.1	41.1
Pulp Group	51.3	36.5	135.9	94.2	40.6
Paper Group	34.7	14.1	58.2	83.5	6.5
Other	2.7	3.7	5.0	23.0	10.7
Net Fixed Asset Additions	116.7	90.9	264.9	230.8	98.9
As a % of Fixed Asset Depreciation	114%	80%	190%	118%	45%

  4.3   Environmental

  Environmental Policy

  Tembec shares with the community important responsibilities towards the environment in which we live and work. The Company supports the responsible stewardship of resources, including forest, fish and aquatic habitat, wildlife, air, land and water. Responsible stewardship, combined with a continuous improvement process, makes possible sustained economic development and an improved quality of life. In this spirit, Tembec is committed to implementing and maintaining an effective environmental management program that will govern its attitude and action in environmental matters and will benefit the environment and the community, as well as its shareholders, employees and customers.

  Tembec is committed to maintaining Environmental Management Programs ("EMPs") in order to demonstrate responsible stewardship of resources and a continual improvement of its environmental performance. Tembec has two EMPs based on its corporate environmental policy - Forever Green® and Impact Zero® - targeting the forestry and manufacturing sectors respectively. The objectives of the EMPs are to (i) maintain compliance with Tembec's corporate principles and environmental policy, (ii) integrate sustainable development, (iii) respond effectively to environmental issues, and (iv) obtain appropriate certification.

  The main goal of Impact Zero® is to reduce to a minimum the impact of manufacturing activities on the environment. The means of achieving this goal must be defined in a technical and economic context. Impact Zero® includes the development of environmental objectives, targets and action plans that are based on specific performance criteria. Impact Zero® also includes the implementation and maintenance of an environmental management system ("EMS"), in conformance with the ISO 14001-1996 standard. The EMS is essential for the achievement of Tembec's environmental objectives. With Impact Zero®, Tembec aims to become a world leader in environmental protection and sustainable development. Impact Zero® objectives and targets are established in six key areas and for each Tembec manufacturing site. Some objectives and targets are common to all sites while others are site-specific, depending on the site's operations and equipment, and particular environmental context. The sites are responsible for establishing and maintaining programs and action plans required to achieve the environmental objectives and targets within scheduled timeframes, as well as for allocating the human, technical and financial resources required for their implementation. As part of Impact Zero®, Tembec has implemented the Environmental Profile Data Sheet™ ("EPDS™ ") system, which applies to all Tembec pulp and paper products. The EPDS™ is a voluntary labelling program introduced in 1997 by the Forest Products Association of Canada. It provides a standard template designed to assist customers in making informed choices based on the actual environmental attributes of the pulp and paper products they are purchasing. It offers measurement data and explanatory comments related to the attributes that cover the life cycle of the products. With the exception of products from recently acquired mills, the EPDS™ form has been completed for each Tembec group of pulp and paper products, and verified by an independent auditor.

  The Tembec Forever Green® Environmental Management Program (the "Forever Green® Program") aims to promote environmental protection, sustainable forest management, and conformance with the Tembec environmental policy for all forest operations. Tembec is committed to demonstrating responsible stewardship of resources and a continual improvement of environmental performance. As part of the Forever Green® Program, Tembec has developed guiding principles (the "Forever Green® Guiding Principles") that direct forest managers in the establishment of environmental objectives and targets. The Forever Green® Guiding Principles represent important environmental values that must be respected in all forest activities. The Forever Green® Program also includes the implementation and maintenance of an EMS, in conformance with the ISO-14001-1996 standard. The values identified in the Forever Green® Guiding Principles are respected by setting objectives, and by maintaining an effective EMS. The Forever Green® Guiding Principles will be reviewed on an annual basis by the Tembec Corporate Forestry Committee. One of the key roles of this committee is to oversee the progress of the Forever Green® Program and provide the necessary direction in order to ensure continual environmental improvement. As part of the Forever Green® Program, Tembec has also made a commitment to certify all of its forest operations to the Forest Stewardship Council ("FSC") standards. Therefore, more than 13 million hectares across Canada will be FSC certified by the end of 2005.

  Environmental Management

  In 1999, Tembec began a $141 million multi-year modernization program (the "Modernization Program") at the specialty cellulose mill, located in Témiscaming, Province of Québec, which has already yielded positive results in the area of effluent treatment. As at September 28, 2002, a total of $102.9 million was invested in the Modernization Program.

  In late 2000, the Témiscaming specialty cellulose mill implemented new screening facilities, as well as oxygen delignification and caustic soda extraction units, making it possible for the Témiscaming site to comply with adsorbable organic halogens limits. The only persistent divergence from emission standards noted was for particulate matter in recovery boilers. In late 2002, the Témiscaming site installed a new wet electrostatic precipitator on one boiler. If it performs as well as expected, similar precipitators will be installed on the two other units in 2004.

  In mid 2002, the Témiscaming mill was charged for having occasionally discharged effluent in excess of regulatory environmental standards between January and March 2001. Tembec is currently contesting these charges. The addition of a second secondary clarifier in 1998 improved the situation but the biological system still experiences occasional upsets which leads to exceedances. Tembec has recently committed to the construction and operation of a new anaerobic waste treatment facility to comply with regulatory environmental standards. This $19.2 million facility is currently scheduled to be completed in late 2003. In addition to the environmental benefits, this new facility will displace purchased energy at the Témiscaming site.

  Atmospheric emissions were reduced at the Smooth Rock Falls pulp mill. In late 2000, Tembec completed the installation of an electrostatic precipitator on the facility's bark refuse boiler and subsequently started a second precipitator on the waste liquor recovery boiler . The Smooth Rock Falls pulp mill also benefited from the expansion of its effluent treatment facilities. In 2002, Tembec completed its installation of a black liquor oxidation unit at the Smooth Rock Falls pulp mill to reduce total reduced sulphur ("TRS") emissions. However, the Smooth Rock Falls pulp mill's TRS is still above environmental standards. To address this situation, Tembec has developed an environmental plan to collect and treat dilute gas. As part of this plan, the mill is now starting a pilot bioreactor to treat some high volume low concentration streams. If this trial is successful, construction will start in 2003 to come into operation in mid 2004. Tembec currently anticipates that further investments will be required to bring the operations at the Smooth Rock Falls pulp mill within full compliance with environmental standards.

  During fiscal 2001, Tembec installed a new wood waste fired boiler and co-generation unit at the Skookumchuch pulp mill. The $55.5 million project led to the permanent closure of Tembec's existing "Teepee" burners and provided a cost efficient and environmentally acceptable method of disposing of the region's waste while generating thermal and electrical energy required by the mill.

  Tembec has started the implementation of a multi-year environmental plan for its three French pulp mills to ensure compliance with current and upcoming environmental standards. The total cost to be spent over the next 5 years is estimated at $130 million. Major items include the installation of electrostatic precipitators to reduce particulate emissions, new boilers, upgrade of treatment facilities and process modifications in order to improve the treatment facility performance.

  Tembec makes provisions for closure and post-closure costs associated with solid waste landfill sites related to its operations. At September 28, 2002, Tembec had accrued $5.1 million for the estimated future costs related to the closure and post-closure of certain solid waste landfill sites at the St. Francisville, Louisiana paper mill. The accrued amounts are expected to be paid during the operation of the landfills, through closure of the sites and the thirty-year post closure monitoring period.

  4.4   Research and Development

  Tembec considers research and development ("R&D") as essential to its growth and to its long-term ability to compete successfully on world markets. Tembec's mission of minimizing costs and encouraging innovation while protecting the environment is backed by its objective to invest the equivalent of 1% of gross sales in R&D each year. In 2002, R&D investments amounted to nearly $100 million, making Tembec one of Canada's leading innovative producers.

  Research projects targeted environmentally sound forest operations, reforestation, and fibre transformation processes. R&D activities also focused on higher profitability by enhancing manufacturing processes and byproducts while maximizing fibre utilization and transforming raw material into new products with higher added value. In 2002, the Tembec Forest Resource Management Group, in collaboration with governments, universities and focus groups, led the Forest Research Partnership in the development of holistic and environmentally-friendly forest management practices that is intended to lead to a sustainable 10% increase in available fibre resources. The Forest Products Group has developed new products and technologies, such as the single pass saw line, minimizing wood waste and increasing energy efficiency. The Pulp Group's R&D effort were geared towards increasing yields and efficiency while producing higher quality pulps using environmentally conscious processes. The Paperboard Group, by nature of its specialty niche markets, is continuously involved in leading edge R&D. The Publishing Paper Group, which also develops and patents new products, has gained a reputation in reducing green-house gas emissions. The Chemical Group has also developed new products and explored new synergies with other Tembec groups.

  Some R&D projects are carried out in partnership with specialized research centres, including Pulp & Paper Research Institute of Canada, Forintek, Forest Engineering Research Institute of Canada, and many Canadian universities. The R&D thrust is a crucial aspect of Tembec's activities, enabling Tembec to continue meeting its customers' ever-growing expectations and to remain one of the industry's most innovative papermakers.

  The Corporate R&D Group has been implementing a comprehensive R&D management structure across all divisions of Tembec. Its purpose is to ensure that R&D is conducted within a stringent, systematic investigative framework essential in achieving significant technological advances. The new structure also combines the management of financial and scientific activities, a move that makes it much easier to put forward complete, in-depth and relevant R&D proposals each year.

  4.5   Litigation

  4.5.1   Countervailing and Antidumping Duties

  On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber from Canada were filed with the USDOC and the USITC, by certain U.S. industry and trade groups (the "Petitioners"). In response to these petitions, the USDOC conducted separate antidumping and countervailing duty investigations and the USITC conducted an investigation to determine whether the lumber industry in the United States was materially injured or threatened with material injury by reason of softwood lumber imports from Canada.

  The USDOC announced on March 22, 2002 that it had made final affirmative determinations in its antidumping and countervailing duty investigations. The USITC made a final determination on May 2, 2002 that the U.S. domestic lumber industry was threatened with material injury by reason of Canadian imports. As a result of these determinations, the USDOC issued a countervailing duty order on softwood lumber imports from Canada (except for lumber originating in the Atlantic Provinces) and required importers to make cash deposits of estimated countervailing duties in the amount of 18.79 percent on imports entering the U.S. on or after May 22, 2002. The USDOC also issued an antidumping duty order on softwood lumber imports from Canada from all provinces and required importers to make cash deposits averaging 8.43 percent on imports entering the U.S. on or after May 22, 2002. The antidumping cash deposit rate for imports from Tembec is 10.21 percent. Finding no "critical circumstances", the USDOC ordered the refund of cash deposits and the release of bonds for all imports that entered the U.S. prior to May 22, 2002.

  Tembec and other Canadian forest product companies, the Federal Government and Canadian provincial governments (the "Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final determinations made by the USITC and the USDOC. The Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. The Canadian Interests have appealed the determinations of these administrative agencies to panels convened under the North American Free Trade Agreement ("NAFTA") and the World Trade Organization ("WTO"). A WTO Panel reviewing USDOC's preliminary countervailing duty determination ruled on September 27, 2002 that the cross-border comparison methodology that was essential to USDOC's affirmative countervailing duty findings was inconsistent with U.S. obligations under the WTO Agreement on Subsidies and Countervailing Measures. Six other appeals to NAFTA and WTO panels are pending. Tembec has served the U.S. Department of State with a notice of intent to file a claim against the U.S. under Chapter 11 of NAFTA seeking monetary damages for injury to Tembec's investments arising out of the antidumping and countervailing duty proceedings.

  The final amount, if any, of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by the NAFTA or WTO panels. Should these appeals to the NAFTA or WTO panels not result in the outright termination of the antidumping and countervailing duty orders, the final amount of countervailing and antidumping duties to be assessed on imports of Tembec's lumber will not be determined by the USDOC in administrative reviews of these orders until 2004.

  4.6   Risk Factors

  The following information is a summary only of certain risk factors relating to the business of Tembec and is qualified in its entirety by reference to, and must be read in conjunction with, information appearing elsewhere in this Form.

  Adverse Industry Economic Conditions; Cyclical Nature of Business

  Tembec's financial performance is principally dependent on the selling prices of its products. Prices for Tembec's products have fluctuated significantly in the past and may fluctuate significantly in the future. The markets for pulp, lumber, newsprint and other forest products are highly cyclical and characterized by (1) periods of excess product supply due to industry capacity additions, increased production and other factors, and (2) periods of insufficient demand due to weak general economic activity, inventory destocking by customers and other factors. Demand for pulp and forest products is also influenced to a significant degree by the global level of economic activity. Tembec is not able to predict with certainty market conditions and selling prices for its products. There can be no assurance that prices for Tembec's products will not decline from current levels, or when such prices may increase or that Tembec will not decide to schedule market related production downtime in the near future. Any prolonged or severe weakness in the market for any of Tembec's principal products in the future will adversely affect Tembec's revenues, results of operations, cash flow, and its ability to satisfy its obligations under its indebtedness and its capital expenditure requirements.

  Leverage and Ability to Service Debt

  There is no assurance that Tembec's business will generate sufficient cash flow from operations in the future to service Tembec's debt and make necessary capital expenditures, in which case Tembec may seek additional financing, dispose of certain assets or seek to refinance some or all of its debt. There is no assurance that any of these alternatives could be effected, if at all, on satisfactory terms.

  The indentures governing Tembec's debt instruments contain numerous financial and operating covenants that will limit the discretion of management with respect to certain business matters. These covenants will place significant restrictions on, among other things, the ability of Tembec to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, and to sell or otherwise dispose of assets and merge or consolidate with other entities. A failure to comply with the obligations contained in the indentures governing Tembec's debt instruments could permit acceleration of the related debt and acceleration of debt under other instruments that contain cross acceleration or cross default provisions.

  Adverse Consequences of Tembec Structure

  A significant part of Tembec's business activities and assets are operated or held by its Subsidiaries. As a result, Tembec's ability to meet its financial obligations is dependent upon the receipt of interest and principal payment on intercompany advances, management fees, cash dividends and other payments from its Subsidiaries. Tembec's Subsidiaries are parties to various agreements, principally loan agreements, that restrict the ability of the respective Subsidiaries to declare dividends or make advances or other payments to Tembec.

  Availability of Fiber and Changes in Stumpage Fees

  Tembec meets a significant portion of its timber requirements through government granted timber tenures with the provincial ministries of natural resources (each an "MNR"). In fiscal 2000, the Québec government partially reduced the amount of timber that can be harvested from the majority of tenures in the Province of Québec, including one of Tembec's tenures. There can be no assurance that Tembec's access to these tenures will continue to be renewed or extended on acceptable terms or that the amount of timber that is allowed to be harvested will not be decreased. MNRs charge companies stumpage fees for their harvesting activities carried out on Crown lands. Adjustments to these stumpage fees are, in part, tied to product price fluctuations. Over the last few years, in general, the MNRs have increased stumpage fees. There can be no assurance that changes to these fees would not adversely affect Tembec's operating costs.

  Further changes in legislation or regulatory regimes in provinces in which Tembec operates may change fee structures payable in relation to the harvesting of timber, may reduce the availability of fiber and may increase the costs through the imposition of additional and more stringent rehabilitation and silvicultural standards. These changes could have a material adverse effect on Tembec's business, financial condition and results of operations.

  Competition

  The lumber, pulp and newsprint industries are essentially commodity markets in which producers compete primarily on the basis of price. In addition, since a majority of Tembec's lumber, pulp and newsprint production is directed to export markets, it competes on a worldwide basis against many producers of approximately the same or larger capacity. In export markets, Canadian producers generally compete with U.S., Latin American, Asian and Scandinavian producers. Variations in the exchange rate between the Canadian dollar and the U.S. dollar, and the Canadian dollar and local currencies in each of Tembec's export markets affect the relative cost position of Tembec's products when compared to its competitors outside of Canada. Many of Tembec's competitors have greater financial resources than Tembec and certain of the mills operated by its competitors may be lower cost producers than the mills operated by Tembec. Tembec's ability to compete in these markets is also dependent upon free access to markets, customer service, product type, product quality, manufacturing costs and currency exchange rates.

  Currency and Commodity Price Exposure

  A significant portion of Tembec's sales are conducted in international markets and priced in U.S. dollars. Significant fluctuations in relative currency values may affect Tembec's financial performance. Increases in the value of the Canadian dollar or the Euro relative to the U.S. dollar and increases in the value of the U.S. dollar relative to other currencies make Tembec less competitive and could have a material adverse effect on Tembec's business, financial conditions, results of operations and cash flows. In addition, to mitigate the impact of commodity price volatility on earnings, Tembec may purchase commodity price hedges (lumber, pulp or newsprint). There can be no assurance that such hedging will be successful in the future in materially reducing Tembec's exposure to exchange rate or commodity price fluctuations. Furthermore, Tembec's operations utilize a significant amount of energy, primarily electricity and natural gas. The price of natural gas can be volatile. Any increases in the costs of energy could have a material adverse effect on Tembec's business, financial condition and results of operations.

  Risks Associated with Acquisition Strategy

  Tembec has pursued a strategy of growth through acquisitions. While Tembec continues to evaluate strategic acquisition opportunities, there can be no assurance that Tembec will be able to make further acquisitions on acceptable terms, establish, maintain or increase the profitability of acquired businesses or integrate such businesses successfully into Tembec's operations. In addition, there can be no assurance that Tembec will be able to realize long-term cost savings or synergetic benefits from the acquisitions of such businesses. Future acquisitions may be financed by internally generated funds, bank borrowing, public offerings or private placements of equity or debt securities, or a combination of the foregoing.

  Labour Disruptions

  Approximately 75% of Tembec's work force is unionized. The maintenance of a productive and efficient labour environment cannot be assured. Tembec may not be able to negotiate acceptable new collective agreements upon expiration of existing agreements. This could result in a strike or work stoppage by the affected workers. Renewal of agreements could result in higher wages or benefits paid to union members. Therefore, Tembec could experience a disruption of its operations or higher ongoing labour costs, which could have a material adverse effect of its business, financial condition, results of operations and cash flow.

  Capital Intensive Operations

  The production of lumber, pulp and newsprint is capital intensive. Although Tembec maintains its production equipment with regular periodic and scheduled maintenance, there can be no assurance that key pieces of equipment in Tembec's various production processes will not need to be repaired or replaced. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on Tembec's business, financial condition and results of operations.

  Impact of Environmental Matters and the Government Regulations

  Tembec's operations are subject to a wide range of general and industry specific environmental, occupational health and safety, forestry, labor, tax and other laws and regulations. Environmental requirements under such laws and regulations relate to, inter alia, air emissions, wastewater discharges, waste management, landfill operations, forestry practices, and site remediation. Compliance with these laws and regulations is a significant factor in Tembec's business. Failure by Tembec to comply with applicable environmental laws and regulations, and the permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could result in significant capital expenditures. Tembec incurs, and expects to continue to incur, significant capital and operating expenditures in order to comply with applicable environmental laws and regulations. No assurance can be given that changes in environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on Tembec's business, financial condition and results of operations. Similarly, no assurance can be given that any capital expenditures necessary for future compliance with such environmental laws and regulations could be financed from Tembec's available cash flow.

  Ability to Harvest Timber

  The forest products industry is subject to natural events such as forest fires, adverse weather conditions, insect infestation, disease, prolonged drought and other natural disasters. The occurrence of any of these events could have a material adverse effect on Tembec's business, financial condition and results of operations.

  Trade Tariffs

  The definitive decisions regarding either the antidumping or countervailing duties issues may have a material adverse effect on Tembec's business, financial condition and results of operations. See Item 4.5.1 - Countervailing and Antidumping Duties.

  Aboriginal Land Claims

  Canadian courts have recognized that aboriginal people may possess rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. The courts have encouraged the federal and provincial governments and aboriginal people to resolve rights claims through the negotiation of treaties. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. Tembec cannot predict whether aboriginal land claims or other rights will affect Tembec's existing Crown tenures or Tembec's private timberlands or its ability to harvest timber from these sources in the future, or its ability to renew or secure other sources in the future.

  ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following is a summary of selected historical consolidated financial information of the Company (all figures are in millions of dollars except per share amounts):

	1998	1999	2000	2001	2002
Earnings
Net Sales	1,422.9	1,672.5	2,320.8	2,657.4	2,976.8
Depreciation and amortization	109.6	119.3	145.7	202.9	227.5
Income taxes	60.2	36.9	111.0	26.0	(74.7)
Net income (loss)	59.4	25.3	211.5	77.9	(158.5)
Net income (loss) per share	0.85	0.35	2.62	0.95	(1.84)
Net income (loss) per share fully-diluted	0.77	0.33	2.44	0.93	(1.84)
Dividends per share	-	-	-	-	-
	1998	1999	2000	2001	2002
Financial Position
Working capital (1)	318.7	335.5	382.4	545.7	499.2
Fixed assets - net	1,560.3	1,748.7	2,064.8	2,586.4	2,487.8
Long-term debt	951.2	1,013.1	1,033.3	1,847.1	1,839.7
Total assets	2,459.8	2,648.7	3,117.5	4,146.0	4,028.6
Shareholders equity	961.7	1,029.6	1,281.1	1,367.6	1,212.1

        (1) Excluding cash and short term debt

  The Company has not paid dividends on any of its shares in the last five years. There is currently no restriction preventing the Company from paying dividends nor any specific dividend policy.

  ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Management's Discussion and Analysis of Financial Condition and Results of operations is contained on pages 17 to 44 of the Annual Report, which are incorporated by reference herein.

  ITEM 7 - MARKET FOR SECURITIES OF THE COMPANY

  The Company's common shares (the "Common Shares") are listed on the Toronto Stock Exchange under the symbol TBC. On October 11, 2002, the Company received acceptance from the Toronto Stock Exchange of a notice of intention to extend its normal course issuer bid. The filing of the notice allows the Company to repurchase for cancellation up to 4,320,786 (approximately 5%) of its 86,415,732 Common Shares outstanding as at September 28, 2002. Repurchase of the Common Shares would be carried out through the Toronto Stock Exchange and could be made from time to time, at market prices, during the period starting October 16, 2002 and ending no later than October 15, 2003. During the previous 12 months, the Company has not repurchased any Common Shares.

  ITEM 8 - DIRECTORS AND OFFICERS(1)

  8.1   Information Concerning Directors

  CLAUDE BOIVIN, Montréal, Québec. Mr. Boivin is the former President and Chief Operating Officer of Hydro-Québec and has been a director of the Company since 1993 and serves as a member of its Corporate Governance, Audit and Human Resources Committees. Mr. Boivin also serves as a director of CGI Group Inc., Héroux-Devtek Inc., Groupe Laperrière & Verreault Inc. and of Boralex Power Income Fund.

  Mr. Boivin owns 4,825 common shares of the Company.

  JAMES E. BRUMM, New York, New York. Mr. Brumm is the Executive Vice-President, General Counsel and director of Mitsubishi International Corporation and has been a director of the Company since April 1999 and serves as a member of its Audit Committee, Pension Fund Advisory Committee and its Human Resources Committee. Mr. Brumm also served as a director of Mitsubishi Corporation from 1995 - 2002 and is a Director of Brunei LNG S.B. He is a member of the Board of Visitors of Columbia Law School, of the Steering Committee of the Rule of Law Council of the Lawyers Committee for Human Rights and a Vice President of the board of the Sanctuary for Families. He is also President of the Mitsubishi International Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden and the Corporate Advisory Council of Earthwatch.

  Mr. Brumm owns 7,011 common shares of the Company.

  FRANK A. DOTTORI, O.C., Témiscaming, Québec. Mr. Dottori is the President and Chief Executive Officer of the Company, has been a director of the Company since 1977 and serves as a member of its Environmental Committee. Mr. Dottori is a former Chairman of the Canadian Pulp and Paper Association as well as of the Forest Engineering Research Institute of Canada and former Vice-Chairman of the Pulp and Paper Research Institute of Canada as well as former co-chair of the Forest Sector Advisory Committee to the Government of Canada. He is a director of Bell Nordiq Group Inc. and co-chair of the Free Trade Lumber Council.

  Mr. Dottori owns directly and indirectly 899,421 common shares of the Company.

  (1)As at January 23, 2003

  JACQUES J. GIASSON, Montréal, Québec. M. Giasson is the Chairman and Chief Executive Officer of Groulx-Robertson Ltd. and has been Chairman and a director of the Company since 1991 and chairs its Corporate Governance and its Human Resources committees as well as serving as a member of its Audit, its Environmental and its Pension Fund Advisory committees. Mr. Giasson is also Chairman of Uniboard Canada Inc. and chairs its Executive, its Human Resources and its Environmental committees in addition to serving as a member of its Audit Committee. He is a former director of ABN Amro Bank of Canada and former Chairman of its Conduct Committee. Mr. Giasson is past President and Chief Executive Officer of St. Lawrence Cement Inc. and past Chairman of the board and of the Executive Committee of Sidbec-Dosco Inc. Mr. Giasson has served on the board of a number of Canadian companies. He is also a life governor of the Foundation of UQAM, past governor of Les Jeunes Entreprises du Québec and past director of the World Wildlife Fund Canada.

  Mr. Giasson owns 45,443 common shares of the Company.

  PIERRE GOYETTE, Outremont, Québec. M. Goyette has been a director of the Company since 1986 and chairs its Audit Committee as well as serving as a member of its Corporate Governance Committee. Mr. Goyette is also a director of Groupe Alimentaire St-Hubert Inc, Avel-TECH Inc. and is Chairman of the Montreal World Film Festival.

  Mr. Goyette owns 4,226 common shares of the Company.

  GORDON S. LACKENBAUER, Calgary, Alberta. Mr. Lackenbauer is Deputy Chairman of BMO Nesbitt Burns and has been a director of the Company since 1973 and serves as a member of its Corporate Governance Committee.

  Mr. Lackenbauer owns 33,756 common shares of the Company.

  BERNARD LAMARRE, O.C., O.Q., Montréal, Québec. Mr. Lamarre is the Chairman of Bellechasse Santé Inc. and has been a director of the Company since January 1997 and chairs its Environmental Committee. Mr. Lamarre is also Chairman of the Société du Vieux Port de Montréal, of the Société de la Faune et des Parcs du Québec, of École polytechnique de Montréal, and of FRE Composites Inc., a director of Université de Montréal, Leroux Steel Inc., Microcell Inc., Capital International CDPQ, and is Chairman of the Montréal Fine Arts Museum.

  Mr. Lamarre owns 10,863 common shares of the Company.

  MARY THERESA McLEOD, Toronto, Ontario. Ms. McLeod is a director of the Company since January 23, 2003 and serves as a member of its Audit Committee. She is the founder and president of McLeod Capital Corporation, a financial and regulatory consulting firm established in January 1997. Prior thereto, Ms. McLeod held senior investment banking positions with Scotia McLeod Inc., Merrill Lynch Canada Inc., and Pitfield, MacKay, Ross & Company Ltd. Ms. McLeod is a part-time member of the Ontario Securities Commission and chairs its Nominating and Corporate Governance committee. She is also a director of B Split Corp, Epcor Utilities Inc., Ontario Superbuild Corporation and Telco Split Corp. Ms. McLeod is a Chartered Financial Analyst and earned her B.A. from the University of Ottawa in 1972, and her MBA from the University of Western Ontario in 1976.

  Ms. McLeod does not own any common shares of the Company.

  The Hon. ROBERT K. RAE, O.C., P.C., Q.C., Toronto, Ontario. Mr. Rae is a partner of Goodmans LLP and has been a director of the Company since January 1997, chairs its Pension Fund Advisory Committee and serves as a member of its Human Resources and Corporate Governance committees. Mr. Rae, former Premier of the Province of Ontario, is a board member of Hydro One, Trojan Technology, and Niigon Technology and is the Chairman of Invesprint Corporation. He also serves as Chairman of the Forum of Federations, the Institute for Research in Public Policy , the Royal Conservatory of Music and the Toronto Symphony Orchestra. He is a director of the Canadian Ditchley Foundation, national spokesperson for the Leukemia Research Fund, a trustee of the University Health Network and also a member of the International Council of the Asia Society. He is also a member of the Internal Trade Disputes Panel.

  Mr. Rae owns 5,951 common shares of the Company.

  LUC ROSSIGNOL, Témiscaming, Québec. Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union and was elected to the board of directors of the Company in January 2000.

  Mr. Rossignol owns 800 common shares of the Company.

  GUYLAINE SAUCIER, O.C., Montréal, Québec. Ms. Saucier has been a director of the Company since 1993 and serves as a member of its Audit Committee and its Pension Fund Advisory Committee. Ms. Saucier is also a director of AXA Boréal Insurance Company, Petro-Canada, Bank of Montreal and Nortel Networks. Ms. Saucier is the former Chair of the board of directors of the Canadian Broadcasting Corporation, of the Canadian Institute of Chartered Accountants and of the Joint Committee on Corporate Governance.

  Ms. Saucier owns 4,696 common shares of the Company.

  FRANÇOIS TREMBLAY, Montréal, Québec. Mr. Tremblay is a partner of Cain Lamarre Casgrain Wells and has been a director of the Company since 1990 and serves as a member of its Environmental Committee.

  Mr. Tremblay owns 10,571 common shares of the Company.

  8.1   Information Concerning Non-Director Officers

Non-director officers	Office with Tembec	Municipality, Province of residence
Michel Dumas	Executive Vice President, Finance and Chief Financial Officer	North Bay, Ontario
Charles Gagnon	Vice President, Corporate Relations	Temiscaming, Québec
Thomas McAndrew Gale	Vice President, General Manager, Resin Group	Kirkland, Québec

Non-director officers	Office with Tembec	Municipality, Province of residence
Claude Imbeau	Vice President, General Counsel and Secretary	Montreal, Québec
Terrence P. Kavanagh	Executive Vice President, President, Pulp & Paper Group	Temiscaming, Québec
Gerry Kutney	Vice President and General Manager, Silvichemical Products Group	Temiscaming, Québec
Fred L. LeClair	Executive Vice-President, President Forest Products Group	Ottawa, Ontario
James Lopez	Executive Vice President, Forest Resources Management	North Bay, Ontario
Stephen J. Norris	Treasurer	Beaconsfield, Québec
Yves Ouellet	Vice-President, Human Resources	Temiscaming, Québec
Mahendra Patel	Vice President, Engineering and Purchasing	North Bay, Ontario
Jacques Rochon	Vice President, Information Technology	Temiscaming, Québec
Jacques Rocray	Vice President, Environment	Temiscaming, Québec
Jean-Louis Tétrault	Vice President, Administration and Legal Affairs	St-Bruno, Québec
Richard Tremblay	Corporate Controller	Temiscaming, Québec
Mel Zangwill	Senior Vice President, President, Paperboard Group	Montreal, Québec

During the past five years, each of the non-director officers of the Company have been engaged in their present principal occupations or in other executive capacities of the Company or with related or affiliated companies indicated opposite their name, except for Fred L. LeClair who, from January 3, 1999 to November 30, 1999 was Interim President of B.C. Packers Ltd., prior to January 10, 1998 was President and Chief Executive Officer of E.B. Eddy Forest Products Ltd ; and Thomas McAndrew Gale, who from October 1998 to December 2000 was Vice-President of Cafa Financial Corp., while concurrently acting as President and Chief Executive officer of ARC Resins International Corp. from October 1998 to present.

As at September 28, 2002, the directors and senior officers of the Company beneficially owned, as a group, or exercised control or direction over, directly or indirectly, less than 5% of the common shares outstanding.

ITEM 9 - ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involves the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

The Company will provide to any person, upon request to the Secretary of the Company:

      when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

        one copy of the Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Form,

        one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year, one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involves the election of directors or one copy of any annual filing, prepared instead of that information circular, as appropriate, and one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i) (ii) or (iii); or

      at any other time, one copy of any other documents referred to in (a), (i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

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

Registrant:        Tembec Inc.

/s/ Claude Imbeau
Claude Imbeau
Vice President, General Counsel and Secretary

Date:      February 11, 2003

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

Date:   February 11, 2003

/s/ F. A. Dottori
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

Date:   February 11, 2003

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

  /s/ F. A. Dottori

  Frank A. Dottori
  President and Chief Executive Officer
  February 11, 2003

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
  February 11, 2003