Form 40-F/A
period 2004-01-22
TEMBEC INC
filed 2004-02-10
CIK 949011

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

[●] Annual Information form [   ] Audited financial statements

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

Yes ●                No

Material included in this Form 40-F:

  The Annual Information Form of Tembec Inc. for the financial year ended September 27, 2003.

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

TEMBEC INC.

ANNUAL INFORMATION FORM

For the fiscal year ended September 27, 2003

January 22, 2004

TEMBEC INC.
ANNUAL INFORMATION FORM

ITEM 1 - DATE OF ANNUAL INFORMATION FORM

This Annual Information Form (the "Form") is dated as of January 22, 2004. Except as otherwise indicated, the information contained in this Form is stated as at September 27, 2003.

ITEM 2 - CORPORATE STRUCTURE

2.1  Name and Incorporation

Tembec Inc. was incorporated under Part 1 of the Companies Act (Québec) on July 12, 1972 and continued under Part 1A of the Companies Act (Québec) by Certificate of Continuance dated March 18, 1983. Amendments to the Company's articles were made at various times for the main purpose of modifying the authorized share capital.

The Company's head office is located at Suite 1050, 800 René-Lévesque Blvd. West, Montréal, Québec, H3B 1X9, telephone: 514-871-0137.

2.2  Intercorporate Relationships

The subsidiaries and joint-venture investments of the Company, with operations in the forest products, pulp and paper sectors, are set out in the following corporate organization chart. The Company holds some of its interests indirectly, through interposed companies. Unless otherwise indicated, other operations, which in aggregate represent less than 20% of the total consolidated revenues and of the total consolidated assets of the Company, are not specifically discussed herein.

Unless otherwise noted or the context otherwise indicates, references to the "Company" in this Form are to Tembec Inc. References to "Tembec" are to, as the context may require, either the Company or the Company together with one or more of its subsidiaries (the "Subsidiaries"), associates and its interests in joint ventures and other entities. Reference to "Industries" is to Tembec Industries Inc., a wholly-owned subsidiary of the Company.

CORPORATE ORGANIZATION CHART OF THE COMPANY(1)(2)

(1)     Indicates indirect ownerships.
(2)  As at January 22, 2004, except as otherwise indicated, 100% of all voting and non-voting securities of the entities mentionned in this chart are held by that Company or by its subsidiaries, as indicated.
(3)  Held through Tembec Investments Inc. (Canada)
(4)  Held through Tembec Investments (U.S.A.) Inc. (Delaware)
(5)  Held through Spruce Falls Acquisition Corp. (Canada)
(6)  Held through Tembec S.A. (France)
(7)  Held through Foraction Chili Inc. Non-voting and voting securities in Foraction Chili Inc. not held by Tembec Inc. represent a 65.7% economic interest in Foraction Chili S.A.
(8)  Held through 1398172 Ontario Limited

ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

3.1  Business Overview

Tembec is a large, diversified and integrated forest products company with the majority of its operations located in Canada and a presence in the United States and in Europe. Its core business segments are forest, pulp and paper products with Tembec maintaining a small presence in the chemical and paperboard sectors which, in the aggregate, represents less than 10% of its consolidated assets and 10% of its consolidated revenues. Tembec produces approximately 1.7 billion board feet of lumber, 2.3 million tonnes of market pulp and 1.0 million  tonnes of newsprint and groundwood papers annually. Tembec's strategy is to (i) be diversified into forest products, pulp products and paper products; (ii) maintain low-cost and efficient operations; and (iii) utilize its technical and operating expertise to develop niche products and markets within such core business segments.

For the fiscal year ended September 27, 2003, Tembec had gross sales of $3.3 billion, net sales of $2.9 billion, EBITDA of $74.8 million, and net earnings of 11.4 million. "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization and other non-operating expenses. Total assets at that date were $3.8 billion and it employed approximately 9,900 people.

3.1.1  Three Year Retrospective

In the last three fiscal years, Tembec was active in pursuing its growth targets, completing a number of acquisitions, participating in joint-ventures, while accessing the high-yield bond markets in the United States. Selected highlights follows:

  October 31, 2000:   Acquisition of two companies, now called Tembec Tarascon S.A.S. and Tembec Saint-Gaudens S.A., which own two market pulp mills located in southern France which produce softwood and hardwood kraft pulp. As a result of this transaction, Tembec's European pulp production capacity increased to approximately 710,000 tonnes per year, making it the leading pulp producer in France.

  January 11, 2001:   Industries issued US$250 million of 8.50% senior notes due 2011 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by the Company.

  February 25, 2001:   Acquisition of the remaining shares of Pine Falls Paper Company Limited held by employees.

  March 19, 2001:   Acquisition of a 50% interest in Excel Forest Products Limited ("Excel"), a sawmill located in Opasatika, Ontario (40km west of Kapuskasing, Ontario).

  June 13, 2001:   Acquisition of the assets of Duratex Hardwood Flooring Inc. which operates a hardwood flooring pre-finishing plant in Toronto, Ontario.

  June 19, 2001: Acquisition of a pulp and paper mill located in St. Francisville, Louisiana from Crown Paper Co. The St. Francisville mill is an integrated pulp and paper facility which produces coated groundwood papers and specialty papers.

  June 19, 2001: Industries issued US$250 million of 8.50% senior notes due 2011 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by the Company.

  August 1, 2001: Industries and SGF-Rexfor Inc. ("Rexfor") formed a 50/50 joint venture to develop the engineered wood products business. The joint venture, Temlam Inc. ("Temlam"), acquired the building systems division of Jager Industries Inc. ("Jager") comprised mainly of the manufacturing and distribution of engineered wood I-beams, truss connector plates and metal webs for roof and floor trusses as well as the distribution of LVL, rim joists, hangers and other ancillary products. In conjunction with the acquisition of the building systems division of Jager, Temlam also acquired Industries' LVL plant located in Ville-Marie, Québec.

  November 5, 2001: Industries acquired Davidson Industries Inc. ("Davidson"). Davidson owns three facilities; a pine sawmill and a hardwood sawmill in Davidson, Québec, and a pine sawmill in Woodsville, New Hampshire. The New Hampshire sawmill was permanently shut down in July 2002. Davidson operates a distribution center in Ireland a well as manages a radiata pine sawmill in Chile. Davidson Industries was wound-up in 2003 and its assets combined with those of Tembec Industries Inc.

  December 18, 2001: Tembec deposited $5 million out of a total commitment of $35 million to obtain an indirect 25% equity interest in the Gaspésia Papers Limited Partnership, which is modernizing the paper mill located in Chandler, Québec. Rexfor holds an equivalent 25% interest, with the Fonds de solidarité des travailleurs du Québec (F.T.Q.) holding the remainder. The investment was completed on July 15, 2002.

  March 13, 2002: Industries issued US$350 million of 7.75% senior notes due 2012 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by the Company.

  April 5, 2002: Industries formed the Temrex Forest Products, Limited Partnership ("Temrex") in a joint venture with Rexfor to consolidate woodlands and sawmill operations in the Gaspé region of the Province of Québec. Industries and Rexfor each invested $32.8 million to capitalize Temrex. The latter then purchased Industries' Nouvelle sawmill assets and related net working capital for $41.8 million. Temrex also purchased the assets and net working capital of the St. Alphonse sawmill from Rexfor for $23.0 million.

  April 9, 2002: Industries completed the redemption of its US$250 million 9.875% Senior Notes due 2005.

  July 1, 2002: Tembec formed with Les Coopératives Forestières du Sud Massif Central a new enterprise, Tembec Brassac SAS ("Brassac"). The Company holds 75% of Brassac. Brassac reopened S.A. Bousssière & S.A.R.L. Scierie du Haut Languedoc sawmill, located in Brassac and Bez, France.

  October 7, 2002: Tembec acquired a high yield pulp mill located at Chetwynd in northern British Columbia for nominal consideration.

  March 14, 2003: Industries issued US$100 million of 8.625% senior notes due 2009 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by the Company.

  April 4, 2003: Tembec was awarded a Forest Stewardship Council certificate with respect to its forest management practices in the five-million acre Gordon Cosens Forest in Northeastern Ontario.

3.1.2  Recent Developments

  November 3, 2003: Tembec completed the acquisition of two sawmills from Nexfor Inc. located at LaSarre and Senneterre, Québec for $49.7 million plus working capital of $9.4 million.

  December 15, 2003: Tembec completed the acquisition of a sawmill from Weyerhaueser. located at Chapleau, Ontario, for $26.4 million, including certain elements of working capital.

ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS

4.1  Principal Operations

Tembec's business is centered around its ownership interests in the various operations forming part of its Forest Products Group, Pulp Group and Paper Group.

The forest, pulp and paper products industries are commodity markets in which producers compete primarily on the basis of price. The markets for forest, pulp and paper products are highly competitive and cyclical characterized by (i) periods of excess product supply due to factors, amongst others, such as industry production capacity additions and increased production at existing facilities, and (ii) periods of insufficient demand due to weak general economic activity and inventory destocking by customers. Demand for forest, pulp and paper products is also influenced to a significant degree by the global level of economic activity. Prices for Tembec's products have fluctuated significantly in the past and may fluctuate significantly in the future. Tembec's ability to compete in these markets is also dependent upon customer service, product quality, manufacturing costs and currency exchange rates.

Industry Segment and Geographic Information

Financial information pertaining to industry and geographical segments and export sales for the fiscal year ended September 27, 2003 are presented on pages 57 to 59 of the 2003 Annual Report of the Company (the "Annual Report"), including the audited consolidated financial statements and the notes thereto for the fiscal year ended September 27, 2003 and the report of the auditors thereon dated October 28, 2003, which are incorporated by reference herein. North America accounts for approximately two-thirds of the consolidated sales of the Company, with the United States being the principal market accounting for close to 50% of consolidated sales.

4.1.1   Forest Products Group

Tembec's Forest Products Group consists of operations employing, as at December 31, 2003, approximately 5,300 people located in Canada, Chile and France. It produces an extensive range of commodity and value-added forest products focusing on three main product groups: (i) Spruce, Pine, Fir Lumber and Oriented Strand Board ("OSB") Panels, (ii) Specialty Wood products and (iii) Engineered Wood products. For the fiscal year ended September 27, 2003, the Forest Products Group generated net sales of $717.2 million and negative EBITDA of $(37.5) million. Forest Products Group annual gross sales accounted for approximately 27% of Tembec's total consolidated gross sales in fiscal 2003 compared to 29% for fiscal 2002.

The following table summarizes the normal annual operating levels of each facility by product group:

Spruce, Pine, Fir Lumber and Panels
Spruce, Pine, Fir Lumber
Location	MFBM (million board feet)
Stud Lumber - Taschereau/LaSarre, QC(1)	185,000
Random Lumber - Bearn, QC	90,000
Random Lumber - Nouvelle, QC(2)	70,000
Random Lumber - St. Alphonse, QC(2)	30,000
Stud Lumber - LaSarre, QC(3)	100,000
Stud Lumber - Senneterre, QC(3)	150,000
Stud Lumber - Kirkland Lake, ON	35,000
Random Lumber - Timmins, ON	125,000
Stud Lumber - Cochrane, ON	170,000
Stud Lumber - Kapuskasing, ON	90,000
Stud Lumber - Opasatika, ON	95,000
Random Lumber - Hearst, ON	125,000
Random Lumber - Chapleau, ON(3)	80,000
Random Lumber - Elko, BC	180,000
Random Lumber - Canal Flats, BC	125,000
Random Lumber - Cranbrook, BC(4)	100,000
Finger Joint Lumber - Cranbrook, BC	25,000

1,775,000

Oriented Strand Board
Location	Million of Ft2 (1/16" basis)
OSB - Saint-Georges, QC	1,700

Specialty Wood
Pine, Hardwood Lumber and Hardwood Flooring
Location	MFBM
Pine and Hardwood Lumber - Davidson, QC	55,000
Pine and Hardwood Lumber - Mattawa, ON	30,000
Pine and Hardwood Lumber - Témiscaming, QC	15,000
Hardwood Lumber - Huntsville, ON	30,000
Hardwood Flooring - Huntsville, ON	18,000
Pre-Finished Hardwood Flooring - Toronto, ON	10,000
Remanufactured Lumber - Brantford, ON	100,000
Pine Lumber - Brassac, France(5)	15,000
Radiata Pine Lumber - Curanilahue, Chile (6)	24,000
297,000
Engineered Wood
Laminated Veneer Lumber
Location	Thousand Ft3
LVL - Ville-Marie, QC(5)	450
Engineered Finger Joint Lumber
Location	MFBM
Engineered Finger Joint Lumber - LaSarre, QC	50,000
Wood I-Beams
Location	Thousand Linear Feet
Wood I-Beam - Blainville, QC(7)	5,000
Wood I-Beam - Bolton, ON(7)	22,500
Wood I-Beam - Calgary, AB(7)	12,000
39,500

Metal Plates and Webs	Million lbs
Metal Plates and Webs - Bolton, ON(6)	10.0

(1)  Sites are operated as a combined entity.
(2)  Volumes reflect 50% of the actual capacity as the units are part of the Temrex joint venture.
(3)  Acquired since the end of the fiscal year (See Item 3.3.1 - Recent Developments)
(4)  Dries and planes lumber sawn at the Elko and Canal Flats Sawmills.
(5)  Volumes reflect 75% of the actual plant capacity as the unit is part of the Tembec Brassac joint venture.
(6)  Volume reflects 34,31% of the actual plant capacity as the unit is part of the Foraction joint venture.
(7)  Volumes reflect 50% of the actual plant capacity as the units are part of the Temlam joint venture.

Products and Markets

The spruce, pine and fir lumber ("SPF") sawmills produce various types, species and grades of lumber which are used primarily for residential and commercial construction. Higher value SPF lumber products include J-Grade, TemPlusTM and TemSelectTM and machine stress rated grades. Pine and hardwood lumber are used in a wide variety of applications including furniture, flooring and specialty residential and commercial applications. OSB panels are used in residential construction and industrial applications. Hardwood flooring products are targeted for residential, commercial and recreational applications. The engineered wood products segment of the Forest Products Group principally manufactures Jager Building Systems products, laminated veneer lumber and finger-jointed flange stock which is used in specialized residential and commercial construction applications such as roof and floor truss systems as well as beam and header applications. In addition, the Forest Products Group produces and ships approximately 2 million tonnes of wood chips, approximately 84% of which are directed to Tembec's pulp and paper facilities.

The cyclical nature of the lumber industry and the seasonal nature of the construction industry lead to fluctuations in the demand and supply of lumber. The biggest issue which plagues lumber markets is the surplus of production capacity and the substantial rationalization which will be required to bring it back in line with demand. North American solid wood products demand is largely dependant on the level of consumer confidence. Over 75% of wood products consumption ends up in residential housing, with interest rates and employment continuity being the two major determinants of home purchases. While in many applications lumber competes with other products such as steel, plastic and engineered wood products, lumber is typically used for residential construction. Tembec competes with both small independent operators and larger integrated corporations.

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

Competition

Competition among Canadian and U.S. producers of softwood lumber is intense. Canadian producers of softwood lumber are very dependent on open access to export markets. The Canada/U.S. Softwood Lumber Agreement, which imposed quotas on the duty-free volumes sold by mills in British Columbia, Alberta, Ontario and Québec, expired on March 31, 2001. Antidumping and countervailing duties on softwood lumber totalling 29% are imposed by the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC") on products sold by Tembec into the United States. See Item 4.5.1 - Countervailing and Antidumping Duties.

Fiber Supply

Tembec's forestry operations are managed by the Forest Resources Management Group. This includes the harvesting of timber, either directly or through contractors, and all silviculture and regeneration work required to ensure a sustainable supply of wood fibre to the manufacturing units. The Forest Resources Management Group is also responsible for third-party timber purchases and wood chip production from whole log chippers which are required to supplement total requirements. Its main objective is the optimization of the flow of timber to the various manufacturing units. Tembec seeks to maximize the utilization of timberlands for which it is responsible through efficient management and by following sustainable forest management practices so that the timberlands provide a continuous supply of wood for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, including genetic research and computerization.

As Tembec's forestry activity in Canada is conducted primarily on Crown land, the Forest Resources Management Group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations.

Québec

Tembec has timber supply and forest management agreements (commonly known as "CAAFs") with the Ministry of Natural Resources (Québec) for the supply of its Québec sawmills. Each CAAF has a term of 25 years and is subject to review and renewal every five years. Renewal at the end of each five-year period remains at the discretion of the Ministry of Natural Resources (Québec) and is subject to its determination that Tembec has satisfied the obligations specified under the relevant CAAF.

Ontario

Tembec's cutting rights are provided through several deemed Sustainable Forest Licences. These licences expire at different dates and have 20 year terms, renewable every five years, based on satisfactory performance as determined by independent audits and approval of the Ministry of Natural Resources (Ontario).

Manitoba

In Manitoba, Forest Management Licence Agreements ("FMLs") enable holders to harvest to sustainable levels. The FMLs are for 20 year terms and are renewable every 10 years upon approval of a ten year forest management plan. An environmental licencing process accompanies the submission of the long-term forest management plan resulting in the issuing of a ten-year environmental licence. The Province of Manitoba is undertaking a broad area land use planning initiative ("LUPI") that includes a portion of the Tembec FML. Renewal of the long-term tenure agreements will begin after the LUPI is complete. In the interim, short-term extensions to the FMLs are being approved.

British Columbia

Approximately 95% of all timberlands in the Province of British Columbia are Crown lands. Subject to the British Columbia Forest Act and Forest Practices Code of British Columbia Act and related regulations, rights to harvest Crown timber may be granted on behalf of the Crown in the form of forest tenures. The forms of forest tenures held by Tembec are one tree farm licence (25-year term replaced every 5 years) and three forest licences (15-year term replaced every 5 years). Harvesting under these tenures is subject to the holder's compliance, to the satisfaction of the Ministry of Forests, with obligations regarding forest management, harvesting and reforestation.

Stumpage and Other Charges

Provincial authorities impose stumpage fees on volumes of wood cut on Crown land. These fees are determined under specific mechanisms in each province. Part of the mandate of the Forest Resources Management Group is to ensure that stumpage charged by the provincial governments reflects the fair value of the timber being harvested.

4.1.2  Pulp Group

The Pulp Group currently consists of eleven manufacturing facilities operating at ten sites employing approximately 2,700 people. These facilities are divided into two main categories: paper pulps (softwood kraft, hardwood kraft and high yield pulps) and specialty pulps (specialty cellulose, fluff and dissolving pulps). Nine of the pulp mills are wholly-owned and Tembec has a 50% joint venture position in the Marathon, Ontario softwood kraft pulp mill and in the Atholville, New Brunswick dissolving pulp mill. In the fiscal year ended September 27, 2003, the Pulp Group generated total net sales of $1,149.1 million and EBITDA of $72.7 million. The following table summarizes the products and current annual capacity of each facility by main type:

Paper Pulps
Product and Location	Tonnes
Softwood Kraft - Skookumchuck, BC	270,000
Softwood Kraft - Smooth Rock Falls, ON	200,000
Softwood Kraft - Marathon, ON (50% of current annual capacity)	95,000
Softwood Kraft - Tarascon, France	260,000
Hardwood Kraft - Saint-Gaudens, France	305,000
Hardwood High Yield - Témiscaming, QC	300,000
Hardwood High Yield - Matane, QC	230,000
Hardwood High Yield - Chetwynd, BC	200,000
1,860,000
Specialty Pulps
Product and Location	Tonnes
Specialty Cellulose - Témiscaming, QC	165,000
Fluff - Tartas, France	155,000
Dissolving - Atholville, NB (50% of current annual capacity)	60,000
380,000

Total	2,240,000

Products and Markets

Most paper grade market pulps, primarily kraft, are produced by chemical processes, although high-yield pulps are made by mechanical methods such as thermomechanical pulp ("TMP"), chemi-thermomechanical pulp and bleached chemi-thermomechanical pulp. Kraft paper pulps are used to produce a variety of high-quality paper products with specific brightness and strength characteristics. Softwood kraft normally sells for a premium over hardwood kraft as its longer fibers provide required strength properties for paper producers. High-yield market pulps have been produced in North America since the mid 1980's. Initially, most high-yield pulps were manufactured with softwood and utilized in tissue and towel applications, where their superior bulk and absorbency are desired characteristics. However, Tembec had always maintained a strategy of targeting the use of high-yield pulps in paper production. The strategy led to the development of hardwood high-yield grades made from birch, aspen and maple. Although high-yield pulps are lower than kraft pulps in tensile and tear strength, they offer advantages in bulk, opacity and cost.

Specialty pulps are used in a wide variety of applications. The specialty cellulose pulp mill in Témiscaming, Québec, produces highly purified grades composed of 95% to 99% cellulose, which are used in textiles, pharmaceuticals, food additives and industrial chemicals. The pulp mill in Tartas, France produces fluff pulp using the sulphite process and it is sold to manufacturers of disposable sanitary products who then break down the pulp rolls into individual fibers to give their products bulk, softness and absorbency. Disposable baby diapers account for a large percentage of fluff pulp consumption. Feminine napkins, adult incontinence diapers and nursery pads are other important end-users. The dissolving pulp grades produced at Atholville, New Brunswick, are also highly purified grades of cellulose pulp. They are used in the manufacture of rayon staple textile fiber by affiliates of the Aditya Birla Group, Tembec's joint venture partner in AV Cell Inc.

The pulp market is international in nature, with large volumes of pulp moving duty-free between net-producing regions and net-consuming regions. The global market pulp demand in 2003 was approximately 45.5 million tonnes with European demand estimated at 17.9 million tonnes. Approximately 3/4 of pulp sales are destined to markets outside North America. North America and the Nordic countries are the largest pulp producing regions, although countries with fast-growing plantations, such as countries in South America, are growing in importance. As market pulp pricing is referenced in U.S. dollars the relative strength of the EURO is an advantage when implementing price increases in Europe. Tembec is the second-largest market pulp producer in North America and the largest market pulp producer in France marketing its pulp on a world-wide basis, primarily through its own sales force. The Pulp Group maintains sales or representative offices in Canada, Spain, Switzerland, and China and also markets pulp produced by third parties.

Sales from the Pulp Group represented approximately 39% of Tembec's total consolidated sales in fiscal 2003 compared to 36% in fiscal 2002.

Fiber Supply

Tembec's eight North American pulp mills consumed approximately 2.2 million bone dry tonnes of wood chips in fiscal 2003. Of this amount, approximately 44% was supplied by the Forest Products Group. The remainder is purchased from third parties under contracts and agreements of various duration. The three pulp mills located in southern France purchase all of their fiber requirements from many private landowners.

4.1.3  Paper Group

The Paper Group currently consists of four facilities with a total of twelve paper machines producing newsprint, book paper, coated paper and high-bright paper. For the fiscal year ended September 27, 2003, the Paper Group generated net sales of $727.8 million and EBITDA of $20.9 million, employing approximately 2,200 people. The following table summarizes the products and current annual operating levels of each facility by main type:

Newsprint & Uncoated Groundwood Papers	Tonnes(1)
Newsprint - Kapuskasing, ON(2)	400,000
Newsprint - Pine Falls, MB	180,000
High-Brite - St. Raymond, QC	28,000
608,000

Coated Papers
Coated No 4 and 5 - St. Francisville, LA	280,000
Machine Finished Coated - St. Raymond, QC	40,000
320,000

Specialty Papers
Uncoated Bleached Board - St. Francisville, LA	83,000
Specialty Kraft Paper - St. Francisville, LA	30,000
113,000

Total	1,041,000

  Although the above table shows all capacities in metric tonnes, coated paper and certain specialty papers are sold primarily in short tons.

  On January 16, 2004 Tembec announced that it would shut down indefinitely one paper machine with an estimated annual capacity of 75,000 tonnes.

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

Newsprint demand is chiefly determined by the performance of daily newspapers. Canadian manufacturers of newsprint are very dependent on export markets, particularly the U.S. market. As a result of this large dependence on the U.S. market, Tembec's newsprint competitiveness is also influenced by the relative strength of the Canadian dollar versus the U.S. dollar.

The focus of the Paper Group is the North American market which accounts for 95% of sales with the U.S. representing 85% of such sales. Brokers and paper merchants are sometimes retained to provide enhanced market presence.

The St-Francisville, Louisiana pulp and paper facility produces coated and specialty papers. Coated papers made by Tembec are categorized as coated groundwood, a clay coated base sheet containing mechanical and chemical pulps. The end-use markets are magazines and catalogs. Demand factors for magazines and catalogs are related to advertising and retail sales. The general economy strongly influences both. The coated paper capacity of Tembec represents less than 10% of the North American market. The specialty paper products segment, which is divided further into lightweight and heavyweight papers, encompasses the food and medical papers markets and typical end uses are coffee filters, medical papers, cup stock for drinking cups, file folders, and magazine reply cards. The lightweight segment of the specialty market is made up of small non-pulp integrated producers. Tembec is the leading producer of paper for the coffee filter market and also benefits from being fully integrated with its pulp supply with respect to this segment of the market. The heavyweight segment of the specialty market includes International Paper and Mead Westvaco as the primary competitors.

For fiscal 2003, the Paper Group represented 25% of total consolidated sales and 26% in fiscal 2002.

Fiber Supply

The Paper Group receives approximately one-third of its virgin fiber requirements through internal sources with the remainder purchased from sawmills and third-party suppliers. The four paper mills consumed 1.1 million tonnes of wood chips and round wood in the last fiscal year. All of the wood fiber required by the St. Francisville pulping facilities is purchased from industrial and privately owned land.

The Kapuskasing and Pine Falls mills both produce newsprint that contains recycled fibre. They utilize a combination of TMP and de-inked recycled pulp produced from old newspapers ("ONP") and old magazines ("OMG"). Their annual consumption of ONP and OMG is approximately 140,000 bone dry metric tonnes. ONP and OMG are purchased from various merchants and collection groups. The fiber used in the process at the St-Francisville mill is a combination of pressurized stone groundwood mechanical pulp and kraft chemical pulp. It purchases small quantities of kraft and de-inked pulps. The St. Raymond paper mill produces coated paper using an alkaline peroxide mechanical pulping process which it supplements with purchased kraft chemical pulp for fiber.

4.2  Capital Expenditures

In the past five fiscal years, Tembec incurred $828.1  million of gross capital expenditures, $10.8 million of asset disposals to total $817.3 million in net fixed asset additions, the most significant being related to modernization and production increases at the Témiscaming pulp mills, the construction of a thermomechanical pulp mill at Pine Falls, the construction of a cogeneration plant at the Skookumchuck pulp mill, the construction and upgrade of wood waste and biomass boilers at the Smooth Rock Falls pulp mill and Kapuskasing newsprint operations as well as additions related to the acquisition of the Chetwynd pulp mill. In the Forest Products Group, the principal capital expenditures were incurred for the construction or modernization of the Kapuskasing and Cochrane sawmills. For fiscal 2003, Tembec incurred $131.8 million of net capital expenditures.

The following table sets out Tembec's capital expenditures on a consolidated basis for the five years ended September 30, 1999 and 2000, September 29, 2001, September 28, 2002 and September 27, 2003.
	1999	2000	2001	2002	2003
	(in million of dollars)
Forest Products Group	36.6	65.8	30.1	41.1	30.3
Pulp Group	36.5	135.9	94.2	40.6	74.3
Paper Group	14.1	58.2	83.5	6.5	12.2
Other	3.7	5.0	23.0	10.7	15.0

Net Fixed Asset Additions	90.9	264.9	230.8	98.9	131.8
As a % of Fixed Asset Depreciation	80%	190%	118%	45%	59%

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

Tembec is committed to maintaining Environmental Management Programs ("EMPs") in order to demonstrate responsible stewardship of resources and a continual improvement of its environmental performance. Tembec has two EMPs based on its corporate environmental policy - Forever Green® and Impact Zero® - targeting the forestry and manufacturing sectors respectively. The objectives of the EMPs are to (i) maintain compliance with Tembec's corporate principles and environmental policy, (ii) integrate sustainable development, (iii) respond effectively to environmental issues, (iv) obtain appropriate certification (v) and continually improve environmental performance.

The main goal of Impact Zero® is to reduce to a minimum the impact of manufacturing activities on the environment. The means of achieving this goal must be defined in a technical and economic context. Impact Zero® includes the development of environmental objectives, targets and action plans that are based on specific performance criteria. Impact Zero® also includes the implementation and maintenance of an environmental management system ("EMS"), in conformance with the ISO 14001-1996 standard. The EMS is essential for the achievement of Tembec's environmental objectives. With Impact Zero®, Tembec aims to become a world leader in environmental protection and sustainable development. Impact Zero® objectives and targets are established in six key areas and for each Tembec manufacturing site. Some objectives and targets are common to all sites while others are site-specific, depending on the site's operations and equipment, and particular environmental context. The sites are responsible for establishing and maintaining programs and action plans required to achieve the environmental objectives and targets within scheduled timeframes, as well as for allocating the human, technical and financial resources required for their implementation. As part of Impact Zero®, Tembec has implemented the Environmental Profile Data Sheet™ ("EPDS™ ") system, which applies to all Tembec pulp and paper products. The EPDS™ is a voluntary labeling program introduced in 1997 by the Forest Products Association of Canada. It provides a standard template designed to assist customers in making informed choices based on the actual environmental attributes of the pulp and paper products they are purchasing. It offers measurement data and explanatory comments related to the attributes that cover the life cycle of the products. With the exception of products from recently acquired mills, the EPDS™ form has been completed for each Tembec group of pulp and paper products, and verified by an independent auditor.

The Tembec Forever Green® Environmental Management Program (the "Forever Green® Program") aims to promote environmental protection, sustainable forest management, and conformance with the Tembec environmental policy for all forest operations. Tembec is committed to demonstrating responsible stewardship of resources and a continual improvement of environmental performance. As part of the Forever Green® Program, Tembec has developed guiding principles (the "Forever Green® Guiding Principles") that direct forest managers in the establishment of environmental objectives and targets. The Forever Green® Guiding Principles represent important environmental values that must be respected in all forest activities. The Forever Green® Program also includes the implementation and maintenance of an EMS, in conformance with the ISO-14001-1996 standard. The values identified in the Forever Green® Guiding Principles are respected by setting objectives, and by maintaining an effective EMS. The Forever Green® Guiding Principles are reviewed on an annual basis by the Tembec Corporate Forestry Committee. One of the key roles of this committee is to oversee the progress of the Forever Green® Program and provide the necessary direction in order to ensure continual environmental improvement. As part of the Forever Green® Program, Tembec has also made a commitment to certify all of its forest operations to the Forest Stewardship Council ("FSC") standards. Therefore, it is anticipated that approximately 13 million hectares across Canada will be FSC certified by the end of 2005. As of July 2003, nearly 3 million hectares of forest under licence to Tembec is FSC certified or 22% of the target set within the World Wildlife Fund - Canada / Tembec Joint Statement.

Environmental Management

The Témiscaming site continues with its program to reduce the amount of particulate matter produced by its three waste liquor boilers. In 1999, the Company began a major multi-year modernization program at the Specialty Cellulose mill. As of September 27, 2003, a total of $115.4 million had been spent, a portion of which addresses matters related to environmental compliance. The project includes the installation of electrostatic precipitators to reduce particulate matter exhausted to atmosphere to a level which meets the regulatory requirements. In late 2002, the Témiscaming site installed a new wet electrostatic precipitator on one of its boilers. Two remaining boilers will be equipped with electrostatic precipitators at the end of 2004. As well, the modernization project has already yielded positive results in the area of effluent treatment. In late 2000, the specialty cellulose pulp mill started up new screening facilities, as well as oxygen delignification and caustic soda extraction units, making it possible for the Témiscaming site to comply with adsorbable organic halogens limits.

The provincial regulator has filed charges against the Témiscaming site relating to discharges of effluent that exceeded regulatory standards. The Company is currently contesting the charges and considers that the outcome will not materially affect its financial results. Tembec has been actively assessing the merits of various options to address this situation and meet regulatory environmental standards. These include strategies to reduce its effluent at source, improve the operating efficiency of the existing treatment equipment, expand treatment capacity and/or construct an anaerobic waste water treatment facility. Failure to improve the performance of the existing waste water treatment facility will lead to higher operating costs and reduced operating efficiencies at the Témiscaming site.

Atmospheric emissions were reduced at the Smooth Rock Falls pulp mill. In late 2000, Tembec completed the installation of an electrostatic precipitator on the facility's bark refuse boiler and subsequently started a second precipitator on the waste liquor recovery boiler. The Smooth Rock Falls pulp mill also benefited from the expansion of its effluent treatment facilities. In 2002, Tembec completed its installation of a black liquor oxidation unit at the Smooth Rock Falls pulp mill to reduce total reduced sulfur ("TRS") emissions. However, the Smooth Rock Falls pulp mill's TRS and nitrogen oxides (NOx) have not met the environmental standards. To address the TRS situation, Tembec has developed an environmental plan to collect and treat dilute gases. Regarding the NOx the site developed an action plan which was recently filed with the Ministry of Environment. Tembec currently anticipates that further investments will be required to bring the operations at the Smooth Rock Falls pulp mill within full compliance with environmental standards.

During fiscal 2001, Tembec installed a new wood waste fired boiler and co-generation unit at the Skookumchuck pulp mill. The $55.5 million project provided a cost efficient and environmentally acceptable method of disposing of the region's waste while generating thermal and electrical energy required by the mill.

Tembec has started the implementation of a multi-year environmental plan for its three pulp mills located in France to ensure compliance with current and upcoming environmental standards. The total cost to be spent over the next 5 years is estimated at $130 million which represents the bulk of Tembec's environmental capital expenditures. Major items include the installation of electrostatic precipitators to reduce particulate emissions, new boilers, upgrade of treatment facilities and process modifications in order to abate environmental impact.

4.4  Research and Development

Tembec considers research and development ("R&D") as essential to its growth and to its long-term ability to compete successfully on world markets. Tembec's mission of minimizing costs and encouraging innovation while protecting the environment is backed by its objective to invest the equivalent of 1.0% of gross sales in R&D each year. Some R&D is carried out with specialized research centres, Canadian and foreign universities, and strategic equipment and technology suppliers. The R&D thrust is a crucial aspect of Tembec's activities, enabling Tembec to continue meeting its customers' ever-growing expectations and to develop new customer relationships. In 2003, R&D investments amounted to over $100 million.

Research projects targeted environmentally sound forest operations, lower cost fibre transformation processes and new higher added product development. In 2003, the Forest Resources Management Group, in collaboration with governments, universities and focus groups, led the Forest Research Partnership in the development of holistic and environmentally-friendly forest management practices that led to a sustainable 10% increase in available fibre resources.

The Forest Products Group's R&D efforts continue to focus on process technology and product development. A licencing agreement was signed in the fiscal year for co-branded manufacturing and sales and marketing of a structural framing product with superior acoustic performance. Progress has been made on other product development initiatives including building code approval for a new high strength, structural wood product. Major highlights for process technology activities include the installation and start up of a prototype kiln for a new drying technology and on the development of a real-time, on-line diagnostic system for lumber manufacturing.

The Pulp Group's R&D effort was geared towards increasing yield, efficiency, and quality to solidify existing markets, while developing new value added products for strategic customers. The Paperboard Group, by nature of its specialty niche markets, is continuously involved in leading edge R&D. The Publishing Paper Group is conducting strategic R&D aimed to future revenue growth and new operational efficiencies. The Chemical Group has developed new products and explored new synergies with other Tembec groups in the areas of forestry byproducts and renewable energy.

4.5.  Litigation

4.5.1  Countervailing and Antidumping Duties

On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber from Canada were filed with the USDOC and the USITC by certain U.S. industry and trade groups which have resulted in countervailing and antidumping duty orders which, in the case of Tembec, require it to make cash deposits respectively representing 18.79 % and 10.21 % of the value of its softwood lumber imports entering the U.S. on or after May 22, 2002. To date, WTO and NAFTA panels have ruled that the methodology the USDOC used to determine that Canadian softwood lumber received countervailable subsidies was erroneous. A NAFTA panel (the "NAFTA Panel") ruled that key elements of the USDOC's methodology in the antidumping case were erroneous. The USDOC issued a new determination pursuant to the NAFTA Panel's ruling on October 16, 2003, which potentially could reduce the antidumping cash deposit rate to 6.66%. Tembec believes that the USDOC did not comply with the NAFTA Panel's rulings on several issues and challenged those aspects of the new determination before the Panel and is awaiting a decision. To date, WTO and NAFTA panels have ruled that the USITC has not been able to demonstrate that softwood lumber imports from Canada have threatened with material injury any U.S. industry, although the appeals process has yet to be exhausted and could run to the end of 2004.

Tembec and other Canadian forest product companies, the Federal Government and Canadian provincial governments (the "Canadian Interests") categorically deny the U.S. allegations. The Canadian Interests continue to aggressively defend the Canadian softwood lumber industry in this trade dispute. Tembec has served the

U.S. Department of State with a claim against the U.S. under Chapter 11 of NAFTA seeking monetary damages for injury to Tembec's investments arising out of the U.S. conduct of the antidumping and countervailing duty proceedings.

The final amount, if any, of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by the NAFTA or WTO panels. Should these appeals to the NAFTA or WTO panels not result in the outright termination of the antidumping and countervailing duty orders, the final amount of countervailing and antidumping duties to be assessed on imports of Tembec's lumber will be determined by the USDOC in annual administrative reviews of these orders, the first of which commenced on July 1, 2003 and will be completed in 2004, at which time the results of those reviews may be appealed.

4.6  Risk Factors

The following information is a summary only of certain risk factors relating to the business of Tembec and is qualified in its entirety by reference to, and must be read in conjunction with, information appearing elsewhere in this Form.

Adverse Industry Economic Conditions; Cyclical Nature of Business

The markets for pulp, lumber, newsprint and other forest products are highly cyclical and characterized by (1) periods of excess product supply due to factors such as industry capacity additions and increased production at existing facilities and (2) periods of insufficient demand due to factors such as weak general economic activity and inventory destocking by customers, amongst other factors. Demand for forest, pulp and paper products is also influenced to a significant degree by the global level of economic activity.

Tembec is not able to predict with certainty market conditions and selling prices for its products. There can be no assurance that prices for Tembec's products will not decline from current levels, or when such prices may increase. Tembec has, in the past, and may, in future, decide to schedule market-related production downtime as a result. Any prolonged or severe weakness in the market for any of Tembec's principal products adversely affects Tembec's revenues, results of operations, cash flow, and its ability to satisfy its obligations under its indebtedness (see caption Leverage and ability to service debt) and its capital expenditure requirements (see caption on Capital intensive operations).

Currency, Commodity and Raw Material Price Exposure

Tembec's financial performance is principally dependent on the selling prices of its products. Prices for Tembec's products have fluctuated significantly in the past and may fluctuate significantly in the future. A significant portion of Tembec's sales are conducted in international markets and priced in U.S. dollars. Significant fluctuations in relative currency values affect Tembec's financial performance. Increases in the value of the Canadian dollar or the Euro relative to the U.S. dollar and increases in the value of the U.S. dollar relative to other currencies make Tembec less competitive. Tembec's operations utilize a significant amount of energy, amongst other raw materials, the prices of which can be subject to volatility.

Pricing fluctuations referred to above could have a material adverse effect on Tembec's business, financial condition, results of operations and cash flows. In an attempt to mitigate the effect of this volatility on Tembec's business, financial condition, results of operations and cash flows, Tembec may engage in hedging through the purchase of derivatives. There can be no assurance that such hedging will be successful in materially reducing Tembec's exposure to such risks.

Competition

The lumber, pulp and paper industries are essentially commodity markets in which producers compete primarily on the basis of price. In addition, since a majority of Tembec's lumber, pulp and paper production is directed to export markets, it competes on a worldwide basis against many producers of approximately the same or larger capacity. In export markets, Tembec generally competes with U.S., Latin American, Asian and Scandinavian producers, many of whom have greater financial resources and operate mills which are lower cost producers than the mills operated by Tembec. The imposition of duties by any country to which Tembec exports its products will have a material adverse effect on its business, financial condition and cash flows. See Item 4.5.1 - Countervailing and Antidumping Duties.

Leverage and Ability to Service Debt

There is no assurance that Tembec's business will generate sufficient cash flow from operations in the future to service Tembec's debt and make necessary capital expenditures, in which case Tembec may seek additional financing, dispose of certain assets or seek to refinance some or all of its debt. In addition, a substantial portion of Tembec's bank credit facilities have terms of one year and are subject to annual renewal. There is no assurance that the renewal of the short-term credit facilities or that additional financing, refinancing or asset disposals could be effected, if at all, on satisfactory terms the failure of which would materially adversely affect Tembec's financial position.

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

Adverse Consequences of Tembec Structure

A significant part of Tembec's business activities and assets are operated or held by its Subsidiaries. As a result, Tembec's ability to meet its financial obligations is dependent upon the receipt of interest and principal payment on intercompany advances, management fees, cash dividends and other payments from its Subsidiaries or joint-venture investments. Tembec's principal Subsidiaries are parties to various agreements, principally loan agreements, that restrict the ability of the respective Subsidiaries to declare dividends or make advances or other payments to Tembec.

Availability and cost of wood fiber

Tembec meets a significant portion of its timber requirements through government granted timber tenures. Canadian courts have recognized that aboriginal people may possess rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. The courts have encouraged the federal and provincial governments and aboriginal people to resolve rights claims through the negotiation of treaties. Aboriginal groups have claimed substantial portions of land in various provinces in which they have a traditional interest and for which they are seeking compensation from various levels of government. Tembec cannot predict the extent to which aboriginal land claims or other rights will affect Tembec's existing Crown tenures or Tembec's private timberlands or its ability to harvest timber from these sources in the future, or its ability to renew or secure other sources in the future. There can also be no assurance that Tembec's access to these tenures will continue to be renewed or extended by the governments on acceptable terms or that the amount of timber that is allowed to be harvested will not be decreased. Further changes in legislation or regulatory regimes in provinces in which Tembec operates may change fee structures payable in relation to the harvesting of timber, may reduce the availability of fiber and may increase the costs through the imposition of additional and more stringent harvesting, rehabilitation and silvicultural standards. These changes could have a material adverse effect on Tembec's business, financial condition and results of operations.

The forest products industry is periodically subject to natural events such as forest fires, adverse weather conditions, insect infestation, tree disease, prolonged drought and other natural disasters. The occurrence of any of these events could have a material adverse effect on Tembec's business, financial condition and results of operations.

Tembec's pulp and paper mills purchase a significant portion of their fibre requirements from third parties under contract or in the spot market. Lumber prices impact on the availability of wood chips, a by-product of lumber production, required by these mills. Many Canadian lumber producers, especially those in eastern Canada such as Tembec where approximately half of the its pulp production is also located, have curtailed or ceased production in the depressed lumber markets experienced recently, which has resulted in a reduced supply of, and higher prices for, wood chips. There can be no assurance that the Company will be able to ensure continuous supply of wood chips and optimize the flow of wood chips to the Company's pulp operations which could have a material impact on its business, financial condition, results of operations and cash flows.

Impact of Environmental Matters and Government Regulations

Tembec's operations are subject to a wide range of general and industry specific environmental, occupational health and safety, forestry, labor, tax and other laws and regulations. Environmental requirements under such laws and regulations relate to, inter alia, air emissions, wastewater discharges, waste management, landfill operations, forestry practices, and site remediation. Compliance with these laws and regulations is a significant factor in Tembec's business. Failure by Tembec to comply with applicable environmental laws and regulations and the permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could result in significant capital expenditures. Tembec incurs, and expects to continue to incur, significant capital and operating expenditures in order to comply with applicable environmental laws and regulations. No assurance can be given that changes in environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on Tembec's business, financial condition and results of operations. Similarly, no assurance can be given that any capital expenditures necessary for future compliance with such environmental laws and regulations could be financed from Tembec's available cash flow.

Capital Intensive Operations

The production of lumber, pulp and paper is capital intensive. Although Tembec maintains its production equipment with regular periodic and scheduled maintenance, there can be no assurance that key pieces of equipment in Tembec's various production processes will not need to be repaired or replaced. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on Tembec's business, financial condition and results of operations.

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

ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of selected historical consolidated financial information of the Company (all figures are in millions of dollars except per share amounts):

EARNINGS ($ millions)	1999	2000	2001	2002	2003
Net Sales	1,672.5	2,320.8	2,657.4	2,976.8	2,872.9
Cost of sales	1,210.6	1,651.8	2,047.6	2,534.6	2,635.9
Depreciation and amortization	119.3	145.7	202.9	227.5	230.2
Income taxes (recovery)	46.6	108.4	16.4	(66.5)	(37.6)
Net earnings (loss) applicable to common shares	74.9	198.1	28.5	(116.2)	11.4
Earnings (loss) per share ($)	1.05	2.46	0.35	(1.35)	0.13
Diluted earning (loss) per share ($)	0.91	2.29	0.34	(1.35)	0.13
Dividends per share	0.00	0.00	0.00	0.00	0.00
	1999	2000	2001	2002	2003
FINANCIAL POSITION ($Millions)
Working capital(1)	335.5	382.4	545.7	499.2	440.5
Fixed assets - net	1,748.7	2,064.8	2,586.4	2,487.8	2,392.4
Long-term debt	1,013.1	1,033.3	1,847.1	1,839.7	1,699.8
Total assets	2,635.9	3,088.7	4,058.2	3,991.3	3,818.8
Shareholders equity	1,018.9	1,257.0	1,294.1	1,180.9	1,168.5

  Excluding cash and short term debt

The Company has not paid dividends on any of its shares in the last five years. There is currently no restriction preventing the Company from paying dividends nor any specific dividend policy. The Company is essentially dependent on its subsidiaries to obtain the funds required for any dividend payment. The indentures relating to Industries Senior Notes (the "Indentures") prohibit it from declaring or paying any dividends unless, at the time of declaring and paying such dividend: (i) Industries is not in default under the Indentures (ii) after giving pro forma effect to the payment of the dividend, the dividend, together with the aggregate amount of all other Restricted Payments (as defined in the Indentures) made by Industries after the date of the Indentures is less than the sum of (a) 50% of Tembec's cumulative consolidated net income since the date of the Indentures and (b) 100% of the aggregate net proceeds received by Industries after the date of the Indentures from the issue and sale of equity and debt securities that have been converted into equity of Industries.

ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of operations is contained on pages 19 to 51 of the Annual Report, which are incorporated by reference herein.

ITEM 7 - MARKET FOR SECURITIES OF THE COMPANY

The Company's common shares (the "Common Shares") are listed on the Toronto Stock Exchange under the symbol TBC. On October 14, 2003, the Company received acceptance from the Toronto Stock Exchange of a notice of intention to extend its normal course issuer bid. The filing of the notice allows the Company to repurchase for cancellation up to 4,290,896 (approximately 5%) of its 85,817,932 Common Shares outstanding as at September 27, 2003. Repurchase of the Common Shares would be carried out through the Toronto Stock Exchange and could be made from time to time, at market prices, during the period starting October 16, 2003 and ending no later than October 15, 2004. During the previous 12 months, the Company has repurchased and cancelled 726,800 Common Shares at an average price of $6.61 per share.

ITEM 8 - DIRECTORS AND OFFICERS

The directors of Tembec are elected annually to hold office until the next annual meeting or until a successor is elected or appointed.

8.1 Information Concerning Directors

CLAUDE BOIVIN, St-Lambert, Québec. Mr. Boivin is the former President and Chief Operating Officer of Hydro-Québec and has been a director of the Company since 1993 and serves as a member of its Corporate Governance and Human Resources Committees. Mr. Boivin also serves as a director of CGI Group Inc., Héroux-Devtek Inc., Groupe Laperrière & Verreault Inc. and of Boralex Power Income Fund.

Mr. Boivin owns 4,825 common shares of the Company.

JAMES E. BRUMM, New York, New York. Mr. Brumm is the Executive Vice-President, General Counsel and director of Mitsubishi International Corporation and has been a director of the Company since April 1999 and serves as a member of its Audit and Human Resources committees. Mr. Brumm also served as a director of Mitsubishi Corporation from 1995 - 2002 and is a Director of Brunei LNG S.B. He is a member of the Board of Visitors of Columbia University Law School, a Vice President of the board of the Sanctuary for Families and a board member of Forest Trends and of the American Bird Conservancy. He is also President of the Mitsubishi International Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden and the Corporate Advisory Council of Earthwatch.

Mr. Brumm owns 11,858 common shares of the Company.

FRANK A. DOTTORI, O.C., Témiscaming, Québec. Mr. Dottori, a founder of the Company, is the President and Chief Executive Officer of the Company, has been a director of the Company since 1977 and serves as a member of its Environmental Committee. Mr. Dottori is Chairman of the Pulp and Paper Research Institute of Canada, and co-chair of the Free Trade Lumber Council. He is a director of Saputo Inc. and of Bell Nordiq Group Inc.

Mr. Dottori owns directly and indirectly 1,008,720 common shares of the Company.

JACQUES J. GIASSON, Montréal, Québec. Mr. Giasson is the Chairman and Chief Executive Officer of Groupe Giasson Ltd. and has been Chairman and a director of the Company since 1991 and chairs its Corporate Governance Committee as well as serving as a member of its Audit, Environmental and Human Resources committees. Mr. Giasson is also Chairman of Uniboard Canada Inc. and chairs its Executive, Human Resources and Environmental committees in addition to serving as a member of its Audit Committee. He is also a life governor of the Foundation of UQAM.

Mr. Giasson owns 48,731 common shares of the Company.

PIERRE GOYETTE, Outremont, Québec. Mr. Goyette has been a director of the Company since 1986 and chairs its Audit Committee as well as serving as a member of its Corporate Governance Committee. Mr. Goyette is also a director of Groupe St-Hubert Inc., and is Chairman of the Montreal World Film Festival.

Mr. Goyette owns 4,226 common shares of the Company.

GORDON S. LACKENBAUER, Calgary, Alberta. Mr. Lackenbauer is Deputy Chairman of BMO Nesbitt Burns and has been a director of the Company since 1973 and serves as a member of its Corporate Governance Committee.

Mr. Lackenbauer owns 33,756 common shares of the Company.

BERNARD LAMARRE, O.C., O.Q., Montréal, Québec. Mr. Lamarre is the Chairman of Bellechasse Santé Inc. and has been a director of the Company since January 1997 and chairs its Environmental Committee. Mr. Lamarre is also Chairman of the Société du Vieux Port de Montréal, of the Société de la Faune et des Parcs du Québec, of École polytechnique de Montréal, of FRE Composites Inc., and of the Montréal Fine Arts Museum.

Mr. Lamarre owns 10,863 common shares of the Company.

MARY THERESA McLEOD, Toronto, Ontario. Ms. McLeod has been a director of the Company since January 2003 and serves as a member of its Audit Committee. Ms. McLeod held senior investment banking positions with Scotia McLeod Inc., Merrill Lynch Canada Inc., and Pitfield, MacKay, Ross & Company Ltd. Ms. McLeod is a part-time member of the Ontario Securities Commission and member of its Nominating and Corporate Governance committee. She is also a director of Epcor Utilities Inc., and Westcast Industries Ltd. Ms. McLeod is a Chartered Financial Analyst and earned her B.A. from the University of Ottawa, and her MBA from the University of Western Ontario.

Ms. McLeod owns 1,063 common shares of the Company.

The Hon. ROBERT K. RAE, O.C., P.C., Q.C., Toronto, Ontario. Mr. Rae is a partner of Goodmans LLP and has been a director of the Company since January 1997, chairs its Human Resources Committee and serves as a member of its Corporate Governance Committee. Mr. Rae, former Premier of the Province of Ontario, is a board member of Hydro One, Trojan Technology, and Niigon Technology. He also serves as Chairman of the Forum of Federations, of the Institute for Research in Public Policy, the Royal Conservatory of Music and the Toronto Symphony Orchestra. He is a director of the Canadian Ditchley Foundation and national spokesperson for the Leukemia Research Fund. He is also a member of the International Council of the Asia Society, and of the Internal Trade Disputes Panel.

Mr. Rae owns 7,961 common shares of the Company.

LUC ROSSIGNOL, Témiscaming, Québec. Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union and was elected to the board of directors of the Company in January 2000.

Mr. Rossignol owns 800 common shares of the Company.

GUYLAINE SAUCIER, C.M., Montréal, Québec. Ms. Saucier has been a director of the Company since 1993 and serves as a member of its Audit and Human Resources committees. Ms. Saucier is also a director of AXA Insurances Inc., Petro-Canada, Bank of Montreal, Nortel Networks and Altran Technology. Ms. Saucier is the former Chair of the board of directors of the Canadian Broadcasting Corporation, of the Canadian Institute of Chartered Accountants and of the Joint Committee on Corporate Governance.

Ms. Saucier owns 4,696 common shares of the Company.

FRANÇOIS TREMBLAY, Montréal, Québec. Mr. Tremblay is a partner of Cain Lamarre Casgrain Wells and has been a director of the Company since 1990 and serves as a member of its Environmental Committee.

Mr. Tremblay owns 10,571 common shares of the Company.

As a result of the merger on January 22, 2004 of the Pension Fund Advisory Committee into the Human Resources Committee, the board of directors of Tembec has four standing committees: the Corporate Governance Committee, the Human Resources Committee, the Audit Committee and the Environmental Committee. The Corporate Governance Committee is composed of Messrs. Claude Boivin, Jacques J. Giasson (Chairman), Pierre Goyette, Gordon S. Lackenbauer and Robert K. Rae. The Human Resources Committee is composed of Messrs. Claude Boivin, James E. Brumm, Jacques J. Giasson Robert K. Rae (Chairman) and Mrs. Guylaine Saucier. The Audit Committee is composed of Messrs. James E. Brumm, Pierre Goyette (Chairman), Jacques J. Giasson and Mmes. Guylaine Saucier and Mary Theresa McLeod. The Environmental Committee is composed of Messrs. Bernard Lamarre (Chairman), Frank A. Dottori, Jacques J. Giasson and François Tremblay.

8.2  Information Concerning Non-Director Officers
Non-director officers	Office with the Company	Municipality, Province of residence
Michel Dumas	Executive Vice President, Finance and Chief Financial Officer	North Bay, Ontario
Charles Gagnon	Vice President, Corporate Relations	Témiscaming, Québec
Thomas McAndrew Gale	Vice President and General Manager, Resin Group	Kirkland, Québec
Claude Imbeau	Vice President, General Counsel and Secretary	Beloeil, Québec
Terrence P. Kavanagh	Executive Vice President, President, Pulp and Paper Group	Témiscaming, Québec
Gerry Kutney	Vice President and General Manager, Silvichemical Products Group	Témiscaming, Québec
James Lopez	Executive Vice President, President, Forest Products Group	North Bay, Ontario

Non-director officers	Office with the Company	Municipality, Province of residence
Stephen J. Norris	Treasurer	Beaconsfield, Québec
Yves Ouellet	Vice President, Human Resources	Témiscaming, Québec
Mahendra Patel	Vice President, Engineering and Purchasing	North Bay, Ontario
Jacques Rochon	Vice President, Information Technology	Témiscaming, Québec
Jacques Rocray	Vice President, Environment & Technology	Témiscaming, Québec
Jean-Louis Tétrault	Vice President, Administration and Legal Affairs	St-Bruno, Québec
Richard Tremblay	Corporate Controller	Témiscaming, Québec
Mel Zangwill	Senior Vice President, President, Paperboard Group	Montréal, Québec

During the past five years, each of the non-director officers of the Company have been engaged in their present principal occupations or in other executive capacities of the Company or with related or affiliated companies indicated opposite their name, except for Thomas McAndrew Gale, who from October 1998 to December 2000 was Vice-President of Cafa Financial Corp., while concurrently acting as President and Chief Executive officer of A.R.C. Resins International Corp. from October 1998 to present.

As at September 27, 2003, the directors and senior officers of the Company beneficially owned, as a group, or exercised control or direction over, directly or indirectly, less than 5% of the common shares outstanding.

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

The Company will provide to any person, upon request to the Secretary of the Company:

      when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

        one copy of the Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Form,

        one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year, one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involves the election of directors or one copy of any annual filing, prepared instead of that information circular, as appropriate, and one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

      at any other time, one copy of any other documents referred to in (a) (i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

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

Signed: Claude Imbeau
Vice President, General Counsel and
Secretary

Date:  February 10, 2004

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

  Date: February 10, 2004

  Signed:        Frank A. Dottori
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

  Date:  February 10, 2004

  Signed:   Michel Dumas
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

  Signed:   Frank A. Dottori
  President and Chief Executive Officer
  Date: February 10, 2004

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

  Signed:  Michel Dumas
  Executive Vice President, Finance and
  Chief Financial Officer
  Date: February 10, 2004