Form 40-F
period 2004-09-25
TEMBEC INC
filed 2004-12-27
CIK 949011

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the
Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended	Commission file number
September 25, 2004	333-06552

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

Securities Registered or to be registered pursuant to Section 12(b) of the Act.

N/A Title of each class	N/A Name of each exchange on which registered

Securities Registered or to be registered pursuant to Section 12(g) of the Act

N/A

(Title of Class)

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Guarantee of Senior Notes of Tembec Industries Inc. due June 30, 2009
Guarantee of Senior Notes of Tembec Industries Inc. due February 1, 2011
Guarantee of Senior Notes of Tembec Industries Inc. due March 15, 2012

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information form	☒ Audited financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital/or common stock as of the close of the period covered by the annual report.

85,860,932 common shares
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

Yes ☐	82-	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

        Material included in this Form 40-F:

1.
The Annual Information Form of Tembec inc. for the financial year ended September 25, 2004; and

2.
The Management's Discussion and Analysis of Financial condition and Results of Operations contained in Tembec inc.'s 2004 Annual Report; and

3.
The audited Consolidated Financial Statements of Tembec inc. for the fiscal year ended September 25, 2004.

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

Tembec Inc.

Annual Information Form

December 17, 2004
For the fiscal year ended September 25, 2004

TABLE OF CONTENTS

ITEM 1 —	DATE OF ANNUAL INFORMATION FORM		1
ITEM 2 —	CORPORATE STRUCTURE		1
ITEM 3 —	GENERAL DEVELOPMENT OF THE BUSINESS		2
	3.1	Business Overview	2
	3.2	Three Year Retrospective	2
ITEM 4 —	NARRATIVE DESCRIPTION OF THE BUSINESS		3
	4.1	Principal Operations	3
		4.1.1 Forest Products Group	3
		4.1.2 Pulp Group	7
		4.1.3 Paper Group	9
	4.2	Environmental Policy	11
	4.3	Research and Development	12
	4.4	Risk Factors	12
ITEM 5 —	DIVIDEND POLICY		15
ITEM 6 —	GENERAL DESCRIPTION OF CAPITAL STRUCTURE		15
	6.1	General Description of Capital Structure	15
	6.2	Ratings	16
ITEM 7 —	MARKET FOR SECURITIES OF THE COMPANY		16
ITEM 8 —	DIRECTORS AND OFFICERS		17
	8.1	Information Concerning Directors	17
	8.2	Information Concerning Non-Director Officers	19
	8.3	Corporate Cease Trade Order	19
ITEM 9 —	AUDIT COMMITTEE		19
	9.1	General	19
	9.2	Mandate of the Audit Committee	20
	9.3	Relevant Education and Experience of the Audit Committee Members	20
	9.4	External Auditor Service Fees	20
	9.5	Policies and Procedures for the Engagement of Audit and Non-Audit Services	21
ITEM 10 —	LEGAL PROCEEDINGS		21
	10.1	Countervailing and Antidumping Duties	21
ITEM 11 —	TRANSFER AGENT		21
ITEM 12 —	ADDITIONAL INFORMATION		21

TEMBEC INC.
ANNUAL INFORMATION FORM

ITEM 1 — DATE OF ANNUAL INFORMATION FORM

        This Annual Information Form (the "Form") is dated as of December 17, 2004. Except as otherwise indicated, the information contained in this Form is stated as at September 25, 2004.

ITEM 2 — CORPORATE STRUCTURE

        Tembec Inc. was incorporated under Part 1 of the Companies Act (Quebec) on July 12, 1972 and continued under Part 1A of the Companies Act (Quebec) by Certificate of Continuance dated March 18, 1983. Amendments to the Company's articles were made at various times for the main purpose of modifying the authorized share capital.

        The Company's head office is located at Suite 1050, 800 René-Lévesque Blvd. West, Montreal, Quebec, H3B 1X9, telephone: 514-871-0137. Its website is found at www.tembec.com.

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

        The chart below shows Tembec's various facilities by industry segment and the subsidiaries which operate them. Where the percentage of ownership is less than 100%, it is indicated.

CORPORATE ORGANIZATION CHART OF THE COMPANY

ITEM 3 — GENERAL DEVELOPMENT OF THE BUSINESS

3.1    BUSINESS OVERVIEW

        Tembec is a large, diversified and integrated forest products company with operations principally located in North America and in France. Its core business segments are forest, pulp and paper products with Tembec maintaining a small presence in the chemical and paperboard sectors which, in the aggregate, represent less than 20% of its consolidated assets and 10% of its consolidated revenues. Tembec produces approximately 1.8 billion board feet of lumber, 2.2 million tonnes of market pulp and 1.0 million tonnes of newsprint and groundwood papers. Tembec's strategy is to (i) be diversified into forest products, pulp products and paper products; (ii) strive to maintain low cost, efficient operations; and (iii) utilize its technical and operating expertise to develop niche products and markets within such core business segments.

        For the fiscal year ended September 25, 2004, Tembec had sales of $3.7 billion, EBITDA of $168.7 million, and net earnings of $37.4 million. Tembec's total assets at that date were $3.9 billion and it employed approximately 10,000 people.

3.2    THREE YEAR RETROSPECTIVE

        In the last three fiscal years, Tembec was active in pursuing its growth targets, completing a number of acquisitions and creating new joint-ventures. The Company accessed the high-yield bond market in the United States primarily to refinance existing indebtedness.

        During this period, growth occurred primarily in the eastern Canadian lumber sector, increasing Tembec's lumber production capacity by approximately 24% to 1.8 billion board feet. A joint-venture was entered into with SGF-REXFOR Inc., which provided for the combination of their respective sawmills in the Gaspé peninsula. In the pulp group, a high-yield pulp mill located in Chetwynd, British Columbia was added to Tembec's existing Temiscaming and Matane, Quebec, high-yield pulp mills to make Tembec the preeminent Canadian supplier of high-yield pulps. This increased its total manufacturing capacity to 2.2 million tonnes.

        In the spring of 2002, Industries issued US $350 million of 7.75% senior notes due 2012 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by the Company. These notes were subsequently registered. During this time, Industries completed the redemption of its US $250 million 9.875% Senior Notes due 2005. In the spring of 2003, Industries issued US $100 million of 8.625% senior notes due 2009 by way of a private placement, which were unconditionally guaranteed on a senior unsecured basis by the Company. These notes were subsequently registered.

ITEM 4 — NARRATIVE DESCRIPTION OF THE BUSINESS

4.1    PRINCIPAL OPERATIONS

        Tembec's business is centered around the production and sale of forest, pulp and paper products. The manufacturing assets of the Company are located primarily in Canada, with a fairly large presence in the eastern part of the country, namely, North Eastern Ontario and North Western Quebec. The lumber and paper businesses are more North American in nature and the Company's assets are located in this market. The pulp business is global in nature, with Europe being the largest consumer. Three of the Company's 11 pulp mills are located in Europe. The other eight mills are located in Canada. The following sections provide specifics in relation to each of the Company's principal business segments.

4.1.1    Forest Products Group

        Tembec's Forest Products Group consists of operations employing, as at September 25, 2004, approximately 4,500 people. It produces an extensive range of commodity and value-added forest products focusing on three main product groups: (i) Spruce, Pine, Fir Lumber ("SPF"), remanufactured lumber and Oriented Strand Board ("OSB") Panels, (ii) Specialty Wood products and (iii) Engineered Wood products. For the fiscal year ended September 25, 2004, the Forest Products Group generated sales of $1.2 billion and EBITDA of $130 million. The Forest Products Group's annual sales accounted for approximately 33% of Tembec's total consolidated sales in fiscal 2004.

        The following table summarizes the normal annual operating levels of each facility by product group:

Spruce, Pine, Fir Lumber and Panels

Location and Product	MFBM(1)
Taschereau/LaSarre, QC(3) — Stud Lumber	185,000
Senneterre, QC — Stud Lumber	150,000
Cochrane, ON — Stud Lumber	130,000
LaSarre N, QC — Stud Lumber	100,000
Opasatika, ON — Stud Lumber	95,000
Kapuskasing, ON — Stud Lumber	90,000
Kirkland Lake, ON — Stud Lumber	35,000
Elko, BC — Random Lumber	180,000
Canal Flats, BC — Random Lumber	150,000
Hearst, ON — Random Lumber	125,000
Timmins, ON — Random Lumber	125,000
Cranbrook, BC(4) — Random Lumber	100,000
Chapleau, ON — Random Lumber	100,000
Bearn, QC — Random Lumber	90,000
Nouvelle, QC(5) — Random Lumber	70,000
St. Alphonse, QC(5) — Random Lumber	30,000
Cranbrook, BC — Finger Joint Lumber	25,000

1,780,000

MFBM(1)
Brantford, ON — Remanufactured Lumber	100,000

MSF(2)
Saint-Georges, QC — OSB	1,700,000

Specialty Wood

Location and Product	MFBM(1)
Davidson, QC — Pine and Hardwood Lumber	55,000
Mattawa, ON — Pine and Hardwood Lumber	30,000
Temiscaming, QC — Pine and Hardwood Lumber	15,000
Huntsville, ON — Hardwood Lumber	30,000
Huntsville, ON — Hardwood Flooring	18,000
Toronto, ON — Pre-Finished Hardwood Flooring	10,000
Brassac, France — Pine Lumber	25,000
Curanilahue, Chile(6) — Radiata Pine Lumber	13,000

196,000

Engineered Wood

Location and Product	Thousand Ft(3)
Ville-Marie, QC(7) — Laminated Veneer Lumber	450

MFBM(1)
LaSarre, QC — Engineered Finger Joint Lumber	50,000

Thousand Linear Feet
Bolton, ON(7) — Wood I-Beams	17,000
Calgary, AB(7) — Wood I-Beams	10,000
Blainville, QC(7) — Wood I-Beams	3,000

30,000

Million lbs
Bolton, ON(7) — Metal Plates and Webs	10.0

(1)
Thousand board feet.

(2)
Thousand square feet — 1/16" basis.

(3)
Sites are operated as a combined entity.

(4)
Dries and planes lumber sawn at the Elko and Canal Flats Sawmills.

(5)
Volumes reflect 50% of the actual capacity as the units are part of the Temrex joint venture.

(6)
Volume reflects 34.31% of the actual plant capacity as the unit is part of the Foraction joint venture whose financial results are not consolidated with those of the Company.

(7)
Volumes reflect 50% of the actual plant capacity as the units are part of the Temlam joint venture.

        The SPF lumber sawmills produce various types, species and grades of lumber which are used primarily for residential and commercial construction. Higher value SPF lumber products include J-Grade, TemPlus™ and TemSelect™ and machine stress rated ("MSR") grades. Pine and hardwood lumber are used in a wide variety of applications, including furniture, flooring and specialty residential and commercial applications. OSB panels are used in residential construction and industrial applications. Hardwood flooring products are targeted for residential, commercial and recreational applications. The engineered wood products segment of the Forest Products Group principally manufactures laminated veneer lumber and finger-jointed flange stock which is used in specialized residential and commercial construction applications such as roof and floor truss systems as well as I-beam and header applications. In addition, the Forest Products Group produces and ships approximately 2.1 million tonnes of wood chips, approximately 86% of which are directed to Tembec's pulp and paper facilities.

        The lumber industry is subject to both cyclical and seasonal fluctuations in demand, which can lead to volatility in prices. North American solid wood products demand is influenced by the general level of economic activity, consumer confidence and interest rates. All of the above impact on housing construction starts, which is generally regarded as the best indicator of lumber demand. The total North American lumber demand is approximately 68 billion board feet, with U.S. demand of approximately 56 billion board feet and the balance being consumed in Canada. U.S. producers currently supply 35 billion board feet, leaving a U.S. domestic shortfall of approximately 21 billion board feet. Canadian producers annually sell a total of 33 billion board feet, shipping 19 billion board feet to the U.S. and exporting 2 billion board feet outside North America. The remaining 12 billion board feet is consumed domestically in Canada. The Company's geographic sales activity is generally aligned with this breakdown. In fiscal 2004, 37% of the consolidated sales occurred in Canada, 59% in the U.S. and the remaining 4% was sold outside of North America. As a result of the significant dependence on the U.S. market, Tembec's forest products competitiveness is heavily influenced by the relative strength of the Canadian dollar versus the U.S. dollar.

        The Forest Products Group business is highly commoditized and fosters a highly diversified customer base. Products are sold by Tembec's own internal sales force to wholesalers and distributors as well as directly to large retailers and end-users.

        The Company competes directly with other Canadian and U.S. producers of softwood lumber. While selling prices, product quality and customer service are important factors affecting competition, other factors such as fibre costs, foreign exchange rates and the ongoing trade dispute between the U.S. and Canada also have an impact on the Company's competitive position. The Canada/U.S. Softwood Lumber Agreement, which imposed quotas on the duty-free volumes sold by mills in British Columbia, Alberta, Ontario and Quebec, expired on March 31, 2001. Litigation with respect to antidumping and countervailing duties on softwood lumber totaling 29% imposed by the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC") on softwood lumber products sold by Canadian Producers into the United States has ensued and is still outstanding. Reference is made to the caption "Legal Proceedings".

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

Quebec

        Tembec has timber supply and forest management agreements (commonly known as "CAAFs") with the Ministry of Natural Resources (Quebec) for the supply of its Quebec sawmills. Each CAAF has a term of 25 years and is subject to review and renewal every five years. Renewal at the end of each five-year period remains at the discretion of the Ministry of Natural Resources (Quebec) and is subject to its determination that Tembec has satisfied the obligations specified under the relevant CAAF. The Quebec government appointed a Commission to study and report on the management of Crown land on its territory, which Commission made its report public on December 14, 2004. It recommended that the Quebec government reduce timber cutting rights by approximately 15% for fir, spruce, jack pine and tamarack. It is anticipated that beneficiaries of CAAFs will incur a reduction in timber supply. The Company expects that certain of its facilities based in Quebec will be impacted by these reductions in timber allocation.

Ontario

        Tembec's cutting rights are provided principally through several Sustainable Forest Licenses on Crown land issued by the Ministry of Natural Resources. These licenses expire at different dates and have 20 year terms and are renewable every five years. Their renewal is based on satisfactory performance determined by independent audits and approval of the Ministry of Natural Resources (Ontario). Licenses relating to 159,000 m2 of fibre processed in the facilities of Kirkland Lake and Timmins in Ontario as well as LaSarre in Quebec are coming up for renewal in 2005. It is anticipated that these licenses will be renewed.

Manitoba

        In Manitoba, Forest Management License Agreements ("FMLs") enable holders to harvest to sustainable levels. The FMLs are for 20 year terms and are renewable every 10 years upon approval of a ten year forest management plan. An environmental licensing process accompanies the submission of the long-term forest management plan resulting in the issuing of a ten-year environmental license. The Province of Manitoba is undertaking a broad area land use planning initiative ("LUPI") that includes a portion of the Tembec FMLs. Renewal of the long-term tenure agreements will begin after the LUPI is complete. In the interim, short-term extensions to the FMLs are being approved. In the next fiscal year, agreements governing approximately 86,000 m3 or approximately 22% of the supply of the Pine Falls paper mill will be up for renewal. It is anticipated that those agreements will be renewed.

British Columbia

        Approximately 95% of all timberlands in the Province of British Columbia are Crown lands. Rights to harvest Crown timber may be granted on behalf of the Crown in the form of forest tenures regulated under the British Columbia Forest Act, the Forest Practices Code of British Columbia Act and the Forest and Range Practices Act and associated regulations. The forms of forest tenures held by Tembec are one tree farm license (25-year term replaced every 5 to 10 years) and three forest licenses (15-year term also replaced every 5 to 10 years). Such licenses typically confer to their holder the right to harvest a specific volume of timber on Crown lands. In harvesting these tenures, the Company is required to satisfy specific government objectives which include forest management, protection of non-timber resources, harvesting, reforestation and protection of archaeology and cultural heritage sites. As a result of the recent initiative of the Government of British Columbia, Bill 28, the Forest Revitalization Act, license holders across the province are required to surrender a certain portion of existing harvesting rights (roughly 20% for tenure with annual allowable cuts greater than 200,000 m3). This surrendered volume shall be reallocated to the British Columbia Timber Sales Program, First Nations and small tenures (for example woodlots). While some volume of harvesting rights is lost from forest tenures (in Tembec's case 189,310 m3, effective March 1, 2005, through March 1, 2006), it remains available on the open market through a competitive purchase program. In the next fiscal year, Tembec's tree farm licence which covers 160,000 m3 used for the Canal Flats sawmill will be up for replacement. It is anticipated that this licence will be replaced.

Stumpage and Other Charges

        Provincial authorities impose stumpage fees on volumes of wood cut on Crown land. These fees are determined under specific mechanisms in each province. Part of the mandate of the Forest Resources Management Group is to ensure that stumpage charged by the provincial governments reflects the fair value of the timber being harvested.

4.1.2    Pulp Group

        The Pulp Group currently consists of eleven manufacturing facilities operating at ten sites and employing approximately 2,500 people. These facilities are divided into two main categories: paper pulps (softwood kraft, hardwood kraft and high-yield pulps) and specialty pulps (specialty cellulose, fluff and dissolving pulps). Nine of the pulp mills are wholly-owned and Tembec has a 50% joint venture position in the Marathon, Ontario, softwood kraft pulp mill and in the Atholville, New Brunswick, dissolving pulp mill. In the fiscal year ended

September 25, 2004, the Pulp Group generated sales of $1.3 billion and EBITDA of $62 million. The following table summarizes the products and current annual capacity of each facility by main type:

Location and Product

Paper Pulps	Tonnes
Skookumchuck, BC — Softwood Kraft	270,000
Tarascon, France — Softwood Kraft	260,000
Smooth Rock Falls, ON — Softwood Kraft	200,000
Marathon, ON(1) — Softwood Kraft	95,000
Saint-Gaudens, France — Hardwood Kraft	305,000
Temiscaming, QC — Hardwood High-Yield	300,000
Matane, QC — Hardwood High-Yield	230,000
Chetwynd, BC — Hardwood High-Yield	200,000

1,860,000

Specialty Pulps
Temiscaming, QC — Specialty Cellulose	165,000
Tartas, France — Fluff	155,000
Atholville, NB(1) — Dissolving	60,000

380,000

Total	2,240,000

(1)
50% of current annual capacity.

        Most paper grade market pulps, primarily kraft, are produced by chemical processes, although high-yield pulps are made by mechanical methods. Kraft paper pulps are used to produce a variety of high-quality paper products with specific brightness and strength characteristics. Softwood kraft normally sells for a premium over hardwood kraft as its longer fibres provide required strength properties for paper producers. High-yield market pulps have been produced in North America since the mid 1980's. Initially, most high-yield pulps were manufactured with softwood and utilized in tissue and towel applications, where their superior bulk and absorbency are desired characteristics. However, Tembec had always maintained a strategy of targeting the use of high-yield pulps in paper production. The strategy led to the development of hardwood high-yield grades made from birch, aspen and maple. Although high-yield pulps are lower than kraft pulps in tensile and tear strength, they offer advantages in bulk and opacity.

        Specialty pulps are used in a wide variety of applications. The specialty cellulose pulp mill in Temiscaming, Quebec, produces high purity cellulose, which is used in textiles, pharmaceuticals, food additives and industrial chemicals. The pulp mill in Tartas, France, also produces fluff pulp using the sulphite process and it is sold to manufacturers of disposable sanitary products who then break down the pulp rolls into individual fibres to give their products bulk, softness and absorbency. Disposable baby diapers account for a large percentage of fluff pulp consumption. Feminine napkins, adult incontinence diapers and nursery pads are other important end-users. The dissolving pulp grades produced in Atholville, New Brunswick, are also highly purified grades of cellulose pulp. They are used in the manufacture of rayon staple textile fibre by affiliates of the Aditya Birla Group, Tembec's joint venture partner in AV Cell Inc.

        The pulp market is international in nature, with large volumes of pulp moving duty-free between net-producing regions and net-consuming regions. Global market pulp demand is approximately 46 million tonnes. Canada is the largest net exporter of market pulp at 9 million tonnes per year, followed by the Nordic countries at 6 million tonnes and South America at 5 million tonnes. Europe is the largest net consuming region at 11 million tonnes per year, followed closely by Asia at 10 million tonnes. In fiscal 2004, sales in these two markets represented approximately 80% of Pulp Group revenues. Tembec markets its pulp on a world-wide basis, primarily through its own sales force, with a network of offices in Canada, Switzerland, China, Japan, Korea, Spain and India. This is consistent with Tembec's strategy of selling directly to customers and establishing long-term strategic relationships. Sales from the Pulp Group represented approximately 36% of Tembec's total consolidated sales in fiscal 2004.

        Tembec's eight North American pulp mills consumed approximately 2.6 million bone dry tonnes of wood chips in fiscal 2004. Of this amount, approximately 47% was supplied by the Forest Products Group. The remainder is purchased from third parties under contracts and agreements of various duration. The three pulp mills located in southern France purchase their fibre requirements from many private landowners.

4.1.3    Paper Group

        The Paper Group currently consists of four facilities with a total of twelve paper machines producing newsprint, coated paper and specialty paper products, employing approximately 2,200 people. For the fiscal year ended September 25, 2004, the Paper Group generated sales of $788 million and negative EBITDA of $37 million. The following table summarizes the products and current annual operating levels of each facility by main type:

Location and Product

Tonnes(1)
Newsprint
Kapuskasing, ON[nc_sp,\t\][nc_cad,228][nc_so,\t\]Newsprint(2)	330,000
Pine Falls, MB — Newsprint	185,000

515,000

Coated Paper
St. Francisville, LA — Coated No 4 and 5	280,000
Specialty Paper
St. Francisville, LA — Uncoated Bleached Board	80,000
St. Francisville, LA — Specialty Kraft Paper	30,000
St. Raymond, QC — High-Brite Paper	65,000

175,000

Total	970,000

(1)
Although the above table shows all capacities in metric tonnes, coated paper and certain specialty paper are sold primarily in short tonnes.

(2)
Excludes 70,000 tonnes related to No 1 PM which was idled in February 2004.

        Newsprint is used primarily for the publication of daily newspapers. It is generally considered to be a commodity product, having a uniform definition and little distinct differences. Newsprint demand is driven primarily by the requirements of daily newspapers. Canadian manufacturers of newsprint are very dependent on export markets, particularly the U.S. market. The total North American newsprint demand is approximately 11 million tonnes with the U.S. market consuming 10 million tonnes. U.S. producers currently supply 5 million tonnes of this requirement. Canadian newsprint producers annually sell a total of 8 million tonnes, shipping 5 million tonnes to the U.S. and exporting 2 million tonnes outside of North America. As a result of this large dependence on the U.S. market, Tembec's newsprint competitiveness is heavily influenced by the relative strength of the Canadian dollar versus the U.S. dollar.

        The Company's newsprint capacity of 515,000 tonnes represents approximately 4% of total North American production capacity.

        The St-Francisville, Louisiana, paper facility produces coated and specialty papers. Coated papers made by Tembec are categorized as coated groundwood. The end-use markets are magazines and catalogs. Demand factors for magazines and catalogs are related to advertising and retail sales. The general economy strongly influences both. The coated paper capacity of Tembec represents approximately 5% of the North American market. The specialty paper products segment, which is divided further into lightweight and heavyweight papers, encompasses the food and medical papers markets and typical end uses are coffee filters, medical papers, cup stock for drinking cups, file folders and magazine reply cards. The lightweight segment of the specialty market is made up of small non-pulp integrated producers. Tembec is the leading producer of paper for the coffee filter market and also benefits from being fully integrated with its pulp supply with respect to this segment of the market.

        The focus of the Paper Group is the North American market which accounts for 97% of sales, with the U.S. representing 87% of such sales. For fiscal 2004, the Paper Group represented 22% of consolidated sales.

        The Paper Group receives approximately one-third of its virgin fibre requirements through internal sources with the remainder purchased from sawmills and third-party suppliers. The four paper mills consumed 1.0 million tonnes of wood chips and round wood in the last fiscal year. All of the wood fibre required by the St. Francisville facility is purchased from industrial and privately owned land.

        The Kapuskasing and Pine Falls mills both produce newsprint that contains recycled fibre. They utilize a combination of high-yield and de-inked recycled pulp produced from old newspapers ("ONP") and old magazines ("OMG"). Their annual consumption of ONP and OMG is approximately 105,000 bone dry metric tonnes. ONP and OMG are purchased from various merchants and collection groups.

4.2   ENVIRONMENTAL POLICY

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

        Tembec maintains Environmental Management Programs ("EMPs") in order to demonstrate responsible stewardship of resources and a continual improvement of its environmental performance. Tembec has two EMPs based on its corporate environmental policy — Forever Green® and Impact Zero® — targeting the forestry and manufacturing sectors respectively. The objectives of the EMPs are to (i) maintain compliance with Tembec's corporate principles and environmental policy, (ii) integrate sustainable development, (iii) respond effectively to environmental issues, (iv) obtain appropriate certification (v) and continually improve environmental performance.

        The main goal of Impact Zero® is to reduce to a minimum the impact of manufacturing activities on the environment. The means of achieving this goal must be defined in a technical and economic context. Impact Zero® includes the development of environmental objectives, targets and action plans that are based on specific performance criteria. Impact Zero® also includes the implementation and maintenance of an environmental management system ("EMS"), in compliance with the ISO 14001-1996 standards. With Impact Zero®, Tembec aims to become a leader in environmental protection and sustainable development. Impact Zero® objectives and targets are established in six key areas at each Tembec manufacturing site. Some objectives and targets are common to all sites while others are site-specific, depending on the site's operations and equipment and particular environmental context. The sites are responsible for establishing and maintaining programs and action plans required to achieve the environmental objectives and targets within scheduled timeframes, as well as for allocating the human, technical and financial resources required for their implementation. As part of Impact Zero®, Tembec has implemented the Environmental Profile Data Sheet? ("EPDSTM") system which applies to all Tembec pulp and paper products. The EPDSTM is a voluntary labeling program introduced in 1997 by the Forest Products Association of Canada. It provides a standard template designed to assist customers in making informed choices based on the actual environmental attributes of the pulp and paper products they are purchasing. It offers measurement data and explanatory comments related to the attributes that cover the life cycle of the products. With the exception of products from recently acquired mills, the EPDSTM form has been completed for Tembec pulp and paper products and verified by an independent auditor.

        The Tembec Forever Green® Environmental Management Program (the "Forever Green® Program") aims to promote environmental protection, sustainable forest management and conformance with the Tembec environmental policy for forest operations. Tembec is committed to demonstrating responsible stewardship of resources and a continual improvement of environmental performance. As part of the Forever Green® Program, Tembec has developed guiding principles (the "Forever Green® Guiding Principles") that direct forest managers in the establishment of environmental objectives and targets. The Forever Green® Guiding Principles represent important environmental values that must be respected in all forest activities. The Forever Green® Program also includes the implementation and maintenance of an EMS, in compliance with the ISO 14001-1996 standards. The values identified in the Forever Green® Guiding Principles are respected by setting objectives and by maintaining an effective EMS. The Forever Green® Guiding Principles are reviewed on an annual basis by the Tembec Corporate Forestry Committee. One of the key roles of this committee is to oversee the progress of the Forever Green® Program and provide the necessary direction in order to ensure continual environmental improvement. As part of the Forever Green® Program, Tembec has also made a commitment to certify all of its forest operations to the Forest Stewardship Council ("FSC") standards. As of September 2004, 3.5 million hectares of forest under license to Tembec is FSC certified and an additional four million hectares of forest (30% of target) has been audited or scheduled for certification assessment prior to the end of the 2004 calendar year.

4.3   RESEARCH AND DEVELOPMENT

        Tembec considers research and development ("R&D") essential to its growth and to its long-term ability to compete successfully on world markets. Tembec's mission of minimizing costs and encouraging innovation while protecting the environment is backed by its objective to invest the equivalent of a minimum of 1% of sales in R&D each year. Some R&D is carried out with specialized research centres, Canadian and foreign universities and strategic equipment and technology suppliers. The R&D thrust is a crucial aspect of Tembec's activities, enabling Tembec to continue meeting its customers' ever-growing expectations and to develop new customer relationships. Research projects target environmentally sound forest operations, lower cost fibre transformation processes and new higher value-added product development.

4.4   RISK FACTORS

Special Note Regarding Forward-looking Statements

        Certain statements contained in this Annual Information Form constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "anticipate", "believe", "expect" and similar expressions, as they relate to Tembec or its management, are intended to identify forward-looking statements. Such statements reflect Tembec's current views with respect to future events, are based on information currently available to Tembec and are subject to certain risks, uncertainties and assumptions, including those discussed above. These factors should be considered carefully and are made as of the date of this Annual Information Form. The following information is a summary only of certain risk factors relating to the business of Tembec and is qualified in its entirety by reference to, and must be read in conjunction with, information appearing elsewhere in this Form.

Product Prices

        Tembec's financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers and fluctuations in currency exchange rates.

        Tembec is not able to predict with certainty market conditions and selling prices for its products. There can be no assurance that prices for Tembec's products will not decline from current levels, or when such prices may increase. Tembec has, in the past, and may, in the future, decide to schedule market-related production downtime as a result. Any prolonged or severe market weakness for any of Tembec's principal products may adversely affect Tembec's revenues, results of operations, cash flow and its ability to satisfy its obligations under its indebtedness and its capital expenditure requirements.

Foreign Exchange

        Revenues for most of Tembec's products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the Euro. The prices for many of Tembec's products, including those Tembec sells in Canada and Europe, are generally driven by US dollar reference prices of similar products. As a result, any decrease in the value of the US dollar relative to the Canadian dollar and the Euro reduces the amount of revenues Tembec realizes on its sales. In addition, since Tembec's business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange rates can significantly affect a unit's relative profitability when compared to competing manufacturing sites in other currency jurisdictions. This could result in a business unit's inability to maintain its operations during periods of low prices and/or demand.

Operational Risks

        Tembec's manufacturing activities are subject to a number of risks, including availability and price of fibre, competitive prices for purchased energy, a productive and reliable workforce, compliance with environmental regulations, maintenance and replacement/upgrade of process equipment to manufacture competitive quality products and the requirement to operate the manufacturing facilities at high rates of utilization and efficiency to maintain a competitive cost structure.

        Fibre represents Tembec's major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements grant timber tenure for terms varying from 5 to 25 years and are generally subject to regular renewals every 5 years. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. Tembec cannot predict the extent to which aboriginal land claims or other rights will affect Tembec's existing Crown tenures or Tembec's private timberlands or its ability to harvest timber from these sources in the future, or its ability to renew or secure other sources in the future.

        There can also be no assurance that Tembec's agreements with provincial governments will continue to be renewed or extended by the provincial governments on acceptable terms or that the amount of timber that is allowed to be harvested will not be decreased. Further changes in legislation or regulatory regimes in provinces in which Tembec operates may change fee structures payable in relation to the harvesting of timber, may reduce the availability of fibre and may increase the costs through the imposition of additional and more stringent harvesting, rehabilitation and silvicultural standards. These changes could have a material adverse effect on Tembec's business, financial condition and results of operations.

        The forest products industry is periodically subject to natural events such as forest fires, adverse weather conditions, insect infestation, tree disease, prolonged drought and other natural disasters. The occurrence of any of these events could have a material adverse effect on Tembec's business, financial condition and results of operations.

        Energy is an important component of mill costs, especially for high-yield pulp mills, newsprint and paper mills. The majority of the energy purchased is in the form of electricity. Higher fossil fuel prices, mainly natural gas, impact on Tembec's energy costs. In 2002, the power market in the province of Ontario was deregulated. The impact of deregulation has meant more volatile production costs for Tembec's Ontario operations.

        At many of Tembec's facilities, as well as those of the North American industry as a whole, reductions in employment levels due to technological and process improvements have resulted in a workforce with longer average years of service. This increases the cost of pensions and benefits.

        The maintenance of a productive and efficient labour environment cannot be assured. Approximately 75% of Tembec's workforce is unionized. Collective agreements governing almost one third of Tembec's employees will be under negotiation in the next fiscal year. Tembec may not be able to negotiate acceptable new collective agreements upon expiration of the existing agreements. This could result in a strike or work stoppage by the affected workers. Renewal of agreements could result in higher wages or benefits paid to union members. Therefore, Tembec could experience a disruption of its operations or higher ongoing labour costs, which could have a material adverse effect on its business, financial condition, results of operations and cash flow.

        Tembec's operations are subject to industry specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. Tembec incurs, and expects to continue to incur, significant capital and operating expenditures in order to comply with applicable environmental laws and regulations, a significant part of these expenditures being related to the Temiscaming Complex and the three French pulp mills. Pending charges by the provincial regulator in connection with effluent discharges from the Temiscaming Complex are contested by Tembec and are not expected to materially affect its financial results. Other federal and provincial enforcement actions are possible. No assurance can be given that changes in environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on Tembec's business, financial condition and results of operations. Similarly, no assurance can be given that any capital expenditures necessary for future compliance with such environmental laws and regulations could be financed from Tembec's available cash flow.

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

        Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are run 24 hours a day seven days a week with target uptime in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at "full" rate even when demand is not sufficient to absorb all of the output. This can increase the quantity of products offered in the market and therefore have a negative impact on product prices, further increasing the inherent cyclicality of the industry.

Trade Restrictions/Lumber Export Duties

        Tembec's manufacturing operations are located primarily in Canada. However, a significant portion of Tembec's sales are conducted in international markets. The imposition of duties by any country to which Tembec exports its products could have a material adverse effect on its business, financial condition and cash flow.

Financial Risks/Debt Service

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

        The indentures covering Tembec's Senior Notes contain covenants that may limit management's ability to act in certain circumstances. This may place restrictions on Tembec's ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. A failure to comply with the obligations contained in the indentures governing Tembec's debt instruments could permit acceleration of the related debt and acceleration of debt under other instruments that contain cross acceleration or cross default provisions.

Growth Strategy/Acquisitions

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

Competition

        The lumber, pulp and paper industries are essentially commodity markets in which producers compete primarily on the basis of price. In addition, since the majority of Tembec's lumber, pulp and paper production is directed to export markets, it competes on a worldwide basis against many producers of approximately the same or larger capacity. In export markets, Tembec generally competes with U.S., Latin American, Asian and Scandinavian producers, some of whom have greater financial resources and operate mills which may have lower production costs than the mills operated by Tembec.

ITEM 5 — DIVIDEND POLICY

        The Company has not paid dividends on any of its common shares in the last three years. There is currently no restriction preventing the Company from paying dividends nor any specific dividend policy. The Company is essentially dependent on its operating subsidiaries to obtain the funds required for any dividend payment. The indentures relating to Industries Senior Notes (the "Indentures") prohibit it from declaring or paying any dividends unless, at the time of declaring and paying such dividend: (i) Industries is not in default under the Indentures (ii) after giving pro forma effect to the payment of the dividend, the dividend, together with the aggregate amount of all other Restricted Payments (as defined in the Indentures) made by Industries after the date of the Indentures is less than the sum of (a) 50% of Tembec's cumulative consolidated net income since the date of the Indentures and (b) 100% of the aggregate net proceeds received by Industries after the date of the Indentures from the issue and sale of equity and debt securities that have been converted into equity of Industries.

ITEM 6 — GENERAL DESCRIPTION OF CAPITAL STRUCTURE

6.1   GENERAL DESCRIPTION OF CAPITAL STRUCTURE

        The articles of the Company provide for three classes of shares: the common shares, the Class B shares and the Class C shares.

        The common shares, of which there are an unlimited amount authorized, provide for the right to vote at all meetings of shareholders and to receive dividends pari passu with Class C shares after dividends on Class B shares. They are subordinated to the Class B shares in their participation in the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets.

        The Class B shares, of which there are an unlimited amount authorized, are issuable in series. There are currently two series of the Class B shares authorized, namely Series 2 shares and Series 4 shares, both of which are non-voting and participate in priority to the common shares and Class C shares in the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets.

        The Series 2 Class B shares, of which there are 16,627,500 issued and an unlimited amount authorized, are retractable at the option of the holder starting on June 26, 2011, at their issue price plus declared and unpaid dividends. They may be retracted at any time in the event of a change of control of the Company or if more than half of the assets of the Company are held by third-party interests residing outside of the province of Quebec. They may also be redeemed by the Company at any time at their issue price plus any unpaid dividends. The right to receive dividends is set as a function of the amount of dividends paid on the common shares of the Company.

        The Series 4 Class B shares, of which 9,103,710 are authorized and issued, can be redeemed at any time by the Company by the issuance of shares or payment in cash of an amount equal to their issue price and any declared and unpaid dividends. They are retractable starting after September 30, 2009. These shares carry a non-cumulative monthly dividend of $0.005 per share.

        The Class C shares, of which 250,000 are authorized for issuance only to employees, are non-voting, redeemable and retractable at any time for their issue price plus any increase in the book value per share since the issuance date. They are entitled to dividends and may participate in the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets, subject to the preference rights of Class B shareholders. The Company has not issued any Class C Shares.

6.2   RATINGS

        The following credit rating agencies have assigned the following non-investment grade ratings to the Senior Notes issued by Tembec:

Dominion Bond Rating Service Ltd., a division of the McGraw-Hill Companies Inc. ("DBRS"):	BB (low)	(the fifth highest ranking category granted by DBRS for long-term debt. The subcategory low indicates that the Senior Notes are to be considered at the lower end of the category.)
Moody's Investors Service ("Moodys"):	Ba3	(the fifth highest category granted by Moodys for long term debt with the numerical modifier 3 indicating a ranking in the lower end of that generic rating category.)
Standard & Poor's Rating Services ("S&P"):	BB-	(the fifth highest category granted by S&P for long-term debt. The "minus" attributed by S&P indicates that the Senior Notes are to be considered at the lower end of the category.)

        A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

ITEM 7 — MARKET FOR SECURITIES OF THE COMPANY

        The Company's common shares are listed on the Toronto Stock Exchange under the symbol TBC. The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Company's common shares on the Toronto Stock Exchange for each month of the most recently completed financial year.

Fiscal Year Ended September 25, 2004	High	Low	Close Price	Trading Volumes
October 2003	8.65	7.20	7.57	4,985,957
November 2003	8.05	7.05	7.15	2,770,115
December 2003	9.60	7.16	9.43	6,529,975
January 2004	9.58	8.60	8.65	6,896,986
February 2004	10.00	8.65	9.75	5,559,206
March 2004	11.25	9.35	10.48	12,125,208
April 2004	11.25	10.10	10.68	10,651,448
May 2004	10.88	9.86	10.85	5,300,848
June 2004	11.10	9.91	10.35	9,124,370
July 2004	11.00	10.25	10.85	5,967,064
August 2004	10.80	9.15	9.30	2,881,714
September 2004	9.51	8.06	8.35	8,165,088

        On October 15, 2004, the Company received acceptance from the Toronto Stock Exchange of a notice of intention to extend its normal course issuer bid. The filing of the notice allows the Company to repurchase for cancellation up to 4,293,046 (approximately 5%) of its 85,860,932 Common Shares outstanding as at October 1, 2004. Repurchase of the Common Shares would be carried out through the Toronto Stock Exchange and could be made from time to time, at market prices, during the period starting October 19, 2004, and ending no later than October 18, 2005. During the previous 12 months, the Company made no purchase of common shares.

ITEM 8 — DIRECTORS AND OFFICERS

        The directors of Tembec are elected annually to hold office until the next annual meeting or until a successor is elected or appointed.

8.1   INFORMATION CONCERNING DIRECTORS

        The Board of Directors is composed of thirteen members. The Chairman of the Board and the majority of directors and members of Board committees are unrelated and independent. Mr. Frank A. Dottori (the President and Chief Executive Officer of the Company) and Mr. Luc Rossignol (employee and President, Local 233 of the Communications, Energy and Paperworkers Union of Canada), are the two board members who are considered to be related and inside directors.

        CLAUDE BOIVIN, Quebec (Canada). Mr. Boivin is the former President and Chief Operating Officer of Hydro-Quebec and has been a director of the Company since 1993 and serves as a member of its Corporate Governance and Human Resources committees. Mr. Boivin also serves as a director of CGI Group Inc., Héroux-Devtek Inc., Groupe Laperrière & Verreault Inc. and of Boralex Power Income Fund.

        JAMES E. BRUMM, New York (United States). Mr. Brumm is the Executive Vice-President, General Counsel and director of Mitsubishi International Corporation and has been a director of the Company since April 1999 and serves as a member of its Corporate Governance, Audit and Human Resources committees. Mr. Brumm also served as a director of Mitsubishi Corporation from 1995 - 2002 and is a director of Brunei LNG S.B. He is a member of the Board of Visitors of Columbia University Law School and a board member of Forest Trends, Sanctuary for Families and of the American Bird Conservancy. He is also President of the Mitsubishi International Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden and the Corporate Advisory Council of Earthwatch.

        FRANK A. DOTTORI, O.C., Quebec (Canada). Mr. Dottori, a founder of the Company, is the President and Chief Executive Officer of the Company, has been a director of the Company since 1977 and serves as a member of its Environmental Committee. Mr. Dottori is Chairman of the Pulp and Paper Research Institute of Canada, and co-chair of the Free Trade Lumber Council. He is also a director of Saputo Inc., Bell Nordiq Group Inc. and the Canadian Forest Innovation Council.

        JACQUES J. GIASSON, Quebec (Canada). Mr. Giasson is the Chairman and Chief Executive Officer of Groupe Giasson Ltd. and has been Chairman and a director of the Company since 1991 and serves as a member of its Audit, Environmental and Human Resources committees. He is former Chairman of the board of directors and member of all the committees of Uniboard Canada Inc. He is also former President, C.E.O. and director of St-Lawrence Cement Inc. Mr. Giasson has been a member of the Board of a number of Canadian companies. He is also a life governor of the Foundation of UQAM. Mr. Giasson has announced that he will not seek a new term at the annual shareholders meeting on January 20, 2005.

        PIERRE GOYETTE, Quebec (Canada). Mr. Goyette has been a director of the Company since 1986 and chairs its Audit Committee as well as serving as a member of its Corporate Governance Committee. Mr. Goyette is also a director of Groupe St-Hubert Inc., and is Chairman of the Montreal World Film Festival.

        PETER JANSON, Ontario (Canada). Mr. Janson, former Chief Executive Officer of AMEC Inc. and of ABB Inc. USA, was appointed to the board of directors of the Company in July 2004 and serves as a member of its Corporate Governance and Environmental committees. He also serves as a director of ATS Automation Tooling Systems Inc., Nexia Biotechnologies Inc. and is Vice-Chair of the Royal Ontario Museum.

        GORDON S. LACKENBAUER, Alberta (Canada). Mr. Lackenbauer is Deputy Chairman of BMO Nesbitt Burns and has been a director of the Company since 1973 and chairs its Corporate Governance Committee.

        BERNARD LAMARRE, O.C., O.Q., Quebec (Canada). Mr. Lamarre is the Chairman of Bellechasse Santé Inc. and has been a director of the Company since 1997 and chairs its Environmental Committee. Mr. Lamarre is also Chairman of the Société du Vieux Port de Montreal, of École polytechnique de Montreal and of the Montreal Fine Arts Museum. Mr. Lamarre has announced that he will not seek a new term at the annual shareholders meeting on January 20, 2005.

        MARY THERESA McLEOD, Ontario (Canada). Ms. McLeod has been a director of the Company since January 2003 and serves as a member of its Audit Committee. Ms. McLeod held senior investment banking positions with Scotia McLeod Inc., Merrill Lynch Canada Inc., and Pitfield, MacKay, Ross & Company Ltd. Ms. McLeod is a part-time member of the Ontario Securities Commission and member of its Audit and Adjudicative committees, and is its Lead Independent Director. She is also a director, member of the Audit Committee and of the Corporate Governance Committee of Epcor Utilities Inc. and Wescast Industries Inc.

        The Hon. ROBERT K. RAE, P.C., O.C., Q.C., Ontario (Canada). Mr. Rae is a partner of Goodmans LLP and has been a director of the Company since January 1997, Chairs its Human Resources Committee and serves as a member of its Corporate Governance Committee. Mr. Rae, former Premier of the Province of Ontario, is a board member of Hydro One, Husky Injection Moulding Inc. and Niigon Technologies Ltd. He serves as Chairman of Retrocom Mid-Market Real Estate Investment Trust, the Forum of Federations and the Institute for Research on Public Policy. He is a director of the Canadian Ditchley Foundation, Tennis Canada and the Pierre Elliott Trudeau Foundation and is national spokesperson for the Leukemia Research Fund. He is also a member of the International Council of the Asia Society and of the Internal Trade Disputes Panel.

        LUC ROSSIGNOL, Quebec (Canada). Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union and was elected to the board of directors of the Company in January 2000.

        GUYLAINE SAUCIER, C.M., Quebec (Canada). Ms. Saucier has been a director of the Company since 1993 and serves as a member of its Audit and Human Resources committees. Ms. Saucier is also a director of AXA Insurances Inc., Petro-Canada, Bank of Montreal, Nortel Networks Corporation and Altran Technology. Ms. Saucier is the former Chair of the board of directors of the Canadian Broadcasting Corporation, of the Canadian Institute of Chartered Accountants and of the Joint Committee on Corporate Governance.

        FRANÇOIS TREMBLAY, Quebec (Canada). Mr. Tremblay is a partner of Cain Lamarre Casgrain Wells and has been a director of the Company since 1990 and serves as a member of its Environmental Committee.

8.2   INFORMATION CONCERNING NON-DIRECTOR OFFICERS

Non-director Officers	Office with the Company	Province of Residence and Country
Pierre Brien	Vice-President, Communications and Public Affairs	Quebec, Canada
Michel Dumas	Executive Vice-President, Finance and Chief Financial Officer	Ontario, Canada
Charles Gagnon	Vice-President, Corporate Culture and Social Responsibility	Quebec, Canada
Thomas Gale	Executive Vice-President, President Chemical Group	Quebec, Canada
Claude Imbeau	Vice-President, General Counsel and Secretary	Quebec, Canada
Terrence P. Kavanagh	Executive Vice-President, Chief Operating Officer	Quebec, Canada
James Lopez	Executive Vice-President, President Forest Products	Ontario, Canada
Marcus Moeltner	Vice-President, Corporate Development	Ontario, Canada
Stephen J. Norris	Treasurer	Quebec, Canada
Yves Ouellet	Vice-President, Human Resources	Quebec, Canada
Mahendra Patel	Vice-President, Engineering, Purchasing and Logistics	Ontario, Canada
Jacques Rochon	Vice-President, Information Technology	Quebec, Canada
Jacques Rocray	Vice-President, Environment and Technology	Quebec, Canada
Jean-Louis Tétrault	Vice-President, Administration and Legal Affairs	Quebec, Canada
Richard Tremblay	Corporate Controller	Quebec, Canada
Mel Zangwill	Senior Vice-President, President Paperboard Group	Quebec, Canada

        During the past five years, each of the non-director officers of the Company have been engaged in their present principal occupations or in other executive capacities of the Company or with related or affiliated companies indicated opposite their name, except for Thomas McAndrew Gale who, from October 1998 to December 2000, was Vice-President of Cafa Financial Corp., while concurrently acting as President and Chief Executive officer of A.R.C. Resins International Corp. from October 1998 to present, and Pierre Brien who, from October 1993 to February 2003, was a Member of Parliament for the riding of Temiscamingue.

        As at September 25, 2004, the directors and senior officers of the Company beneficially owned, as a group, or exercised control or direction over, directly or indirectly, approximately 1,631,155 common shares representing less than 2% of the common shares outstanding.

8.3   CORPORATE CEASE TRADE ORDER

        Guylaine Saucier, one of the Company's directors, is also a director of Nortel Networks Corporation ("Nortel"). Following an order by the Ontario Securities Commission ("OSC"), certain directors (including Ms. Saucier), officers and insiders of Nortel are suspended from trading in the securities of Nortel until two full business days following the receipt by the OSC of all filings, including financial statements required to be made by Nortel.

ITEM 9 — AUDIT COMMITTEE

9.1   GENERAL

        The Company has an Audit Committee which currently consists of Messrs. Pierre Goyette (Chairman), James E. Brumm, Jacques J. Giasson, Ms. Guylaine Saucier and Ms. Mary Theresa McLeod. All the members of the Audit Committee are considered "independent" and "financially literate" within the meaning of Multilateral Instrument 52-110 — Audit Committees with Mr. Goyette and Ms. Saucier considered "financial experts" within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

9.2   MANDATE OF THE AUDIT COMMITTEE

        The mandate of the Audit Committee is to assist the board of directors of the Company in fulfilling its oversight responsibilities and as such reviews the financial reporting process, the system of internal control and management of financial risks, the audit process and the Company's process for monitoring compliance with laws and regulations and its own corporate policies. In performing its duties, the committee maintains effective working relationships with the board of directors, management and internal and external auditors. The mandate of the Audit Committee is posted on Tembec's website at www.tembec.com.

9.3   RELEVANT EDUCATION AND EXPERIENCE OF THE AUDIT COMMITTEE MEMBERS

        The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by the Company to prepare its annual and interim financial statements.

Name of Audit Committee Member	Relevant Education and Experience
Pierre Goyette	Mr. Goyette is a Chartered Accountant. He has been Chief Financial Officer of a large pulp and paper company and Chief Executive Officer of a savings bank. He has chaired 15 audit committees (including Tembec).
Jacques J. Giasson
Mr. Giasson is a businessman. Mr. Giasson holds a diploma in Business Administration. He has chaired the audit committees of Sidbec, Ciment St-Laurent Inc., Uniboard Canada Inc., Campbell Soup Company and Olivetti and served as a member of the audit committees of Black & Decker, International Paint and Le Groupe La Laurentienne Inc.
James E. Brumm	Mr. Brumm as Executive Vice-President, General Counsel and director of Mitsubishi International Corporation has acquired financial experience and is familiar with financial statements.
Guylaine Saucier	Mrs. Saucier is a Chartered Accountant. She is the former Chair of the Canadian Institute of Chartered Accountants and a member of the audit committee of several large public companies.
Mary Theresa McLeod
Ms. McLeod is a Chartered Financial Analyst and earned her MBA from the University of Western Ontario. She held senior positions with major investment banks. Ms. McLeod sits on the Audit Committee of the Ontario Securities Commission, of Wescast Industries Inc. and of Epcor Utilities Inc.

9.4   EXTERNAL AUDITOR SERVICE FEES

        The following table shows fees paid to KPMG LLP in Canadian dollars in the past two fiscal years for various services provided to the Company and its subsidiaries:

	Year Ended September 27, 2003	Year Ended September 25, 2004
KPMG
Audit Fees	$1,022,000	$1,076,000
Audit-Related Fees	$419,000	$239,000
Tax Fees	$156,000	$363,000
Other Fees	$105,000	$137,000

Total	$1,702,000	$1,815,000

Audit Fees

        These fees include professional services rendered by the external auditors for statutory audits of the annual financial statements and for other audits.

Audit-Related Fees

        These fees include professional services that reasonably relate to the performance of the audit or review of Tembec's financial statements, including audit of the pension plans.

Tax Fees

        These fees include professional services for tax compliance, tax advice and tax planning.

Other Fees

        The fees include the total fees paid to the auditors for all services other than those presented in the categories of audit fees, audit related fees and tax fees, including the consultation services for the diligent audit for the purposes of acquisition, expatriates fees and certain filings.

9.5   POLICIES AND PROCEDURES FOR THE ENGAGEMENT OF AUDIT AND NON-AUDIT SERVICES

        The Company's Audit Committee has adopted the Pre-approval Policy and Procedures for Services Provided by External Auditors which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved. Under the terms of the policy, services which involve fees of less than $10,000 are pre-approved. The Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee which involve the payment of unbudgeted fees in excess of $10,000.

ITEM 10 — LEGAL PROCEEDINGS

10.1 COUNTERVAILING AND ANTIDUMPING DUTIES

        On April 2, 2001, petitions for the imposition of punitive antidumping and countervailing duties on softwood lumber from Canada were filed with the USDOC and the USITC, by certain U.S. industry and trade groups (the "Petitioners"). On May 22, 2002, USDOC published an antidumping and countervailing duty order in which the rates applicable to Tembec were set at 18.79% and 10.21% respectively on the basis of which it has since deposited estimates of duties payable. The results of an administrative review process with respect to both duties and results for the first year of shipments under the orders were released on December 14, 2004, and did not impact significantly these rates.

        The countervailing and anti-dumping order was imposed on the basis of a perceived threat of injury which the United States government has not been successful in demonstrating in proceedings before a NAFTA panel and the WTO. These findings normally would bring an end to these duties but the United States has decided to launch an extraordinary challenge to the decision rendered by the NAFTA panel, which is expected to be heard in early 2005. The final amount and the effective date of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the outcome of the extraordinary challenge and, depending on its outcome, the administrative reviews.

ITEM 11 — TRANSFER AGENT

        Tembec's transfer agent and registrar is National Bank Trust Inc. The register of transfers of the Common Shares of Tembec maintained by National Bank Trust Inc. is located at its offices in Montreal, Quebec.

ITEM 12 — ADDITIONAL INFORMATION

        Additional information relating to Tembec may be found on SEDAR at www.sedar.com.

        Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors.

        Additional financial information is provided in the Company's financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for its most recently completed financial year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        The Management's Discussion and Analysis (MD&A) section provides a review of the significant developments and issues that influenced Tembec Inc.'s financial performance during the fiscal year ended September 25, 2004 as compared to the fiscal year ended September 27, 2003. The MD&A should be read in conjunction with the audited consolidated financial statements for the fiscal year ended September 25, 2004. All references to quarterly or Company information relate to Tembec Inc.'s fiscal quarters. "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization and other non-operating expenses.

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

Throughout the MD&A, "Tembec" or "Company" means Tembec Inc. and its consolidated subsidiaries and investments. "AV Cell" refers to the Company's 50% participation in AV Cell Inc. which operates a dissolving pulp mill located in Atholville, New Brunswick. "Marathon" refers to its 50% participation in Marathon Pulp Inc., which operates a northern bleached softwood kraft (NBSK) pulp mill in Marathon, Ontario. "Temlam" refers to the Company's 50% participation in Temlam Inc., which operates a laminated veneer lumber (LVL) plant in Ville Marie, Quebec and wood I-beam manufacturing plants in Calgary, Alberta, Bolton, Ontario and Blainville, Quebec. "Temrex" refers to the Company's 50% participation in Produits Forestiers Temrex Limited Partnership, which operates two sawmills in the Gaspé region of Quebec. These investments are accounted for by the proportionate consolidation method.	MICHEL J. DUMAS EXECUTIVE VICE-PRESIDENT, FINANCE & CHIEF FINANCIAL OFFICER

        Tembec's operations consist of five reportable business segments: Forest Products, Pulp, Paper, Paperboard and Chemicals. On September 25, 2004 Tembec had approximately 10,000 employees and operated manufacturing facilities in New Brunswick, Quebec, Ontario, Manitoba, Alberta, British Columbia, the states of Louisiana and Ohio as well as in Southern France. Principal facilities are described in the Company's Annual Information Form (AIF).

        On October 28, 2003, the Company acquired all of the assets of a custom manufacturer of spray-dried powdered resins located in Toledo, Ohio. The financial results have been fully consolidated in the Company's financial statements for the last 11 months of fiscal 2004.

        On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre, Quebec. The financial results have been fully consolidated in the Company's financial statements for the last 11 months of fiscal 2004.

        On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau, Ontario. The financial results have been fully consolidated in the Company's financial statements for the last 9 1/2 months of fiscal 2004.

        On August 4, 2004, the Company exercised its option to purchase the remaining 50% interest in Excel Forest Products, a sawmill located in Opasatika, Ontario. The initial 50% interest had been purchased in March 2001. As the Company had effective control, the financial results have been fully consolidated since March 2001. The recognition of earnings or losses attributable to minority shareholders was reflected in "minority interest". Since August 2004, this is no longer required.

        Details of these transactions are outlined in the "Acquisitions and Investments" section of the MD&A.

Accounting Changes

        Effective September 2002, the Company adopted retroactively with restatement of prior years, the new recommendations of Section 1650 of the Canadian Institute of Chartered Accountants (CICA) with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of the unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period.

        Effective September 2002, the Company adopted the new recommendations of Section 3062 of the CICA with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. During fiscal 2003, the Company completed the first required annual impairment test of goodwill and did find impairment. The carrying value of goodwill was reduced by $10.1 million. The fiscal 2004 impairment test did not find impairment of goodwill.

        Effective September 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The previous rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the current fiscal year. As a result, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at the beginning of the fiscal year. The same amount was also recognized as an asset on the balance sheet.

        Effective September 2003, the Company adopted the new recommendations of Section 3063 of the CICA with respect to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. The work conducted at year-end did not indicate impairment of long-lived assets.

        Effective September 2003, the Company adopted prospectively without restatement the new recommendations of Section 3870 of the CICA with respect to stock-based compensation plans. These recommendations require the use of a fair value-based approach to accounting for stock-based compensation awards granted to employees. The Company has recorded an expense for stock-based compensation plans in fiscal 2004 and has provided the required pro forma disclosures for issuances from September 30, 2001 to September 27, 2003 in note 12 of the audited consolidated financial statements.

        Effective October 2003, the CICA introduced new recommendations under section 1100 for the application of Generally Accepted Accounting Principles (GAAP), which, among other things, provides guidance on alternate sources to consult when an issue is not specifically addressed by Canadian GAAP. Previously, the Company presented sales net of shipping, handling costs and lumber export duties. As a result of applying this new standard, effective September 28, 2003, the Company has removed references to gross and net sales.

        Effective June 2004, the Company adopted the new recommendations of Section 3461 of the CICA with regards to employee future benefits. Section 3461 requires disclosure of additional information concerning defined benefit pension plans and other employee future benefit plans. The disclosure is included in notes 19 and 20 of the audited consolidated financial statements.

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

Critical Accounting Policies and Estimates

Fixed asset depreciation

        The Company records its fixed assets, primarily production buildings and equipment, at cost. Interest costs are capitalized for projects in excess of $1 million that have a duration in excess of one year. Investment tax credits or capital assistance received reduce the cost of the related assets. Fixed assets acquired as a result of a business acquisition are recorded at their estimated fair value. Depreciation of fixed assets is provided over their estimated useful lives, generally on a straight-line basis. Forest access roads are depreciated on the basis of harvested volumes and certain equipment is depreciated using the unit of production method. The estimated useful lives of fixed assets are based on judgement and the best currently available information. Changes in circumstances can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of fixed assets constitute a change in accounting estimate and are dealt with prospectively by amending the rate of depreciation. There were no significant adjustments to depreciation rates in fiscal 2003 and 2004. Details are shown in note 1 of the audited consolidated financial statements.

Impairment of goodwill

        Beginning in fiscal 2003, new accounting standards require that goodwill no longer be amortized to earnings, but be periodically tested for impairment. The Company uses certain operating and financial assumptions to conduct its impairment test, principally those contained in its most recent multi-year operating plan. This ensures that assumptions are supported, where available, by relevant independent information. During fiscal 2003, the Company completed the first required impairment test and did find impairment. The carrying value of goodwill was reduced by $10.1 million. The fiscal 2004 impairment test did not find impairment of goodwill.

Impairment of long-lived assets

        According to recently implemented guidelines, the Company must now review the carrying value of long-lived assets when events or changes in circumstances indicate that the value may have been impaired and is not recoverable through future operations and cash flows. To estimate future cash flows, the Company uses operating and financial assumptions, primarily those contained in its most recent multi-year operating plan. This ensures that the assumptions are supported, where available, by relevant independent information. The work conducted at year-end did not indicate impairment of long-lived assets.

Employee future benefits

        Tembec contributes to several defined benefit pension plans, primarily related to employees covered by collective bargaining agreements. The Company also provides post-retirement benefits to certain retirees, primarily health-care related. For post-retirement benefits, funding of disbursements is done on a "pay as you go" basis. The Company uses independent actuarial firms to quantify the amount of pension and post-retirement obligations. The Company, based on its own experience and recommendations from its actuarial firms, evaluates the underlying assumptions on an annual basis. Changes in estimates or assumptions can have a substantial impact on the amount of pension and post-retirement benefit expense, the carrying values on the balance sheet, and, in the case of defined benefit plans, the amount of plan surplus or deficit. At June 30, 2004, ("the measurement date"), the fair value of defined benefit plan assets was $577.9 million, an amount equal to 81% of the estimated accrued benefit obligation of $716.7 million.

        The plan deficit was $138.8 million, a significant reduction from the deficit of $236.0 million at the prior measurement date, June 30, 2003. The deficit reduction of $97.2 million that occurred over the 12 month period was caused primarily by three items. Plan assets generated actual returns that exceeded the interest cost on the accrued benefit obligation by $26.1 million. A further gain of $24.6 million was due to employer contributions totalling $42.2 million while the current service cost of benefit accruals stood at $17.6 million. Employer contributions included $3.4 million of voluntary contributions relating to the defined benefit plans of US operations.

        Finally an actuarial gain of $46.6 million reduced the accrued benefit obligation at the measurement date. This last item was caused primarily by an increase from 5.93% to 6.38% of the weighted average discount rate applied to the accrued benefit obligation. The discount rate is tied to the rates applicable to high-quality corporate bonds (AA or higher) in effect as at the measurement date. Pension expense in fiscal 2004 was $34.8 million, as compared to $18.8 million in the prior year. Based on current assumptions, employer contributions and pension expense in fiscal 2005 are expected to be approximately $36.1 million and $23.1 million respectively. A description of the Company's defined benefit pension plans and assumptions used in the calculations are presented in note 19 of the audited consolidated financial statements.

        With regard to other employee future benefit plans, the accrued benefit obligation at the measurement date was $64.1 million, a decrease from $68.2 million in the prior year. The decline was also due to an increase in the discount rate, from 5.90% to 6.30%. Benefits paid by the Company were $2.6 million as compared to $2.4 million in the prior year. The expense recognized for other employee benefit plans was $7.4 million, up from $5.4 million in the prior year. Based on current assumptions, the amount of benefits to be paid and the amount of expense to be recognized in fiscal 2005 are expected to be approximately $3.0 million and $6.0 million respectively. A description of the Company's other employee future benefit plans and assumptions used in the calculations are presented in note 20 of the audited consolidated financial statements.

Future income taxes

        Future income tax is provided for using the asset and liability method and recognizes temporary differences between the tax values and the financial statement values of balance sheet items as well as certain carry-forward items. The Company only recognizes a future income tax asset to the extent that, in its opinion, it is more likely than not that the future income tax asset will be realized. This opinion is based on estimates and assumptions as to the future financial performance of the various taxable legal entities in the various tax jurisdictions. The Company periodically reviews the carrying value of its future income tax assets. Additional details are provided in note 18 of the audited consolidated financial statements.

Use of Non-GAAP Financial Measures

        EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable business segments and individual business units. The Company believes it is a useful indicator of the profitability of its business segments and individual business units. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures used by other companies. A reconciliation of cash flow from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized in note 14 of the audited consolidated financial statements.

O V E R V I E W

	Financial Summary
	2000	2001	2002	2003	2004
	$ millions, unless otherwise noted
Sales	2,598.1	2,990.8	3,391.0	3,346.1	3,664.8
Freight and sales deductions	277.3	322.6	396.7	392.0	422.2
Lumber duties	—	10.8	17.5	81.2	111.4
Cost of sales	1,651.8	2,047.6	2,534.6	2,635.9	2,783.9
SG&A	114.0	136.3	166.7	162.2	178.6

EBITDA	555.0	473.5	275.5	74.8	168.7

Depreciation & amortization	145.7	202.9	227.5	230.2	234.3
Interest, foreign exchange & other	84.5	157.0	210.2	118.0	(99.0)
Loss (gain) on translation of foreign debt	19.7	69.2	(3.7)	(263.9)	(93.5)
Unusual items	(1.5)	—	23.8	18.4	46.6

Pre-tax earnings (loss)	306.6	44.4	(182.3)	(27.9)	80.3
Income taxes (recovery)	108.4	16.4	(66.5)	(37.6)	42.5
Minority interests	0.1	(0.5)	0.4	(1.7)	0.4

Net earnings (loss)	198.1	28.5	(116.2)	11.4	37.4

Net earnings (loss) per share	2.46	0.35	(1.35)	0.13	0.44

Diluted earnings (loss) per share	2.29	0.34	(1.35)	0.13	0.44

Total assets (at end of year)	3,088.7	4,058.2	3,991.3	3,818.8	3,920.8

Total long-term debt(1) (at end of year)	1,107.7	1,881.8	1,927.0	1,727.6	1,617.4

(1)
Includes current portion.

        The increase in sales of $318.7 million is due primarily to higher shipments and selling prices in the Forest Products business.

        The $93.9 million increase in EBITDA was driven by the improved profitability of the Forest Products segment with lower margins in the Pulp and Paper segments providing a partial offset.

        Interest, foreign exchange and other items improved by $217.0 million, primarily as a result of currency derivative gains, which more than offset the interest on debt of $137.1 million incurred in fiscal 2004.

        The Company continued to benefit from the positive impact of restating its US $ denominated debt. In fiscal 2004, the Canadian $ strengthened by 6% and it recorded a gain of $93.5 million. In the prior year, the Canadian $ strengthened by 17%, generating a gain of $263.9 million.

        In fiscal 2003, the Company incurred non-recurring unusual charges of $18.4 million relating to the impairment of goodwill, the permanent closure of a sawmill and fixed assets removed from service. In fiscal 2004, the Company incurred a charge of $46.6 million relating to the write-downs of a paper mill investment and of an idled newsprint machine.

        For the year ended September 25, 2004, the Company generated net earnings of $37.4 million or $0.44 per share compared to a net earnings of $11.4 million or $0.13 per share in fiscal 2003.

	Sales
	2003	2004	Total Variance	Price Variance	Volume & Mix Variance
	$ millions
Forest Products	909.0	1,209.6	300.6	174.2	126.4
Pulp	1,290.6	1,334.3	43.7	24.5	19.2
Paper	824.9	788.4	(36.5)	(33.7)	(2.8)
Paperboard	185.4	165.1	(20.3)	(8.5)	(11.8)
Chemicals & other	136.2	167.4	31.2	—	31.2

	3,346.1	3,664.8	318.7	156.5	162.2

        Sales reached a record $3,664.8 million in fiscal 2004, a 10% increase over the prior year. Higher selling prices and shipments in Forest Products generated $300.6 million of the increase. To a lesser extent, the Pulp Group increased sales by $43.7 million. Faced with continued difficult market conditions, the Paper and Paperboard sales declined by a combined $56.8 million. In terms of geographical distribution the US remained the Company's principal market with 48% of sales in fiscal 2004, the same percentage as in the prior year. Canadian sales represented 20% of sales, compared to 19% in the prior year. Sales outside of the US and Canada represented the remaining 32% in fiscal 2004, down from 33% in the prior year.

        Forest Products segment sales increased by 33% because of higher prices and shipments of SPF lumber and higher prices for OSB. The Pulp segment saw its sales increase by 3%. Higher selling prices for softwood paper pulps and higher volumes of hardwood high-yield and specialty pulps offset lower shipments of softwood paper pulps. Sales for the Paper segment decreased by 4%. Lower prices for coated and specialty papers accounted for the majority of the decline.

	EBITDA
	2000	2001	2002	2003	2004
	$ millions
Forest Products	89.6	46.2	70.8	(37.5)	129.7
Pulp	329.9	209.8	96.4	72.7	61.6
Paper	117.2	198.6	72.1	20.9	(36.7)
Paperboard	10.4	8.1	21.5	10.5	6.9
Chemicals & other	7.9	10.8	14.7	8.2	7.2

	555.0	473.5	275.5	74.8	168.7

        The $93.9 million increase in EBITDA was caused by the improved profitability of the Forest Products segment, partially offset by difficult market fundamentals and the negative EBITDA of the Paper business. Total EBITDA was $168.7 million, which represented a margin of 4.6% of sales, lower than the five-year average of 9.7%. EBITDA in two of the Company's three largest business segments dropped to five-year lows in 2004. Forest Products EBITDA increased by $167.2 million as a result of higher selling prices for SPF lumber and OSB. The Paper segment EBITDA declined by $57.6 million due primarily to negative impact on selling prices of the appreciation of the Canadian $ versus the US $.

        A more detailed review of items having impacted sales and EBITDA of each business segment is outlined in a subsequent section of the MD&A. The following sections review the impact of non-EBITDA items on the financial performance of the Company.

	Depreciation and Amortization
	2003	2004
	$ millions
Fixed asset depreciation	222.0	226.2
Deferred development costs and other	8.2	8.1

	230.2	234.3

        The increase in fixed asset depreciation is due to the acquisition of 3 sawmills during fiscal 2004.

	Interest, Foreign Exchange and Other
	2003	2004
	$ millions
Interest on indebtedness	148.6	137.1
Investment income	—	(22.7)
Amortization of deferred gain on foreign exchange contracts	—	(149.3)
Derivative financial instruments gain	(63.3)	(84.6)
Other foreign exchange items	26.3	16.6
Loss on consolidation of foreign integrated subsidiaries	6.4	2.0
Other items	—	1.9

	118.0	(99.0)

        Interest, foreign exchange and other items improved by $217.0 million over fiscal 2003. Interest on indebtedness declined by $11.5 million as a result of the stronger Canadian $. Approximately 95% of the Company's term debt is US $ denominated.

        The Company realized a gain of $22.7 million on the sale of shares of a Canadian publicly-traded forest products company, Slocan Forest Products. The shares were acquired in 2002 and subsequently appreciated significantly in value in December 2003, the result of Slocan's acquisition by Canfor Corporation.

        Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the current fiscal year. As a result, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at the beginning of the fiscal year. The same amount was also recognized as an asset on the balance sheet.

        The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the fiscal 2004:

	Opening Balance	Amortization	Ending Balance
	$ millions
Foreign exchange contracts sold prior to fiscal 2004	82.2	(56.4)	25.8
Foreign exchange contracts outstanding at the beginning of fiscal 2004	223.4	(92.9)	130.5

	305.6	(149.3)	156.3

        As noted previously, the Company began applying EIC-128 of the CICA and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004. As a consequence, there is no comparable table for fiscal 2003.

        The remaining deferred gain will be amortized in quarterly amounts as per the following:

Quarter Ending	$ millions
December 2004	42.6
March 2005	33.7
June 2005	19.9
September 2005	21.7
December 2005	20.5
March 2006	17.9

156.3

        Since the beginning of fiscal 2004, the Company has shown the mark to market value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity-related instruments such as lumber futures and hedges for purchased waste fibre and energy.

        During fiscal 2004, the Company recorded a gain of $86.5 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.739 to US $0.784. In the prior year, under the previous accounting rules, the Company generated proceeds of $147.0 million, of which $64.8 million related to fiscal 2003 maturities and the balance for pre-sold contracts to be amortized into income in future periods. This compares to proceeds of $205.0 million received during fiscal 2004.

        The following tables summarize the change in the market value of derivative financial instruments during fiscal 2004:

	Opening Balance	Gain (Loss)	Disbursements (Proceeds)	Ending Balance
	$ millions
Mark to market of outstanding foreign exchange contracts	223.4	86.5	(205.0)	104.9
Commodity-related derivative financial instruments	—	(1.9)	11.3	9.4

	223.4	84.6	(193.7)	114.3

        As noted previously, the Company began applying EIC-128 of the CICA and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004. As a consequence, there is no comparable table for the fiscal 2003.

        Based on the fair market value of foreign exchange contracts at the end of the most recent fiscal year and their scheduled maturity dates, the following table summarizes anticipated proceeds by quarter:

Quarter Ending	$ millions
December 2004	20.6
March 2005	19.2
June 2005	16.8
September 2005	17.9
December 2005	14.9
March 2006	15.2
Thereafter	0.3

104.9

        At the September 25, 2004, the Company held lumber futures equal to approximately 7% of its annual SPF lumber capacity. The fair value of these instruments was $5.8 million. The Company had natural gas hedges covering approximately 25% of its anticipated requirements for the next 2 years.

        The fair value of these instruments was $3.2 million. Finally, the Company held hedges relating to purchased old newspapers (ONP) representing approximately 21% of its annual recycled fibre purchases. The fair value of these instruments was $0.4 million.

Gain on Translation of Foreign Debt

        During fiscal 2004, the Company recorded a gain of $93.5 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.739 to US $0.784. In the prior fiscal year, the Canadian $ had increased from US $0.634 to US $0.739 and the Company had recorded a gain of $263.9 million. The after-tax impact of the gain on translation of foreign-denominated debt was $78.4 million or $0.91 per share as compared to the prior year after-tax gain of $221.0 million or $2.56 per share.

Unusual Items

        During fiscal 2004, the Company recorded a non-cash charge of $36.8 million relating to the write-down of its investment in the Gaspesia Papers Limited Partnership. The charge is the result of a decision to halt work on the modernization project and seek creditor protection. The charge includes the write-down of the original investment of $35.0 million and a provision of $1.8 million for the non-recovery of expenses incurred as part of service agreements with Gaspesia Papers Limited Partnership. As the majority of the unusual charge is a capital loss, the after-tax impact was $36.2 million or $0.42 per share.

        During fiscal 2004, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario paper mill. The machine has been idle since February 2004 and based on the relatively difficult market conditions it was deemed unlikely that the newsprint machine would be restarted. The charge includes the complete write-down of the machine's net book value and related spare parts. The after-tax impact of the unusual charge was $6.6 million or $0.08 per share.

        During fiscal 2003, the Company absorbed a non-cash charge of $5.7 million relating to the permanent closure of a pine sawmill located in Woodsville, Maine. It also absorbed a non-cash charge of $2.6 million relating to the write-down of fixed assets removed from service at the paperboard mill located in Temiscaming, Quebec. Finally, the Company performed the annual impairment test of goodwill and found that impairment did exist in relation to a remanufactured lumber facility acquired in 2000. As a result, the Company absorbed a goodwill impairment charge of $10.1 million. The three aforementioned unusual items totaled $18.4 million. Their after-tax impact was $17.5 million or $0.21 per share. The most recent annual impairment test of goodwill did not find any impairment.

Income Taxes

        In fiscal 2003, the Company recorded an income tax recovery of $37.6 million on a pre-tax loss of $27.9 million. The income tax recovery was $27.9 million higher than the projected recovery of $9.7 million based on the Company's combined Canadian federal and provincial income tax rate of 34.8%. Favorable items increased the recovery by $57.8 million. These included $42.7 million relating to the non-taxable portion of the exchange gain on US $ denominated debt, which currently receives capital gains treatment in Canada and is taxed at 50% of regular business income. Lower corporate income tax rates in the Company's non-canadian operations increased the recovery by $13.8 million. Finally, the Company benefited by $1.3 million from the manufacturing and processing deductions on its Canadian operations. This tax benefit is currently being phased out by Canadian tax authorities and will no longer exist in 2005. The above favorable items were partially offset by several items which decreased the income tax recovery by $29.9 million. The non-recognition of period losses in certain operations decreased the recovery by $11.1 million. The non-deductible loss on consolidation of foreign subsidiaries decreased the recovery by $9.1 million. Finally, non-deductible expenses and the Canadian large corporations tax decreased the recovery by $4.8 million and $4.9 million respectively.

        In fiscal 2004, the Company recorded an income tax provision of $42.5 million on pre-tax earnings of $80.3 million. The income tax provision was $14.8 million higher than the projected provision of $27.7 million based on the Company's combined Canadian federal and provincial income tax rate of 34.5%. Favorable items reduced this provision by $31.2 million. These included $16.1 million relating to the non-taxable portion of the exchange gain on US $ denominated debt, which currently receives capital gains treatment in Canada and is taxed at 50% of regular business income. Lower corporate income tax rates in the Company's non-canadian operations decreased the provision by $14.2 million. Finally, the Company benefited by $0.9 million from the manufacturing and processing deduction on its Canadian operations. This tax benefit is currently being phased out by Canadian tax authorities and will no longer exist in 2005. The above favorable items were more than offset by several items which increased the income tax provision by $46.0 million. The non-recognition of period losses in certain operations increased the provision by $ 28.9 million. The provision was increased by $6.0 million to reflect higher income tax rates in the province of Ontario. The Canadian large corporations tax added a further $5.5 million. Finally, the non-deductible loss on consolidation of foreign subsidiaries and non-deductible expenses increased the provision by $ 3.2 million and $2.4 million respectively.

        Details regarding the Company's tax position are outlined in note 18 of the audited consolidated financial statements.

Net Earnings

        The Company generated net earnings of $37.4 million or $0.44 per share compared to net earnings of $11.4 million or $0.13 per share in prior fiscal year. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian Generally Accepted Accounting Principles (GAAP).

	2003		2004
	$ millions	$ per share	$ millions	$ per share
Net earnings as reported — in accordance with GAAP	11.4	0.13	37.4	0.44
Specific items (after-tax):
Gain on translation of foreign debt	(221.0)	(2.56)	(78.4)	(0.91)
Derivative financial instruments gain	(42.7)	(0.50)	(57.1)	(0.67)
Amortization of deferred gain on foreign exchange contracts	—	—	(100.8)	(1.17)
Unusual items:
Sawmill closure	5.7	0.07	—	—
Asset removed from service	1.7	0.02	—	—
Impairment of goodwill	10.1	0.12	—	—
Write-down of Gaspesia investment	—	—	36.2	0.42
Write-down of paper machine	—	—	6.6	0.08

Net loss excluding specific items — not in accordance with GAAP	(234.8)	(2.72)	(156.1)	(1.81)

FOREST PRODUCTS

	Forest Products
	2000	2001	2002	2003	2004
	$ millions
Total sales	918.3	951.1	1,139.3	1,082.5	1,422.8
Consolidated sales	797.8	795.3	966.5	909.0	1,209.6
Lumber duties	—	10.8	17.5	81.2	111.4
EBITDA	89.6	46.2	70.8	(37.5)	129.7
EBITDA margin on consolidated sales	11.2%	5.8%	7.3%	(4.1)%	10.7%

Identifiable assets (excluding cash)	656.2	735.3	752.4	717.2	846.4

        The Forest Products segment is divided into two main areas of activity: Forest resource management and manufacturing operations.

        The Forest Resource Management group is responsible for managing all of the Company's Canadian forestry operations. This includes the harvesting of timber, either directly or by contractual agreements, and all silviculture and regeneration work required to ensure a sustainable supply for all of the manufacturing units. The group is also responsible for third party timber purchases, which are required to supplement total requirements. The group's main objective is the optimization of the flow of timber into various manufacturing units. As the Company's forest activity in Canada is conducted primarily on Crown Lands, the Forest Resource Management group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations and that stumpage charged by the provinces is reasonable and reflects the fair value of the timber being harvested. During fiscal 2004, the Company's operations harvested and delivered 7.6 million cubic meters of timber versus 5.8 million cubic meters in 2003. Additional supply of approximately 1.6 million cubic meters was secured mainly through purchases and exchanges with third parties, unchanged from the prior year.

        The Forest Products group includes operations located in Quebec, Ontario, Alberta, British Columbia and France. The group focuses on three main product areas: SPF Lumber and Panels, Specialty Wood and Engineered Wood. The SPF Lumber and Panels operations can produce approximately 1.8 billion board feet of lumber and 1.7 million square feet (1/16" basis) of OSB per year. The Specialty Wood operations annually produce 183 million board feet of pine lumber, hardwood lumber and hardwood flooring. The Engineered Wood operations produce laminated veneer lumber (LVL), finger joint lumber, wood I-Beams, rim joists, metal plates and webs. The normal annual capacities of the Forest Product's manufacturing sites are outlined in the Company's Annual Information Form.

        The segment is dominated by SPF lumber, which represented 67% of building material sales in fiscal 2004, up from 60% in the prior year. The average selling price of SPF lumber was $75 per mfbm (thousand foot board measure) higher than in the prior year. Average OSB selling prices increased by $29 per msf (thousand square feet), 63% higher than in the prior year. The higher prices were the result of higher US $ reference prices partially offset by a Canadian $ that averaged 10% higher versus the US $. Specialty and Engineered Wood prices and revenues were also negatively impacted by the stronger Canadian $. Overall, Specialty Wood represented 16% of building material sales in fiscal 2004, down from 24% in fiscal 2003. Engineered Wood sales in the year decreased from 8% to 7% of building material sales.

        In addition to the above, the Forest Products group produced and shipped approximately 2.1 million tonnes of wood chips in fiscal 2004, 86% of which were directed to the Company's pulp and paper operations. In 2003, the group produced 2.0 million tonnes and shipped 84% of this volume to the pulp and paper mills. The internal transfer price of woodchips is based on current and expected market transaction prices.

        Total sales for this segment reached $1,422.8 million, an increase of $340.3 million over the prior year. SPF lumber was the cause of the sales increase as higher prices and a 19% increase in shipments increased sales by $213.2 million. Higher OSB sales, primarily driven by increased selling prices, added a further $43.7 million. The balance of the increase was due to higher wood chip and by-product revenues. Overall, the Forest Products segment generated 33% of Company consolidated sales, up from 27% in the prior year. As was the case in 2003, virtually all sales occurred in North America.

	Sales		Shipments		Selling Prices
	2003	2004	2003	2004	2003	2004
	($ millions)		(000 units)		($ / unit)
SPF Lumber & Panels
SPF Lumber (mfbm)(1)(2)	489.8	703.0	1,185.8	1,443.6	413	487
OSB (msf — 1/16")	65.9	109.6	1,425.2	1,452.5	46	75
Remanufactured Lumber (mfbm)	23.1	17.4	63.0	37.7	367	462

	578.8	830.0

Specialty Wood
Pine and Hardwood (mfbm)	99.5	90.8	123.4	108.5	806	837
Hardwood Flooring (mfbm)	73.1	80.6	16.7	17.8	4,377	4,528

	172.6	171.4

Engineered Wood
LVL (cubic feet)	14.4	15.6	636.6	658.8	23	24
Eng. Finger Joint Lumber (mfbm)	10.2	9.1	16.8	15.2	607	599
Wood I-Beams and Rim Joists (linear ft)	30.4	39.9	21,078	27,239	1.44	1.46
Metal Plates & Webs (000 lbs)	7.6	10.0	10,164	9,795	0.75	1.02

	62.6	74.6

Total Building Materials	814.0	1,076.0

Wood chip & other sales	268.5	346.8

Total Sales	1,082.5	1,422.8

Internal wood chip & other sales	(173.5)	(213.2)

Consolidated Sales	909.0	1,209.6

(1)
Includes La Sarre and Senneterre for the last 11 months of fiscal 2004.

(2)
Includes Chapleau for the last 9 1/2 months of fiscal 2004.

Markets

        The benchmark random length Western SPF lumber net price averaged US $376 per mfbm in 2004, an increase from US $251 per mfbm in 2003. In the East, the random length Eastern SPF average lumber price (delivered Great Lakes) increased from US $321 per mfbm to US $449 per mfbm in 2004. The Company considers these to be relatively high levels, approximately US $60 to US $70 above normal trendline prices for random lumber. As is normally the case during strong markets, the reference price for stud lumber did not increase as much, with the Eastern average lumber price (delivered Great Lakes) up from US $321 per mfbm to US $395 per mfbm, a level approximately US $40 to US $50 per mfbm above trendline prices. This improved pricing correlated with a favourable interest rate environment and strong lumber demand as evidenced by US annual housing starts in excess of 1.9 million units.

        It has now been approximately 3 1/2 years since the five-year Canada/US Softwood Lumber Agreement (SLA) expired on April 1, 2001. On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber to the US were filed with the US Department of Commerce (USDOC) and the US International Trade Commission (USITC) by certain US industry and trade groups. In August 2001, the USDOC made a preliminary countervailing duty determination, imposing a bonding rate of 19.31% on Canadian softwood lumber shipped to the US after August 16, 2001.

        The preliminary countervailing duty continued in fiscal 2002 as the Company accrued $11.0 million on lumber shipments to the US from September 30 to December 15, 2001. Preliminary countervailing duty effectively expired on the latter date. In addition, on October 31, 2001, the USDOC made a preliminary antidumping determination imposing a bonding requirement at the rate of 10.76% on the Company's shipments of Canadian softwood lumber to the US.

        The aforementioned average rate was assigned specifically to the Company based on the USDOC review of our actual historical shipments to the US. During the first half of fiscal 2002, the Company accrued a total of $9.7 million relating to shipments to the US between November 6, 2001 and March 30, 2002.

        On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the US lumber industry, effectively removing the requirement to remit the $21.8 million of accrued preliminary countervailing duty and the $9.7 million of accrued preliminary antidumping duty. The finding of threat of injury by USITC resulted in the USDOC issuing an order to collect cash deposits of estimated countervailing and antidumping duties on a going forward basis. Effective May 22, 2002, the Company's softwood lumber exports to the US have been subject to a countervailing duty cash deposit rate of 18.79% and an antidumping cash deposit rate of 10.21%. During fiscal 2003, the Company incurred a charge of $49.7 million relating to countervailing duty and a charge of $31.5 million for antidumping duty for lumber shipped to the US. During fiscal 2004, the Company incurred a charge of $68.3 million relating to countervailing duty and a charge of $43.1 million for antidumping duty. The Company continues to remit cash deposits to cover the applicable estimated duties.

        Overall, the net impact of duties in fiscal 2004 was a charge of $111.4 million, up from $81.2 million in the prior year. Higher prices and increased shipments of lumber to the US generated the increase. To the end of September 2004, the Company had expensed a total of $220.9 million in duties since May 22, 2002. The following table summarizes duty expensed and remitted over that period. Additional details are

	Duties Expensed C$	Duties remitted C$	Duties remitted US$
	$ millions
Fiscal 2002	28.3	25.2	15.7
Fiscal 2003	81.2	73.8	50.8
Fiscal 2004	111.4	106.3	80.9

	220.9	205.3	147.4

Operations

        The volume of SPF lumber sold increased by 19% or 232.5 million board feet compared to 2003. The acquisition of three eastern Canadian sawmills added 280.8 million board feet. Sales in our other eastern

Canadian sawmills declined by 56.4 mfbm as the Company continued to proactively manage its product mix and cost structure to minimize the impact of lumber export duties. The segment benefited from lower SPF lumber manufacturing costs which decreased by $30 per mfbm compared to the prior year.

        Overall, EBITDA increased by $167.2 million. Sales margins averaged 10.7%, a level not seen since fiscal 2000. The higher SPF prices and shipments combined with the higher OSB prices noted previously were the primary cause. The Forest Products segment generated 77% of consolidated EBITDA in fiscal 2004, whereas it had reduced total Company EBITDA in fiscal 2003.

PULP

	Pulp
	2000	2001	2002	2003	2004
	$ millions
Total sales	1,157.1	1,276.3	1,301.7	1,380.4	1,417.6
Consolidated sales	1,073.8	1,202.9	1,228.2	1,290.6	1,334.3
EBITDA	329.9	209.8	96.4	72.7	61.6
EBITDA margin on consolidated sales	30.7%	17.4%	7.8%	5.6%	4.6%

Identifiable assets (excluding cash)	1,328.7	1,599.8	1,600.7	1,490.1	1,521.8

        The Pulp group consists of eleven market pulp manufacturing facilities operating at ten sites. The facilities are divided into two main types. Paper pulp mills produce softwood kraft, hardwood kraft and high-yield pulps. Specialty pulp mills produce specialty cellulose, fluff and dissolving pulps. Nine of the pulp mills are wholly owned and the Company has a 50% joint venture position in the Marathon, Ontario softwood kraft pulp mill and in the Atholville, New Brunswick dissolving pulp mill. All of the Company's financial and statistical data include only its 50% proportionate share of these two mills. The Company does however have responsibility for marketing the entire output of the two joint ventures. The Company's partner in the AV Cell joint venture is the Aditya Birla Group of India, which effectively purchases the entire output of the mill at market prices. In October 2002, the Company acquired the assets of the idled Chetwynd high-yield pulp mill. The mill, located in northern British Columbia, had not operated since April 2001. Commercial production at the mill resumed in February 2003 and the startup period lasted approximately 5 months. The paper pulp mills can produce approximately 1,860,000 tonnes per year after adjusting for proportionate joint ventures. The specialty pulp mills can produce approximately 380,000 tonnes per year. The annual capacities of the pulp manufacturing sites are outlined in the Company's Annual Information Form.

        Total sales for the Pulp group reached a record high of $1,417.6 million, an increase of $37.2 million over the prior year. The Group benefited from higher softwood paper pulp selling prices and set a new record for shipments. The Company sold an additional 28,500 tonnes of pulp in fiscal 2004, up 1% from the prior year. After eliminating internal sales, the Pulp group generated 36% of consolidated sales, a decrease from 39% in the prior year.

Markets

        The Pulp segment is more "global" than the other business groups within Tembec. In 2004, 80% of consolidated sales were generated outside of Canada and the US, compared to 76% in 2003. The Company markets its pulp on a world-wide basis, primarily through its own sales force. The Pulp Group maintains sales or representative offices in Toronto, Canada, Signy/Nyon, Switzerland, San Sebastian, Spain, Beijing, China. The Company's sales force also markets pulp produced by third parties. In fiscal 2004, agency pulp sales totalled 12,100 tonnes compared to 4,500 tonnes in 2003.

        Year over year, average selling prices of external pulp shipments increased by $13 per tonne with higher softwood pulp prices offsetting lower hardwood pulp realizations. In fiscal 2003, the benchmark NBSK pulp price (delivered US) increased from US $505 per tonne to US $550 per tonne, and averaged US $532 per tonne. In fiscal 2004, price increases for NBSK continued ending the year at US $650 per tonne. The average selling price for the year was US $626 per tonne, an increase of US $93 per tonne over the prior year. The improved US$ pricing also benefited hardwood pulps, but to a lesser extent.

        During fiscal 2004, the benchmark hardwood high-yield price (delivered Northern Europe) averaged US $484 per tonne, an increase of US $25 per tonne over the US $459 per tonne experienced in fiscal 2003. In last year's MD&A, we had expressed a view that prices would increase in 2004. Although our view on prices turned out to be relatively accurate, we had not anticipated the impact of the declining US $, as the Canadian $ averaged 10% higher and mitigated much of the positive impact of the higher softwood pulp prices and effectively decreased hardwood pulp prices. The only positive in the area of currency, is that the Euro also strengthened considerably versus the US $ during 2004, reducing the effective cost of pulp for European purchasers of market pulp.

        Although, the Company did attain record shipments in fiscal 2004, the recent market weakness experienced in the months of August and September 2004 increased inventories by 49,000 tonnes. The Company views this increase as temporary and expects to reduce its inventories in fiscal 2005.

	Sales		Shipments		Selling Prices
	2003	2004	2003	2004	2003	2004
	($ millions)		(000 tonnes)		($/tonne)
Paper pulps
Softwood kraft	533.8	508.6	789.1	702.2	676	724
Hardwood kraft	184.1	184.0	282.0	292.0	653	630
Hardwood high-yield(1)	344.8	391.0	568.2	658.0	607	594
Specialty pulps	292.0	309.9	329.2	344.8	887	899

Total pulp sales	1,354.7	1,393.5	1,968.5	1,997.0

Other sales	25.7	24.1

Total sales	1,380.4	1,417.6

Internal sales	(89.8)	(83.3)	(110.3)	(100.7)

Consolidated sales	1,290.6	1,334.3	1,858.2	1,896.3

(1)
Includes Chetwynd for the last six months of fiscal 2003 and all of fiscal 2004.

Operations

        Total shipments in fiscal 2004 increased by 28,500 tonnes over the prior year, establishing a new record. The increase was primarily due to the restart of the Chetwynd, B.C. high-yield pulp mill in February 2003. During fiscal 2003, the mill produced 75,000 tonnes and shipped 62,100 tonnes. In fiscal 2004, the mill produced 181,900 tonnes and shipped 175,300 tonnes. During 2004, the Pulp group took 73,900 tonnes of total downtime, including 23,100 tonnes lost due to the flooding of the Tarascon pulp mill located next to the Rhone River in southern France. This compares to 75,400 tonnes of downtime taken a year ago, which included 11,400 tonnes taken at two eastern Canadian NBSK mills in response to wood chip supply constraints.

        Despite relatively "full" operations, the average delivered cash costs increased by $31.9 million or $16 per tonne shipped. Higher fibre costs accounted for the majority of the increase.

        As noted previously, the Company remains mindful of allowing its inventories to increase beyond normal levels. Total consolidated pulp inventories at September 25, 2004, represented approximately 40 days of production. This was higher than in 2003 when we ended the year with 24 days of production in inventory. The Company considers 40 days to be a maximum level.

        Total 2004 shipments of 1,997,000 tonnes include 55,700 tonnes of high-yield and 32,500 tonnes of softwood kraft consumed by the Company's paperboard operations as compared to 56,400 tonnes and 39,500 tonnes respectively in the prior year. As well, 12,400 tonnes of pulp were consumed internally by various other pulp and paper operations, as compared to 14,400 tonnes in 2003. In all, internal pulp consumption represented approximately 5% of total shipments, a decrease from 6% in the prior year.

        The eight North American pulp mills purchased approximately 2.6 million bone dry tonnes of woodchips in fiscal 2004, up from 2.2 million tonnes in the prior year. Of this amount, approximately 48% were supplied by the Forest Products Group. This represents a small increase over the prior year when 44% were supplied internally.

        The remaining requirements were purchased from third parties under contracts and agreements of various duration. The three pulp mills located in Southern France purchased 1.4 million bone dry tonnes of woodchips in fiscal 2004, the same amount as in 2003. The fibre is sourced from many private landowners.

        Overall, improved pricing was not able to offset increased manufacturing costs and margins dropped from 5.6% to 4.6%. The Pulp Group EBITDA represented 37% of total Company EBITDA in 2004. This contrasts sharply with 2003 when, as a result of the negative EBITDA of the Forest Products Group, the Pulp Group EBITDA represented 97% of total Company EBITDA.

PAPER

	Paper
	2000	2001	2002	2003	2004
	$ millions
Consolidated sales	482.4	701.5	876.1	824.9	788.4
EBITDA	117.2	198.6	72.1	20.9	(36.7)
EBITDA margin	24.3%	28.3%	8.2%	2.5%	(4.7)%

Identifiable assets (excluding cash)	644.5	1,052.0	1,026.9	1,013.1	940.7

        The Paper segment currently includes four paper manufacturing facilities with a total of 12 paper machines. The mills located in Kapuskasing, Ontario and Pine Falls, Manitoba produce newsprint. The facility located in Saint-Raymond, Quebec produces specialty papers. The St. Francisville, Louisiana mill produces coated and specialty papers. The total capacity of the Paper Group is 970,000 tonnes. The annual capacities of the paper manufacturing sites are outlined in the Company's Annual Information Form.

        Sales for the segment declined to $788.4 million, a decrease of $36.5 million over 2003. Lower effective selling prices, primarily for coated and specialty papers reduced sales by $33.7 million or $35 per tonne shipped. In the case of newsprint, prices were unchanged despite the increase in US $ reference prices, the stronger Canadian $ being the cause. Coated paper prices dropped as the increase in US $ reference prices was not enough to offset the stronger Canadian $. Overall, the Paper group generated 22% of consolidated sales in fiscal 2004, as compared to 25% in the prior year.

Markets

        The focus of the Paper business is North America, which accounted for 97% of sales in 2004, compared to 95% in 2003. The US alone accounted for 87% of sales. In fiscal 2003, the benchmark price for newsprint (48.8 gram — East Coast) increased from US $460 per tonne to US $500 per tonne, and averaged US $483 per tonne. In fiscal 2004, the price increases continued ending the year at US $550 per tonne. The average selling price for the year was US $530 per tonne, an increase of US $47 per tonne over the prior year. After giving effect to the stronger Canadian $, the Company's average selling price was relatively unchanged.

        The recovery in pricing of coated papers has been slower to materialize. In fiscal 2003, the benchmark price for coated papers (No 5 — 40 lb) increased from US $665 per short ton to US $695 per short ton and averaged US $682 per short ton. In fiscal 2004, the price increases continued, ending the year at US $740 per short ton. The average selling price for the year was US $706 per short ton, an increase of US $24 per short ton over the prior year.

        This increase was not enough to offset the impact of the stronger Canadian $ and effective prices declined by $58 per short ton or $64 per tonne.

	Total Sales		Shipments		Selling Price
	2003	2004	2003	2004	2003	2004
	($ millions)		(000 tonnes)		($/tonne)
Newsprint	382.1	352.1	571.2	525.6	669	670
Coated papers	299.0	277.0	279.5	275.3	1,070	1,006
Specialty papers	143.8	159.3	125.1	158.4	1,149	1,006

Consolidated sales	824.9	788.4

        Although the above table shows all shipments in "metric" tonnes, coated papers and certain specialty papers are sold primarily in short tons.

Operations

        In fiscal 2003, the Group's mills enjoyed relatively "full" operations with no significant market-related production curtailments. This was not the case in fiscal 2004. The weaker than anticipated demand for newsprint led to the indefinite shutdown in February 2004 of No 1 paper machine at the Kapuskasing, Ontario mill. This reduced newsprint production by the equivalent of 45,000 tonnes in the fiscal year. The machine's annual capacity is 70,000 tonnes or approximately 12% of total newsprint capacity.

        The Company also undertook an initiative at the St-Raymond, Quebec paper mill to convert its production to 100% specialty papers. Total cash costs at the three Canadian mills increased by $32.1 million, primarily as a result of higher purchased energy costs. This unfavourable item was partially offset by a cash cost decrease of $23.0 million relating to the St. Francisville, Louisiana paper mill. The decrease was due to the relative increase in the value of the Canadian $ versus the US $. The St. Francisville facility is the Paper Group's largest operation and provides a significant natural hedge against the negative impact of a weaker US $. In fiscal 2004, the St. Francisville mill cash cost of manufacturing, including SG&A, represented approximately 51% of the Group's total costs.

        The Paper Group's mills are large users of virgin fibre, primarily in the form of wood chips. During fiscal 2004, the operations purchased 1.0 million bone dry tonnes of virgin fibre, of which approximately 36% was internally sourced. This compares to 1.1 million bone dry tonnes and 33% sourced internally in the prior year. The operations in Kapuskasing and Pine Falls both produce newsprint that contains recycled fibre. In 2004, these two facilities consumed 103,500 tonnes of wastepaper, down from 104,900 tonnes in 2003.

        Overall, fiscal 2004 was a difficult year. Weak prices and demand combined with the stronger Canadian $ to generate low Canadian $ selling prices. Although, the US $ cost base of the St. Francisville mill provided a partial currency offset, the Group's EBITDA and margins declined to levels not seen since the Company diversified into paper in 1997. The Paper segment reduced total consolidated EBITDA in fiscal 2004, whereas it had generated 28% of EBITDA in the prior year.

PAPERBOARD

	Paperboard
	2000	2001	2002	2003	2004
	$ millions
Consolidated sales	180.5	193.4	201.7	185.4	165.1
EBITDA	10.4	8.1	21.5	10.5	6.9
EBITDA margin	5.8%	4.2%	10.7%	5.7%	4.2%

Identifiable assets (excluding cash)	236.8	252.6	245.7	226.9	227.8

        The Paperboard segment consists of a multi-ply bleached coated paperboard machine located in Temiscaming, Quebec. The annual capacity of the machine is 160,000 tonnes. The paperboard mill is partially integrated with the high-yield pulp mill and also consumes NBSK pulp manufactured by the Company at other sites.

	Total Sales		Shipments		Selling Price
	2003	2004	2003	2004	2003	2004
	($ millions)		(000 tonnes)		($/tonne)
Paperboard — rolls	114.3	101.6	105.6	96.0	1,082	1,058
Paperboard — sheets	71.1	63.5	43.9	43.0	1,620	1,477

Consolidated sales	185.4	165.1

Markets

        North American sales accounted for 91% of total sales in 2004, compared to 92% in the prior year. Products are sold in roll and sheet form, with the latter commanding higher prices due to additional conversion costs. The Company markets its paperboard in three different market areas: commercial printing and publishing, specialty bleached linerboard and packaging.

        The benchmark for coated bleached boxboard (15 point) averaged US $859 per short ton in fiscal 2004, a US $26 per short ton increase over the prior year. Here again, the improved US $ reference prices were not enough to offset the stronger Canadian $ and lower prices reduced sales by $8.5 million. Reduced demand also led to lower shipments, which accounted for balance of the total revenue decline of $20.3 million. The Paperboard segment generated 5% of consolidated sales compared to 6% in the prior year.

Operations

        The board machine produced 155,000 saleable tonnes in 2004, an increased of 6% from 146,800 tonnes in 2003. The mill had 25 fewer operating days in fiscal 2003 due to the installation of new process equipment combined with market-related downtime to balance inventories and demand. In fiscal 2004, the mill once again took 15 days of market-related downtime to balance inventories and demand. After allowing for the downtime, the operating efficiency of the machine increased by 7% or 27 tonnes per operating day and manufacturing costs were reduced by $5.6 million.

        Overall, the stronger Canadian $ weakened prices, with higher efficiency and lower cash costs providing a partial offset. The Paperboard segment contributed 4% of total Company EBITDA in fiscal 2004, down from 14% in the prior year.

CHEMICALS

	Chemicals
	2000	2001	2002	2003	2004
	$ millions
Consolidated sales	63.5	97.6	118.0	133.5	167.3
EBITDA	7.4	10.6	14.9	8.4	7.7
EBITDA margin	11.7%	10.9%	12.6%	6.3%	4.6%

Identifiable assets (excluding cash)	44.1	68.7	68.5	69.9	77.3

        The Chemical segment operates in three main areas of activity: resins, lignin and alcohol.

        The resin business produces powder and liquid phenolic resins at three operating sites in Quebec: Temiscaming, Longueuil and Trois-Pistoles. In October 2003, the Company acquired a fourth manufacturing operation located in Toledo, Ohio which manufactures powder and liquid amino based resins. The Longueuil operation also produces formaldehyde, both for internal resin production and external sales. In addition to its manufactured products the resin binders also markets third party resin binders to complement its customer offering. Sales of third party products totalled $50.9 million in fiscal 2004, compared to $27.6 million in the prior year.

        The lignin and alcohol businesses use waste sulphite liquor produced by the specialty pulp mills located in Temiscaming, Quebec and Tartas, France. Lignin products are sold in liquid form and are also converted into powder by utilizing the two spray dryers. As well, the group operates an ethyl alcohol plant located in

Temiscaming, Quebec. The lignin and alcohol businesses effectively convert pulp mill waste into value added products.

	Total Sales		Shipments		Selling Price
	2003	2004	2003	2004	2003	2004
	($ millions)		(000 units)		($/unit)
Resin (tonnes)(1)	93.5	130.0	97.9	111.5	955	1,166
Lignin (tonnes)	41.3	38.5	182.6	175.0	226	220
Alcohol (000 litres)	5.6	6.2	8.5	9.7	659	639

Total sales	140.4	174.7

Internal sales	(6.9)	(7.4)

Consolidated sales	133.5	167.3

(1)
Includes 100% of BTLSR for the last 11 months of fiscal 2004.

Markets

        Chemical products are sold primarily in North America with sales representing 82% of the total in 2004, compared to 78% in 2003. Resin products, which accounted for 74% of chemical sales, are designed for the OSB industry and other specialty applications. Lignin is sold as a binder and surfactant for industrial markets such as animal feed, concrete admixture and carbon black. Ethyl alcohol is sold into the Canadian vinegar and cosmetics markets. Chemical Group sales represented 5% of consolidated sales in 2004, up from 4% in the prior year.

        The increase in sales of $33.8 million is due primarily to higher volumes of resins and related products. The increase in the selling price of resins is due to a higher average value for the mix of products sold as opposed to individual product prices, as such their margins were relatively unchanged. Lower selling prices and higher costs in lignin accounted for the drop of $0.7 million in EBITDA. The Chemical Group generated 5% of total company EBITDA, down from 11% in fiscal 2003.

	Free Cash Flow
	2000	2001	2002	2003	2004
	$ millions
Cash flow from operations before working capital changes	441.1	279.8	55.1	40.7	235.4
Net fixed asset additions	(264.9)	(230.8)	(98.9)	(131.8)	(142.7)

	176.2	49.0	(43.8)	(91.1)	92.7

        Cash flow from operations before working capital changes for fiscal 2004 was $235.4 million, a $194.7 million improvement from last year. The higher cash flow is due primarily to a $93.9 million increase in EBITDA, a $48.1 million increase in proceeds on sale of derivative financial instruments and a $22.7 million gain on the sale of Slocan shares. For the year ended September 2004, non-cash working capital items used $28.6 million, as compared to $16.5 million generated by the same items in the prior year. Working capital items at year end include a temporary investment of $21.9 million related to 665,000 common shares of Riverside Forest Products acquired at a cost of $32.93 per share. These shares have recently been sold for cash consideration of $40.00 per share. The resulting gain of $4.7 million will be shown as investment income in the December 2004 quarterly results. After allowing for net fixed asset additions of $142.7 million, "free cash flow" was $92.7 million versus a negative amount of $91.1 million a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions". The Company had set a free cash flow target of $130 million for fiscal 2004.

        A shortfall in planned EBITDA of approximately $100 million was partially offset by higher than planned proceeds on derivative financial instruments, principally currency contracts. The net result was the Company missed its target by $37.3 million. The Company has set a free cash flow target of $135 million for fiscal 2005.

	Capital Spending
	2000	2001	2002	2003	2004
	$ millions
Forest Products	65.8	30.1	41.1	30.3	38.8
Pulp	135.9	94.2	40.6	74.3	88.1
Paper	58.2	83.5	6.5	12.2	12.7
Paperboard	3.4	20.9	3.9	6.3	0.4
Chemicals and other	1.6	2.1	6.8	8.7	2.7

Net fixed asset additions	264.9	230.8	98.9	131.8	142.7

As a % of sales	10%	8%	3%	4%	4%
As a % of fixed asset depreciation	190%	118%	45%	59%	63%

        In response to relatively low EBITDA margins brought on by challenging market conditions, the stronger Canadian $ and significant export duties on lumber shipped to the US, the Company has limited capital expenditures to mandatory projects and those with high rates of return. In fiscal 2004, net fixed asset additions totalled $142.7 million compared to $131.8 million a year ago. The amount spent is equal to 63% of fixed asset depreciation and 4% of sales.

        Significant items in fiscal 2004 include $22.3 million spent on the specialty pulp mill modernization in Temiscaming, Quebec. The $146.3 million project is virtually complete with a remaining $9.4 million forecast to be spent in fiscal 2005. Capital expenditures of $20.1 million were incurred to construct a new bark boiler at the St-Gaudens, France, hardwood kraft pulp mill. This is a $34.6 million project that will be completed in fiscal 2005.

Acquisitions and Investments

        On October 28, 2003, the Company acquired all of the assets of BTLSR Toledo Inc., a custom manufacturer of spray-dried resins located in Toledo, Ohio. The total price paid for the manufacturing assets and the net working capital was $8.5 million in cash. Depending on the financial results of the operation over the five year period following the purchase, the seller may be entitled to additional payments of up to US $3 million. Based on its performance to the end of September 2004, no additional payments to the seller would be required.

        On November 3, 2003, the Company acquired the assets and net working capital related to two sawmills located in La Sarre and Senneterre, Quebec from Nexfor Inc. The purchase price was $59.1 million paid in cash.

        On December 15, 2003, the Company acquired the assets and net working capital related to a sawmill located in Chapleau, Ontario from Weyerhaueser Company Limited. The purchase price was $25.4 million in cash.

        On August 4, 2004, the Company exercised its option to acquire the remaining 50% interest in Excel Forest Products, which owns and operated a sawmill located in Opasatika, Ontario, for cash consideration of $6.7 million. The initial 50% interest had been purchased in March 2001.

Financing Activities

        Net debt to total capitalization was 48.3% at September 25, 2004, a decrease from 51.4% at September 27, 2003. The Company's total debt decreased from $1,727.6 million to $1,617.4 million. The decrease was due primarily to the revaluation of the Company's US $ denominated debt, the Canadian having ended the 2004 fiscal year at US $0.784, compared to US $0.739 a year ago. The currency change reduced the carrying value of the Company's US $ denominated debt by $93.5 million in fiscal 2004. The Company's inability to generate sufficient free cash flow under the current pricing environment limited its ability to reduce net debt.

        As part of its long-term strategy, the Company has resolved to maintain its percentage of net debt to total capitalization to 40% or less. The objective of the plan is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The Company remains committed to this program. As the Company's leverage at September 25, 2004 exceeds its stated goal, the emphasis in the near term will be to maintain relatively high liquidity and limit capital expenditures. Improvement in the pricing levels and EBITDA margins of the Company's main business segments or a satisfactory resolution of the lumber trade dispute, including refund of deposits, will be required before any reduction in financial leverage can be achieved.

        Current credit ratings of various agencies on the Company and its significant long-term debt instruments are outlined in the table below.

Dominion Bond Rating Service	Moody's Investors Service	Standard & Poor's
BB (low)	Ba 3	BB-

        The Company's ratings were reduced during 2004 as the continued low selling prices combined with a stronger Canadian $ and a full year of lumber export duties reduced EBITDA margins to very low levels, primarily during the first half of fiscal 2004.

Long-Term Debt
$ millions

	2003	2004
Tembec Inc. — non-interest bearing unsecured notes	23.9	23.9
Tembec Industries — US $500 million 8.5% unsecured senior notes	676.5	637.6
Tembec Industries — US $350 million 7.75% unsecured senior notes	473.5	446.3
Tembec Industries — US $350 million 8.625% unsecured senior notes	473.5	446.3
Tembec Industries — 7% unsecured subordinated debentures	10.0	—
Spruce Falls — 8.39% unsecured senior notes (US $8.6 million in 2003)	11.6	—
Tembec SA debt	13.5	13.4
Tembec Envirofinance SAS debt	—	7.7
Proportionate share of Marathon debt (50%)	17.0	15.5
Proportionate share of Temlam debt (50%)	9.1	7.5
Other debt	19.0	19.2

	1,727.6	1,617.4

Current portion included in above	27.8	9.4

        In March 2003, the Company issued US $100 million of unsecured senior notes as an "add-on" to the existing US $250 million 8.625% unsecured senior notes. The additional tranche was issued at par. The proceeds were used for general corporate purposes.

        During 2003, the Company made required principal payments of $10.0 million on the 7% unsecured subordinated debentures, US $8.5 million on the 8.39% unsecured senior notes and the final payment of $25.9 million on the Ontario Hydro loan. In 2004, the Company made the required final payment of $10.0 million on the 7% unsecured subordinated debentures and US $8.6 million on the 8.39% unsecured senior notes.

        During the year, the Company's French operations obtained, via Tembec Envirofinance SAS, $7.7 Million (Euro 4.9 million) of non-interest bearings loans to assist with the financing of certain capital expenditures being undertaken at the pulp mills.

        During fiscal 2003, the Company redeemed 1,250,000 Series 3 Class B Preferred Shares at their original issue price of $16 per share, or $20 million. The preferred shares had been issued in 1994 as part of the restructuring of the paperboard facility.

        At the end of September 2004, Tembec had cash, temporary investments and derivative financial instruments of $206.3 million plus unused operating lines of $253.8 million. At the date of the previous audited financial statements, the Company had cash and temporary investments of $114.3 million and unused operating lines of $298.3 million. As well, the mark to market of its derivative financial instruments was $223.4 million. The Company defines "operating lines" to include loans of various duration which are secured by charges on accounts receivable and/or inventories. Operating lines are used to fund short-term requirements associated with both seasonal and cyclical inventory increases which can occur in the Company's business segments. The Company would not normally draw on the operating lines to fund capital expenditures or average working capital requirements. The operating lines are established across multiple entities and jurisdictions to ensure they meet the needs of the various operating units.

        The following table summarizes availability by major area at the end of the last two fiscal years.

Operating Lines — Availability
$ millions

	2003	2004
Canadian operations	223.3	177.7
US operations	3.2	21.6
French operations	59.9	44.6
Proportionate share of joint ventures	11.9	9.9

	298.3	253.8

        The availability in Canadian operations relates primarily to two separate operating lines. The Company currently has in place a $140.0 million committed 364-day facility renewable in March 2005. There are no maintenance covenants associated with this credit. A second 364-day facility of $100.0 million is renewable in June 2005. Although, this facility does have maintenance covenants, they are not onerous and were met even with the relatively poor financial performance of recent years. Based on past experience, the Company is confident it will be able to renew these operating lines on acceptable terms and conditions. The Company is also currently assessing the merits of combining these two operating lines into a larger single credit facility.

        The US operations are supported by a US $20 million 3-year operating facility renewable in May 2006.

        This facility does have maintenance covenants. They are not unduly onerous and were also met despite relatively poor financial performance of the recent years.

        The French operations are supported by several mill specific operating lines totalling approximately Euro 38.2 million. These are essentially "demand" type credits with no specific maturity, subject to periodic reviews. There are no maintenance covenants associated with these operating lines, and unlike the Company's other credits, they are secured by receivables only.

        The joint ventures maintain their own various operating lines, without recourse to the Company, to meet working capital and liquidity requirements.

Common Shares
millions

	2003	2004
Shares outstanding — opening	86.4	85.8
Issued pursuant to long-term incentive plans	0.1	0.1
Normal course issuer bid repurchases	(0.7)	—

Shares outstanding — ending	85.8	85.9

        The following table summarizes the Company's quarterly repurchases of common stock over the last two years, pursuant to its normal course issuer bid. The bid was recently extended.

        For the period beginning October 19, 2004, and ending October 18, 2005, Tembec is entitled to repurchase up to 4,293,046 common shares.

	2003		2004
	Number of Shares Purchased	Average Price	Number of Shares Purchased	Average Price
December quarter	—	—	—	—
March quarter	—	—	—	—
June quarter	726,800	6.60	—	—
September quarter	—	—	—	—

	726,800	6.60	—	—

        In 2003, the Company purchased and cancelled 726,800 shares at a total cost of $4.8 million. As the average price paid was less than the average issue price at September 28, 2002, a purchase discount of $2.3 million was credited to contributed surplus. In fiscal 2004, no shares were repurchased under the normal course issuer bid. During the last two fiscal years, the Company's focus on maintaining its liquidity combined with balance sheet leverage exceeding its stated target significantly reduced its ability to repurchase its common shares. This continued focus will likely limit purchases in fiscal 2005 as well.

        As to dilution, an additional 3.4 million shares may be issued pursuant to options granted under the Long-Term Incentive Plan (LTIP). The exercise price of the options ranges from $7.09 per share to $15.75 per share with expiry dates from 2005 to 2014. As at September 25, 2004, there were 2.6 million exercisable share options, unchanged from the end of the prior year.

        Loans to employees of approximately $6.3 million are outstanding under the LTIP on 552,625 shares as at September 25, 2004. This compares to loans of $7.6 million on 739,475 shares at the end of the prior year. The shares are held in trust as collateral for the loans. Effective July 2002, the LTIP was amended and participants are no longer eligible to receive Company loans to purchase shares.

Contractual Obligations
$ millions

	Total	Within 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	1,617.4	9.4	29.4	458.2	1,120.4
Operating leases	25.8	9.3	8.2	3.3	5.0
Purchase obligations	258.2	124.3	85.5	38.4	10.0
Balance of price — acquisition	8.9	1.2	2.6	3.4	1.7

	1,910.3	144.2	125.7	503.3	1,137.1

        The table shows the Company's contractual obligations as at September 25, 2004. The Company has long-term debt with contractual maturities as described in note 8 of the audited consolidated financial statements. The operating lease obligations relate primarily to property and equipment rentals entered into in the normal course of business. Purchase obligations relate to ongoing normal commercial commitments to purchase timber, wood chips, energy, chemicals and other operating inputs. They also include outstanding obligations relating to capital expenditures. Finally, the $ 8.9 million obligation represents the Company's proportionate (50%) share of the balance payable by the Temlam joint venture to the previous owners of Jager Building Systems pursuant to its acquisition by Temlam in August 2001.

Quarterly Financial Information
$ millions, except per share amounts

	2003				2004
	Dec. 28	Mar. 29	June 28	Sept. 27	Dec. 27	Mar. 27	June 26	Sept. 25
Sales	840.8	857.8	808.9	838.6	766.3	887.2	1,030.0	981.3

EBITDA	18.2	12.5	12.2	31.9	(9.7)	2.5	91.3	84.6

Net earnings (loss)	(41.8)	34.2	70.5	(51.5)	52.2	(93.1)	(12.5)	90.8

Net earnings (loss) per share:
Basic	(0.48)	0.40	0.82	(0.60)	0.61	(1.09)	(0.15)	1.06
Fully diluted	(0.48)	0.39	0.80	(0.60)	0.61	(1.09)	(0.15)	1.06
Cash flow per share(1)	0.12	(0.14)	0.19	0.30	1.49	(0.15)	1.00	0.40

(1)
Before changes in non-cash working capital items.

Fourth Quarter Analysis

        The Company reported net earnings of $90.8 million or $1.06 per share in the fourth quarter ended September 25, 2004 compared to a net loss of $51.5 million or $0.60 or share in the same quarter of fiscal 2003. The weighted average number of common shares outstanding was 85.9 million, a small increase from 85.8 million in the same quarter of the prior year.

        The Company generated EBITDA of $84.6 million on sales of $981.3 million compared to EBITDA of $ 31.9 million on sales of $838.6 million in September 2003 quarter. The increase in sales of $142.7 million is due primarily to higher selling prices in all three main businesses: Forest Products, Pulp and Paper. The increase in selling prices was mitigated by a stronger Canadian $, which averaged US $0.763, an increase of approximately 5% over US $0.724 in the year ago quarter. The $52.7 million increase in EBITDA was driven by the improved profitability of the Forest Products business.

        During the September 2004 quarter, the Company recorded a gain of $90.4 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.741 to US $0.784. In the comparable period a year ago, the Canadian $ had decreased from US $0.743 to US $0.739 and the Company had recorded a loss of $8.0 million. The after-tax impact of the gain on translation of foreign-denominated debt was $75.8 million or $0.88 per share as compared to prior year after-tax loss of $6.7 million or $0.08 per share.

        During the September 2003 quarter, the Company absorbed a non-cash charge of $5.7 million relating to the permanent closure of a pine sawmill located in Woodsville, Maine. It also absorbed a non-cash charge of $2.6 million relating to the write-down of fixed assets removed from service at the paperboard mill located in Temiscaming, Quebec. Finally, the Company performed the annual impairment test of goodwill and found that impairment did exist in relation to a remanufactured lumber facility acquired in 2000. As a result, the Company absorbed a goodwill impairment charge of $10.1 million. The three aforementioned unusual items totalled $18.4 million. Their after — tax impact was $17.5 million or $0.21 per share.

        During the September 2004 quarter, the Company recorded a non-cash of $9.8 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario paper mill. The machine has been idle since February 2004 and based on the relatively difficult market conditions it was deemed unlikely that the newsprint machine would be restarted. The charge includes the complete write-down of the machine's net book value and related spare parts. The after-tax impact of the unusual charge was $6.6 million or $0.08 per share.

        The fourth quarter 2004 interim MD&A issued on November 18, 2004 provides a more extensive analysis of items having impacted the Company's financial results.

Summary of Quarterly Results

        On a quarterly basis, sales have benefited from improvements in US $ reference prices for lumber, pulp and paper over the last two years. However, much of the benefit was offset by a strengthening Canadian $ compared to the US $, increasing from an average of US $0.637 in the first quarter of fiscal 2003 to US $0.763 in the fourth quarter of fiscal 2004, a 20% increase. As a result, the Company generated relatively marginal levels of EBITDA in fiscal 2003 and the first two quarters of fiscal 2004.

        The Company's financial performance and that of its Forest Products segment for the last eight quarters were negatively impacted by substantial export duties on lumber shipped to the US. Total amount incurred over the last two years was $192.6 million, an amount equal to 79% of reported EBITDA.

        While the stronger Canadian $ reduced EBITDA, the Company realized significant gains on its derivative financial instruments, primarily US $ foreign exchange contracts. Over the last eight quarters, the Company has recorded $297.2 million of realized and unrealized gains on derivative financial instruments, an amount greater than the $285.7 million of interest on indebtedness incurred during the same period.

        The Company also realized a gain of $357.4 million on the translation of its US $ denominated debt over the last 2 years. However, the impact of these restatements added considerable volatility to the quarterly results, with the quarterly impact ranging from a gain of $153.3 million in the June 2003 quarter and a loss of $38.5 million in the June 2004 quarter.

        During the September 2003 quarter, the Company absorbed a non-cash charge of $5.7 million relating to the permanent closure of a pine sawmill located in Woodsville, Maine. It also absorbed a non-cash charge of $2.6 million relating to the write-down of fixed assets removed from service at the paperboard mill located in Temiscaming, Quebec. Finally, the Company performed the annual impairment test of goodwill and found that impairment did exist in relation to a remanufactured lumber facility acquired in 2000. As a result, the Company absorbed a goodwill impairment charge of $10.1 million. The three aforementioned unusual items totalled $18.4 million. Their after-tax impact was $17.5 million or $0.21 per share.

        During the March 2004 quarter, the Company recorded a non-cash charge of $36.8 million relating to the write-down of its investment in the Gaspesia Papers Limited Partnership. The charge is the result of a decision to halt work on the modernization project and seek creditor protection. The charge includes the write-down of the original investment of $35.0 million and a provision of $1.8 million for the non-recovery of expenses incurred as part of service agreements with Gaspesia Papers Limited Partnership. As the majority of the unusual charge is a capital loss, the after-tax impact was $36.2 million or $0.42 per share.

        During the September 2004 quarter, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario paper mill. The machine has been idle since February 2004 and based on the relatively difficult market conditions it was deemed unlikely that the newsprint machine would be restarted. The charge includes the complete write-down of the machine's net book value and related spare parts. The after-tax impact of the unusual charge was $6.6 million or $0.08 per share.

Fiscal 2003 Compared to Fiscal 2002
$ millions, unless otherwise noted

	2002	2003
Sales	3,391.0	3,346.1

EBITDA	275.5	74.8

Net earning (loss)	(116.2)	11.4

Net earnings (loss) per share	(1.35)	0.13

Diluted earnings (loss) per share	(1.35)	0.13

Total assets (at end of year)	3,991.3	3,818.8

Total long-term debt(1) (at end of year)	1,927.0	1,727.6

(1)
Includes current portion.

        The decrease in consolidated sales of $44.9 million in 2003 was due primarily to lower selling prices in Forest Products and Paper, partially offset by higher prices and volumes in the Pulp segment.

        EBITDA margins declined below 5% for the first time since 1993. Fiscal 2003 represented the first time that the Company had simultaneously experienced trough pricing and margins in its three major segments, Forest Products, Pulp and Paper.

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

        For the year ended September 27, 2003, the Company generated net earnings of $11.4 million or $0.13 per share compares to a net loss of $116.2 million or $1.35 per share in fiscal 2002. As noted above, currency gains on hedges and foreign debt accounted for all the improvement.

Risks and Uncertainties

Product Prices

        Our financial performance is dependent on the selling prices of our products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

        Based on 2005 planned sales volumes, the following table illustrates the approximate annual impact of changes to average Canadian dollar selling prices on after-tax earnings.

Selling price sensitivity

	Impact on after-tax earnings	Average selling prices ($) 4th Quarter — 2004
	($ millions)
Pulp — $25/tonne	36.3	724
Publishing papers — $25/tonne	16.3	858
SPF lumber — $10/mfbm	11.8	599
Paperboard — $50/tonne	5.6	1,200

        The Company's strategy is to mitigate price volatility by maintaining operations in three core sectors, namely wood products, pulp and paper; maintaining low cost, high quality flexible production facilities; establishing and developing long-term relationships with its customers; developing specialty niche products where possible. In addition, the Company may periodically purchase lumber, pulp and newsprint price hedges to mitigate the impact of price volatility. At September 25, 2004 the Company held lumber futures equal to approximately 7% of its annual SPF lumber capacity. The fair value of the contracts was $5.8 million.

Foreign Exchange

        Our revenues for most of our products are affected by fluctuations in the relative exchange rates of the Canadian $, the US $ and the Euro. The prices for many of our products, including those we sell in Canada and Europe are generally driven by US $ reference prices of similar products. We generate approximately US $2.2 billion of US $ denominated sales annually from our Canadian and European operations. As a result, any decrease in the value of the US $ relative to the Canadian $ and the Euro reduces the amount of revenues we realize on our sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit's relative cost position when compared to competing manufacturing sites in other currency jurisdictions. This could result in the unit's inability to maintain its operations during periods of low prices and/or demand.

        Based on 2005, planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US $ versus the Canadian $ and the Euro. For illustrative purposes, we have assumed an increase of 1% in the value of the US $. A decrease would have the opposite effects of those shown below.

Foreign exchange sensitivity
$ millions

	Hedged	Unhedged
Increase EBITDA	29.2	29.2
Increase interest expense	(1.3)	(1.3)
Loss on currency hedges	(4.3)	—

Increase cash flow	23.6	27.9
Loss on US $ debt translation	(15.5)	(15.5)

Pre-tax earnings	8.1	12.4
Tax provision	(5.1)	(6.5)

Net earnings	3.0	5.9

        As can be seen, interest paid on the Company's US $ denominated debt provides only a small offset to its total US $ exposure. To further reduce the impact of fluctuations in the value of the US $, the Company has adopted a policy of hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. At September 25, 2004, the Company held US $ foreign exchange contracts totalling US $348.9 million with a fair value of $104.9 million. This compares to September 27, 2003 when the Company held US $ foreign exchange contracts totalling US $1,177.1 million with a fair value of $223.4 million. The position held at the end of fiscal 2004 is equal to approximately 20% of the Company's net US $ receipts anticipated to occur over the next 18 months. The Company's derivative financial holdings at the end of fiscal 2004 are disclosed in note 21 of the audited consolidated financial statements.

Operational Risks

        The manufacturing activities conducted by our operations are subject to a number of risks including availability and price of fibre, competitive prices for purchased energy, a productive and reliable workforce, compliance with environmental regulations, maintenance and replacement/upgrade of process equipment to manufacture competitive quality products and the requirement to operate the manufacturing facilities at high rates of utilization and efficiency to maintain a competitive cost structure.

        Fibre represents the Company's major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments.

        The agreements are granted for various terms from 5 to 25 years and are generally subject to regular renewals every 5 years. The agreements incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. In addition, the Company has undertaken, on a voluntary basis, to have its timber harvesting certified by the Forest Stewardship Council (FSC). The Company expects the agreements to be extended as they come up for renewal. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. The Company has taken a proactive approach to enhance the economic participation of the First Nations in its operations wherever feasible. The Company's operations in the United States and France source their fibre requirements from various private sources, primarily through long-term supply arrangements. The Company also purchases approximately 105,000 tonnes per year of recycled waste fibre. To mitigate the impact of price fluctuations, the Company periodically purchases ONP hedges. At September 25, 2004, the Company held hedges relating to ONP representing approximately 21% of its annual recycled fibre purchases. The fair value of these instruments was $0.4 million.

        Energy is an important component of mill costs, especially for high-yield pulp mills, newsprint and paper mills. In 2004, we purchased approximately $325 million of energy, 61% of which was electricity. Electrical purchases are made primarily from large public utilities, at rates set by regulating bodies. In certain jurisdictions, electricity is deregulated which can lead to greater price volatility. To mitigate the effect of price fluctuations on its financial performance, the Company employs several tactics, including the securing of longer-term supply agreements, the purchase of derivative financial instruments and operational curtailments in periods of high prices (load shedding). At September 25, 2004, the Company did not hold any derivative financial instruments relating to purchased electricity. Fossil fuels, primarily natural gas, are purchased at market rates. The Company purchases derivative financial instruments to hedge its exposure. At September 25, 2004 the Company had natural gas hedges covering approximately 25% of its anticipated requirements for the next 2 years. The fair value of these instruments was $3.2 million.

        Nearly all the Company's manufacturing units have a unionized workforce. Over the past 30 years, the Company has successfully negotiated new collective agreements in nearly all instances, with very few work stoppages. At many of the Company's facilities, as well as those of the North American industry as a whole, we have seen reductions in employment levels resulting from technological and process improvements resulting in a workforce with more years of service. This increases the relative costs of pensions and benefits. At September 2004, the Company had approximately 7,700 hourly-paid employees, nearly all of which are covered by collective bargaining agreements. At the end of September 25, 2004, there were 12 agreements covering 2,000 employees under active negotiations. During fiscal 2005, a total of 8 agreements covering 2,400 employees will expire. The remaining contracts expire at various dates to December 2009. The Company anticipates it will reach satisfactory agreements on contracts currently under active negotiations and those expiring in the future.

        The Company's operations are subject to industry-specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. The Company has made significant progress in reducing the environmental impact of its operations over the last 15 years. This has occurred as a result of changes in manufacturing processes, the installation of specialized equipment to treat/eliminate the materials being discharged and the implementation of standardized practices such as ISO 14001. The provincial regulator has filed charges against the Temiscaming, Quebec site relating to discharges of effluent that exceeded the regulatory standard. The Company is currently contesting the charges and considers that the outcome will not materially affect its financial results. Tembec has been actively assessing the merits of various options to address this situation. These include strategies to reduce its effluents at source, improve the operating efficiency of the existing treatment equipment, expand treatment capacity and/or construct an anaerobic waste treatment facility. Failure to improve the performance of the existing waste water treatment facility will lead to higher operating costs and reduced operating efficiencies at the Temiscaming site.

        The production of pulp and paper products is capital intensive. The Company estimates it must spend approximately $100 million per year on capital expenditures to avoid degradation of its current operations.

        Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are 24/7 with target efficiency in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at "full" rate even when demand is not sufficient to absorb all of the output. This can lead to over supply and lower prices, further increasing the inherent cyclicality of the industry.

Trade Restrictions/Lumber Export Duties

        The Company's manufacturing operations are located primarily in Canada. However, sales into the Canadian market represented only 20% of consolidated sales in 2004. As such, the Company's financial results are highly dependant on its ability to sell its products into the "export" markets. Tariffs and trade barriers that reduce or prohibit the movement of our products across international borders constitute an ongoing risk. The current dispute between Canada and the United States over softwood lumber is a case in point. The United States Department of Commerce has assessed the Company with aggregate countervailing and antidumping duties at an average rate of 29%. The Company has made the required cash deposits on its exports of softwood lumber to the US. The final outcome of the dispute is not known at this time.

Financial Risks/Debt Service

        The Company currently has a non-investment grade rating of BB-/BA3/BB low. The ratings reflect the relatively high use of debt combined with periods of reduced operating earning due to the cyclicality of its three principal business segments. Of the total long-term debt of $1.6 billion, 95% relates to US $ denominated high-yield "Senior Notes". The annual interest coupon on the high-yield debt ranges between 7.75% and

8.625%, generating an annual expense of US $100 million. The Senior Notes do not require periodic payments for principal amortization. Since the entire principal amount becomes due on the maturity dates of the Senior Notes, it is unlikely that the Company will have the required funds to repay the principal due. The Company will require access to the public or private debt markets to issue new notes or debt instruments to replace or partially replace the Senior Notes prior to their stated maturity dates. The nearest maturity relates to the 8.625% US $350 million Senior Notes maturing in June 2009. The Company's objective is to reduce its leverage and improve its credit ratings prior to the refinancing of the aforementioned Senior Notes.

Growth Strategy/Acquisition

        The Company has a publicly stated objective of growing its operations. Based on past experience, a significant portion of this growth will likely occur through acquisitions and other forms of business combinations. The ability to properly evaluate the fair value of acquisitions, to successfully integrate them into our current business operations and to realize the projected profits and returns are inherent risks related to acquisitions. The Company has gained significant expertise in evaluating businesses, performing due diligence and integrating new businesses. We believe the industry consolidation of the recent years will continue and that "size" will be required to effectively compete in the global forest products industry.

O U T L O O K

Forest Products

        In last year's MD&A, we had expressed concern that the significant amount of duties paid by Canadian lumber producers could lead to the acceptance of a negotiated settlement that, while improving the near term financial health of Canadian producers, could have negative longer term implications. This did not occur in fiscal 2004. The Canadian lumber producers continued, via various legal challenges, to improve their relative position. The strong demand and pricing experienced in the last six months of fiscal 2004 considerably mitigated the financial hardship caused by the duties. The weaker US $ has also changed the competitive landscape, increasing the relative cost position of Canadian producers. The Company continues to promote an approach that would see a concerted initiative by the North American industry to promote forest products as sustainable, environmentally-sound products. We will continue to pursue the full return of all duties deposited as well as free trade for lumber in North America. The $220.9 million of duties charged since May 22, 2002, including $111.4 million incurred in fiscal 2004, have negatively impacted the Company's reported financial results. We expect that fiscal 2005 will bring a refund of duties deposited and a satisfactory resolution to the long running dispute. As for lumber markets, we do not anticipate that they will be as strong in fiscal 2005 versus those of fiscal 2004. The Company will also have to rationalize its Eastern Canadian lumber capacity in light of declining timber supplies and increasing competitiveness in the North American lumber industry.

Pulp

        In last year's MD&A, we viewed the risk of a further weakening of the US $ vis-à-vis the Canadian $ and the Euro to be remote. However, the US $ ended the year 6% weaker against both the Canadian $ and the Euro. For a second consecutive year, we saw the benefit of higher US $ pulp prices largely offset by a stronger Canadian $ and Euro. The benchmark NBSK pulp price (delivered US) ended fiscal 2004 at US $650 per tonne, an increase of US $100 per tonne since the end of fiscal 2003. Going forward, we anticipate a reduction in margins and profitability in the near term as US $ selling prices in the December 2004 quarter will be lower and the US $ will be weaker versus the Canadian $ and the Euro.

        We view this as a temporary setback. We anticipate that pulp prices will recover in the next few months and will increase beyond US$ 700 per tonne in early calendar 2005. There are risks associated with our outlook. There is a possibility that the US $ will weaken further, and cause global economic conditions to deteriorate. The supply of hardwood pulps remains plentiful. Although the softwood pulp market is in better balance, historically both of these grades need to be in balance to create a positive environment for market pulp producers. Finally, a stronger printing and writing paper business will be required for a good market pulp business.

Paper

        The story surrounding newsprint has many similarities with that of market pulp. We had correctly forecasted modest pricing improvement in fiscal 2004. The benchmark newsprint price (48.8 gram — East Coast) increased from US $500 per tonne in September 2003 to US $550 per tonne in September 2004. However, the 10% increase in selling price was offset by a 6% decline in the value of the Canadian $ versus the US $. Our outlook for newsprint is once again one of modest pricing improvement. Although the higher relative cost position of Canadian producers will put upward pressure on newsprint prices, this will be mitigated by continued weak demand in North America.

        As for coated paper, the gradual improvements we had foreseen in 2004 did materialize, albeit at a slower pace than we had anticipated. The benchmark price (No 5 - 40 lb) increased by US $45 per short ton, reaching US $740, but still well below historical and trend line levels. Currency does not play as important a role in the profitability of coated papers since both the Company's revenues and manufacturing costs are US $ denominated. However, there is an indirect impact. The weaker US $ versus the Euro improves the relative cost position of US paper producers such as ourselves. The weaker currency should also benefit the US economy in broader terms. We expect a much improved market for coated papers in fiscal 2005. Demand has been good and producers have been reducing inventories by shipping more than they produce.

Summary

        In summary, the financial results of 2004 fell short of our expectations. Our view on pricing was fairly accurate but we had not foreseen the weakness of the US $. The Company was able to offset a portion of the negative currency impact with its US $ hedging program, which will remain an important source of income and cash flow in fiscal 2005 as well. Better demand for the majority of our products over the next 12 months should allow for the "pass through" of currency and cost pressures, but this will likely take a few quarters to put in place. Until then, the Company will continue to limit capital expenditures and focus on maintaining high levels of liquidity. The potential recovery of lumber export duties will be a key determinant of financial performance in fiscal 2005.

Additional Information

        Additional information relating to Tembec, including the Annual Information Form, can be found on SEDAR at www.sedar.com and on the Company's website at www.tembec.com

Consolidated Financial Statements of

TEMBEC INC.

Years ended September 25, 2004 and September 27, 2003

AUDITORS' REPORT

To the Shareholders of Tembec Inc.

        We have audited the consolidated balance sheets of Tembec Inc. as at September 25, 2004 and September 27, 2003, and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 25, 2004 and September 27, 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montréal, Canada
November 5, 2004

TEMBEC INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 25, 2004 and September 27, 2003

TEMBEC INC.

CONSOLIDATED BALANCE SHEETS

September 25, 2004 and September 27, 2003
(in millions of dollars)

	2004	2003
Assets
Current assets:
Cash and cash equivalents	$70.1	$87.6
Temporary investments	21.9	26.7
Derivative financial instruments (note 21)	82.2	—
Accounts receivable (note 7)	464.5	438.9
Inventories (notes 3 and 7)	569.4	496.7
Prepaid expenses	21.5	14.6

	1,229.6	1,064.5
Derivative financial instruments (note 21)	32.1	—
Investments	22.1	55.0
Fixed assets (note 5)	2,400.5	2,415.1
Other assets (note 6)	119.1	121.5
Future income taxes (note 18)	88.5	136.3
Goodwill (notes 2 and 17)	28.9	26.4

	$3,920.8	$3,818.8

Liabilities and Shareholders' Equity
Current liabilities:
Operating bank loans (note 7)	$73.9	$30.4
Accounts payable and accrued charges	520.7	453.3
Current portion of deferred gain on foreign exchange contracts (note 21)	117.9	56.4
Current portion of long-term debt (note 8)	9.4	27.8

	721.9	567.9
Long-term debt (note 8)	1,608.0	1,699.8
Deferred gain on foreign exchange contracts (note 21)	38.4	25.8
Other long-term liabilities and credits (note 9)	133.0	121.1
Future income taxes (note 18)	191.8	211.6
Minority interests (note 10)	5.3	7.5
Redeemable preferred shares (notes 11 and 12)	25.7	25.7
Commitments and contingencies (note 13)
Shareholders' equity:
Share capital (note 12)	833.8	834.2
Contributed surplus	5.5	5.2
Cumulative exchange translation of a foreign subsidiary	(3.0)	(3.0)
Retained earnings	360.4	323.0

	1,196.7	1,159.4

	$3,920.8	$3,818.8

On behalf of the Board:

• Chairman	• President and Chief Executive Officer

See accompanying notes to consolidated financial statements.

TEMBEC INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended September 25, 2004 and September 27, 2003
(in millions of dollars, unless otherwise noted)

	2004	2003
Sales	$3,664.8	$3,346.1
Freight and sales deductions	422.2	392.0
Countervailing and antidumping duties (note 13)	111.4	81.2
Cost of sales	2,783.9	2,635.9
Selling, general and administrative	178.6	162.2

Earnings before interest, income taxes, depreciation and amortization, and other non-operating expenses (EBITDA) (note 14)	168.7	74.8
Depreciation and amortization (note 15)	234.3	230.2

Operating loss	(65.6)	(155.4)
Interest, foreign exchange and other (note 16)	(99.0)	118.0
Exchange gain on long-term debt	(93.5)	(263.9)
Unusual items (note 17)	46.6	18.4
Income taxes (note 18)	42.5	(37.6)
Minority interests	0.4	(1.7)

Net earnings	$37.4	$11.4

Basic earnings per share (note 12)	$0.44	$0.13

Diluted earnings per share (note 12)	$0.44	$0.13

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended September 25, 2004 and September 27, 2003
(in millions of dollars)

	2004	2003
Retained earnings, beginning of year	$323.0	$342.8
Adjustment resulting from a change in accounting policies (note 1)	—	(31.2)

Restated retained earnings, beginning of period	323.0	311.6
Net earnings	37.4	11.4

Retained earnings, end of year	$360.4	$323.0

See accompanying notes to consolidated financial statements.

TEMBEC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended September 25, 2004 and September 27, 2003
(in millions of dollars)

	2004	2003
Cash flows from operating activities:
Net earnings	$37.4	$11.4
Adjustments for:
Depreciation and amortization (note 15)	234.3	230.2
Amortization of deferred financing costs	5.3	5.4
Exchange gain on long-term debt	(93.5)	(263.9)
Amortization of deferred gain on foreign exchange contracts (note 21)	(149.3)	—
Derivative financial instruments gain (note 21)	(84.6)	(63.3)
Proceeds on sale of derivative financial instruments (note 21)	193.7	145.6
Loss on consolidation of foreign integrated subsidiaries	2.0	6.4
Future income taxes (note 18)	35.4	(47.0)
Unusual items (note 17)	46.6	18.4
Other	8.1	(2.5)

	235.4	40.7
Changes in non-cash working capital:
Temporary investments	4.8	(20.2)
Accounts receivable	(25.9)	43.0
Inventories	(59.0)	23.3
Prepaid expenses	(6.5)	(1.4)
Accounts payable and accrued charges	58.0	(28.2)

	(28.6)	16.5

	206.8	57.2
Cash flows from investing activities:
Acquisition of companies (note 2)	(99.7)	(3.0)
Additions to fixed assets	(144.7)	(133.2)
Proceeds from disposal of fixed assets	2.0	1.4
Acquisition of investments	(1.1)	3.8
Decrease (increase) in assets held for resale	0.1	(1.7)
Other	(15.8)	(5.7)

	(259.2)	(138.4)
Cash flows from financing activities:
Increase in long-term debt	11.8	149.8
Repayments of long-term debt	(28.5)	(89.8)
Increase in other long-term liabilities	11.6	5.3
Repayments of other long-term liabilities	(7.2)	(32.3)
Repurchase of common shares, net of expenses	(0.4)	(3.9)
Repurchase of preferred shares	—	(20.0)
Other	4.4	7.7

	(8.3)	16.8
Foreign exchange loss on cash and cash equivalents held in foreign currencies	(0.3)	(0.2)

Net decrease in cash and cash equivalents	(61.0)	(64.6)
Cash and cash equivalents, net of operating bank loans, beginning of year	57.2	121.8

Cash and cash equivalents, net of operating bank loans, end of year	$(3.8)	$57.2

Interest paid in 2004 totalled $138.7 million (2003 — $149.6 million) and income taxes paid amounted to $8.7 million (2003 — $11.0 million).

See accompanying notes to consolidated financial statements.

TEMBEC INC.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Years ended September 25, 2004 and September 27, 2003
(in millions of dollars)

	2004
	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Sales:
External	$1,209.6	$1,334.3	$788.4	$165.1	$167.4	$3,664.8
Internal	213.2	83.3	—	—	13.2	309.7

	1,422.8	1,417.6	788.4	165.1	180.6	3,974.5
EBITDA	129.7	61.6	(36.7)	6.9	7.2	168.7
Depreciation and amortization	51.7	107.9	56.2	10.4	8.1	234.3
Operating earnings (loss)	78.0	(46.3)	(92.9)	(3.5)	(0.9)	(65.6)
Net fixed asset additions:
Gross fixed asset additions	40.6	88.2	12.7	0.4	2.8	144.7
Proceeds from disposals	(1.8)	(0.1)	—	—	(0.1)	(2.0)

	38.8	88.1	12.7	0.4	2.7	142.7
Goodwill	6.4	—	21.6	—	0.9	28.9
Identifiable assets — excluding cash and cash equivalents	846.4	1,521.8	940.7	227.8	314.0	3,850.7
Cash and cash equivalents	—	—	—	—	—	70.1

Total assets						$3,920.8

	2003
	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Sales:
External	$909.0	$1,290.6	$824.9	$185.4	$136.2	$3,346.1
Internal	173.5	89.8	—	—	12.9	276.2

	1,082.5	1,380.4	824.9	185.4	149.1	3,622.3
EBITDA	(37.5)	72.7	20.9	10.5	8.2	74.8
Depreciation and amortization	45.7	107.5	60.1	9.8	7.1	230.2
Operating earnings (loss)	(83.2)	(34.8)	(39.2)	0.7	1.1	(155.4)
Net fixed asset additions:
Gross fixed asset additions	30.7	74.4	12.6	6.3	9.2	133.2
Proceeds from disposals	(0.4)	(0.1)	(0.4)	—	(0.5)	(1.4)

	30.3	74.3	12.2	6.3	8.7	131.8
Goodwill	3.9	—	21.6	—	0.9	26.4
Identifiable assets — excluding cash and cash equivalents	717.2	1,490.1	1,013.1	226.9	283.9	3,731.2
Cash and cash equivalents	—	—	—	—	—	87.6

Total assets						$3,818.8

TEMBEC INC.

CONSOLIDATED GEOGRAPHIC SEGMENT INFORMATION

Years ended September 25, 2004 and September 27, 2003
(in millions of dollars)

	2004
	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Sales:
Canada	$445.1	$68.1	$82.1	$28.6	$98.2	$722.1
United States	707.9	197.9	684.9	120.9	37.6	1,749.2
Pacific Rim and India	14.2	445.5	5.1	7.9	6.7	479.4
United Kingdom, Europe and other	42.4	622.8	16.3	7.7	24.9	714.1

	$1,209.6	$1,334.3	$788.4	$165.1	$167.4	$3,664.8

	2003
	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Sales:
Canada	$344.2	$95.1	$85.3	$35.5	$82.2	$642.3
United States	530.5	218.6	701.8	135.5	24.7	1,611.1
Pacific Rim and India	5.6	320.5	12.2	9.1	5.5	352.9
United Kingdom, Europe and other	28.7	656.4	25.6	5.3	23.8	739.8

	$909.0	$1,290.6	$824.9	$185.4	$136.2	$3,346.1

	2004	2003
Fixed assets and goodwill:
Canada	$2,019.0	$2,018.6
United States	221.3	238.0
United Kingdom, Europe and other	189.1	184.9

	$2,429.4	$2,441.5

TEMBEC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 25, 2004 and September 27, 2003
(in millions of dollars except, unless otherwise noted)

1.     SIGNIFICANT ACCOUNTING POLICIES:

  Changes in accounting policies

  Effective October 1st, 2003, the Canadian Institute of Chartered Accountants (CICA) introduced new recommendations under CICA Handbook Section 1100 for the application of Generally Accepted Accounting Principles (GAAP), which, among other things, provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Previously, the Company, along with others in the Forest Industry, presented sales net of shipping, handling costs and countervailing and anti-dumping duties. As a result of applying this new standard, the Company has removed its reference to gross and net sales.

  Effective September 28, 2003, the Company adopted prospectively, without restatement, the new recommendations of CICA Handbook Section 3870 with respect to stock-based compensation plans. These recommendations require the use of a fair-value based approach to accounting for stock-based compensation awards granted to employees. The Company has recorded an expense for stock-based compensation plans in fiscal 2004 and has provided the required pro forma disclosures for issuances from September 30, 2001 to September 27, 2003 in the notes of these financial statements.

  Effective September 28, 2003, the Company adopted the new recommendations of CICA Handbook Section 3063 with respect to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. The work conducted at year-end did not indicate impairment of long-lived assets.

  Effective September 28, 2003, the Company applied the accounting treatment prescribed by Emerging Issues Committee ("EIC") EIC-128 of the CICA Handbook with respect to the accounting for trading, speculative or non-hedging derivative financial instruments. The abstract addresses the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. The financial statements prospectively account for derivative financial instruments on a mark to market valuation basis and the deferred gain recognized at the beginning of the fiscal year is being amortized into earnings based on the original maturity dates of the derivative financial instruments. As a result of applying EIC-128 of the CICA Handbook, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at the beginning of the year and the same amount was also recognized as an asset on the balance sheet.

  In February 2003, the CICA issued accounting guideline AcG-14 of the CICA Handbook on the financial statement disclosures to be made by a guarantor relative to its obligations under guarantees. Effective December 29, 2002, the Company adopted the new guideline.

  Effective September 29, 2002, the Company adopted the new recommendations of CICA Handbook Section 3062 with regard to goodwill and intangible assets and, accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment.

  Effective September 29, 2002, the Company adopted retroactively, with restatement, the new recommendations of CICA Handbook Section 1650 with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of the unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. As a result of the adoption of these recommendations, retained earnings decreased by $31.2 million as of September 28, 2002.

  Basis of consolidation

  The consolidated financial statements include the accounts of Tembec Inc. (the "Corporation") and all its subsidiaries and joint ventures (collectively "Tembec" or the "Company"). Investments over which the Corporation has effective control are fully consolidated. Investments over which the Corporation exercises significant influence are accounted for by the equity method. The Corporation's interest in joint ventures is accounted for by the proportionate consolidation method.

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

  Fixed assets and government assistance

  Fixed assets are recorded at cost after deducting investment tax credits and government assistance.

  Depreciation and amortization are provided over their estimated useful lives, generally on a straight-line basis, as follows:

Asset	Period
Buildings, Pulp, Newsprint and Papermill production equipment	20 - 30 years
Sawmill production equipment	10 - 15 years
Boardmill production equipment	25 - 30 years

  Certain forest access roads are depreciated in relation to the volume of wood cut and certain machinery and equipment are depreciated using units of production.

  Capitalized interest is based on the average cost of construction of major projects in progress during the year, using interest rates actually paid on long-term debt.

  Goodwill

  Goodwill is not amortized and is subject to an annual impairment test or more frequently if events or changes in circumstances indicate that the asset might be impaired. In the case where the carrying value of the reporting unit exceeds its fair value, the carrying value of goodwill will be reduced and an impairment loss recognized and charged to operating results.

  Other assets

  (i)
  Development and pre-operating expenses are amortized on a straight-line basis over a period not exceeding 5 years.

  (ii)
  Financing costs are amortized on a straight-line basis over the expected term of the related debt.

  (iii)
  Timber rights are amortized on a straight-line basis over a period not exceeding 40 years.

  (iv)
  Assets held for resale are valued at the lower of cost and net realizable value.

  Environmental Costs

  The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of fixed assets. Depreciation is charged to income over the estimated future benefit period of the assets. Environmental expenditures, that are not expected to provide a benefit to the Company in future periods, are accrued and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated.

  Employee future benefits

  The Company accrues the cost of defined benefit plans and post-retirement benefits as determined by independent actuaries. The net periodic benefit cost includes:

  •
  the cost of benefits provided in exchange for employees' services rendered during the year;

  •
  the interest cost of obligations;

  •
  the expected return on pension fund assets based on the fair value of plan assets;

  •
  gains or losses on settlements or curtailments, where, when the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement;

  •
  the straight-line amortization of past service costs over the average remaining service period of the active employee group covered by the plans; and

  •
  the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets at the beginning of year over the average remaining service period of the active employee group covered by the plans.

  The plan obligations are determined in accordance with the projected benefit method prorated on services.

  Translation of foreign currencies

  Monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities of integrated foreign operations are translated at the historical rate relevant for the particular asset or liability. The exchange gains or losses resulting from the translations are included in "Interest, foreign exchange and other" expenses. Revenues and expenses are translated at prevailing market rates in the recognition period.

  Income taxes

  The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on the temporary differences between the accounting basis and the tax bases of assets and liabilities. These temporary differences are measured using the current tax rates and laws expected to apply when these differences reverse. Future tax benefits are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in income tax rates is recognized in earnings in the period that includes the substantive enactment date.

  Derivative financial instruments

  The Company manages its foreign exchange exposure on anticipated net cash inflows, principally U.S. dollars and Euros, through the use of options and forward contracts.

  The Company manages its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settle hedge (swap) contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company does not currently apply hedge accounting for theses derivative financial instruments. These are measured at fair value, with changes in fair value after September 27, 2003, recognized in income. The unrealized gain as of September 27, 2003, is being amortized into earnings based on the original maturity date of the contacts.

2.     ACQUISITIONS:

  2004

  On October 28, 2003, the Company acquired all of the assets of BTLSR Toledo Inc. ("BTLSR") a custom manufacturer of spray-dried powdered resins located in Toledo, Ohio (USA). Depending on the financial results of BTLSR, the seller is entitled to a maximum Contingent Value Right (CVR) payment, over the five-year period following the sale, of U.S. $3.0 million (Canadian $3.9 million).

  On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre ("La Sarre Senneterre"), Quebec from Nexfor Inc.

  On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau ("Chapleau"), Ontario from Weyerhaeuser Company Limited.

  On August 4, 2004 the Company acquired the remaining 50% interest in Excel Forest Products ("Excel"), a sawmill located in Opasatika, Ontario.

  2003

  On September 30, 2002, the Company acquired the remaining 51% interest in 3626776 Canada Inc. The numbered company had previously acquired a formaldehyde plant and entered into a capital lease arrangement with a wholly-owned subsidiary of Tembec, ARC Resins International Corp.

  During the March 2003 quarter, the Company finalized the purchase of two sawmills located in France. Brassac SAS, ("Brassac") which purchased the sawmills, is 75% owned by Tembec SA, a wholly-owned subsidiary of the Company.

  Details of the acquisitions are as follows:

	2004
	BTLSR	La Sarre Senneterre	Chapleau	Excel	Total
Net assets acquired:
Working capital:
Non-cash working capital	$2.6	$9.4	$3.5	$—	$15.5

	2.6	9.4	3.5	—	15.5
Non-working capital:
Investments	—	1.0	—	—	1.0
Fixed assets	5.9	51.3	21.9	—	79.1
Other assets	—	—	—	2.1	2.1
Goodwill	—	—	—	2.5	2.5
Long-term debt and other liabilities	—	(2.6)	—	—	(2.6)
Future income taxes	—	—	—	(0.7)	(0.7)
Minority interests	—	—	—	2.8	2.8

	5.9	49.7	21.9	6.7	84.2

	$8.5	$59.1	$25.4	$6.7	$99.7

Consideration paid in cash	$8.5	$59.1	$25.4	$6.7	$99.7

  Details of the acquisitions are as follows:

	2003
	3626776 Canada Inc.	Brassac	Total
Net assets acquired:
Working capital:
Cash (bank indebtedness)	$0.1	$(0.3)	$(0.2)
Non-cash working capital	0.1	—	0.1

	0.2	(0.3)	(0.1)
Non-working capital:
Fixed assets	—	3.1	3.1
Other assets	5.0	—	5.0
Long-term debt and other liabilities	(4.5)	—	(4.5)
Minority interests	—	(0.7)	(0.7)

	0.5	2.4	2.9

	$0.7	$2.1	$2.8

Consideration paid in cash	$0.7	$2.1	$2.8

3.     INVENTORIES:

	2004	2003
Finished goods	$277.5	$221.2
Logs and wood chips	157.0	147.9
Supplies and materials	134.9	127.6

	$569.4	$496.7

4.     INVESTMENTS IN JOINT VENTURES:

  The consolidated financial statements include the Company's proportionate share of the revenues, expenses, assets and liabilities of AV Cell Inc., 1387332 Ontario Limited (Marathon Pulp joint venture), Temlam Inc., and Temrex Forest Products Limited Partnership at 50%, as follows:

	2004	2003
Assets:
Current assets	$72.2	$63.3
Fixed assets and other	136.9	124.1

	$209.1	$187.4

Liabilities and equity:
Current liabilities	$46.3	$35.0
Long-term debt	39.2	40.4
Other long-term liabilities	10.1	12.0
Equity	113.5	100.0

	$209.1	$187.4

Sales	$220.5	$192.4
Expenses	215.3	199.6

Earnings (loss) before income taxes, interest, and minority interests	$5.2	$(7.2)

Cash provided by (used in):
Operating	$8.4	$7.3
Investing	(16.5)	(12.2)
Financing	7.4	11.4

	$(0.7)	$6.5

5.     FIXED ASSETS:

	2004			2003
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	$23.0	$—	$23.0	$23.3	$—	$23.3
Production buildings and equipment:
Pulp mills	1,737.6	760.2	977.4	1,607.5	654.6	952.9
Newsprint and Paper mills	987.9	325.7	662.2	1,000.5	278.2	722.3
Sawmills	573.2	247.4	325.8	508.1	212.0	296.1
Boardmill	295.2	116.5	178.7	294.1	106.1	188.0
Roads and timber holdings	142.3	57.6	84.7	123.5	51.5	72.0
Other buildings and equipment	93.5	39.8	53.7	84.2	34.7	49.5
Assets under construction	95.0	—	95.0	111.0	—	111.0

	$3,947.7	$1,547.2	$2,400.5	$3,752.2	$1,337.1	$2,415.1

6.     OTHER ASSETS:

	2004	2003
Deferred costs, at amortized value:
Development, pre-operating costs and other	$11.6	$15.3
Financing costs	13.6	17.8
Assets held for resale	4.8	5.0
Long-term loans to employees	9.5	11.5
Timber rights	27.7	27.4
Deferred pension costs	51.9	44.5

	$119.1	$121.5

  Long-term loans to employees:

  Included in long-term loans to employees is $6.3 million (2003 — $7.6 million) of share purchase loans. At September 25, 2004, there were 552,625 (2003 — 739,475) shares held in trust in respect of the employee loans for which the market value was $8.45 (2003 — $8.65) per share. These shares are held in trust as security for the loans, which are non-interest bearing, and with defined repayment terms not exceeding 10 years.

7.     OPERATING BANK LOANS:

  The Company has approximately $357.3 million (2003 — $361.4 million) of revolving operating credit facilities for which accounts receivable and inventories are pledged as collateral. Interest rates range between prime and prime plus 2.25%. At September 25, 2004, $73.9 million (2003 — $30.4 million) were drawn on the above facilities and $25.6 million (2003 — $26.5 million) were reserved for letters of credit.

8.     LONG-TERM DEBT:

	2004	2003
Tembec Inc.:
Unsecured notes, non-interest bearing, maturing on September 30, 2009. The notes may be prepaid at the option of the issuer at any time	$23.9	$23.9
Tembec Industries Inc.:
8.625% Unsecured Senior Notes (U.S. $350.0 million) redeemable at the option of the Company on or after June 30, 2004 at specified redemption prices, due June 30, 2009 with semi-annual interest payments due June 30 and December 30 of each year	446.3	473.5
8.50% Unsecured Senior Notes (U.S. $500.0 million) redeemable at any time at the option of the Company, at a price that includes a make-whole payment, due February 1, 2011 with semi-annual interest payments due February 1 and August 1 of each year	637.6	676.5
7.75% Unsecured Senior Notes (U.S. $350.0 million) redeemable at any time at the option of the Company, at a price that includes a make-whole payment, due March 15, 2012 with semi-annual interest payments due March 15 and September 15 of each year	446.3	473.5
7% Unsecured subordinated debentures	—	10.0
Spruce Falls Inc.:
8.39% Unsecured Senior Notes (U.S. $8.6 million)	$—	$11.6
Tembec SA:
Unsecured term loans (Euro 3.3 million in 2004 — Euro 4.0 million in 2003), bearing interest at rates up to 1.5%, repayable and maturing at various dates to December 2013	5.1	6.3
Other Tembec SA obligations	8.3	7.2
Tembec Envirofinance SAS:
Unsecured term loans (Euro 4.9 million), non-interest bearing, repayable and maturing at various dates from June 2014 to June 2016
	7.7	—
1387332 Ontario Limited (Marathon Pulp joint venture) (50% proportionate consolidation):
Revolving credit up to a maximum authorized amount of $15.6 million ($17.3 million in 2003), bearing interest at prime rate plus 1.75%, with declining authorized amounts to March 31, 2006	15.5	17.0
Temlam Inc. (50% proportionate consolidation):
Term loan bearing interest at 6.75% and prime rate plus 1%, maturing on August 1, 2006, repayable in quarterly instalments of varying amounts beginning in August 2002	7.5	9.1
Other long-term obligations	19.2	19.0

	1,617.4	1,727.6
Less current portion	9.4	27.8

	$1,608.0	$1,699.8

  Certain covenants:

  The indentures of agreements for Tembec's borrowings contain restrictive covenants, including restrictions on the incurrence of additional indebtedness, the investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and sales of assets and certain transactions with affiliates.

  Instalments on consolidated long-term debt for the four years following September 24, 2005 are as follows:

2006	$24.7
2007	4.7
2008	6.2
2009	452.0

9.     OTHER LONG-TERM LIABILITIES AND CREDITS:

	2004	2003
Accrued benefit liability — pension benefit plans	$48.6	$41.9
Accrued benefit liability — other benefit plans	53.4	50.3
Balance payable on acquisitions of companies:
Davidson Industries Inc.	—	2.2
Jager Building Systems Inc.	6.7	8.6
Reforestation — BC operations	6.6	5.4
Environmental	5.1	5.3
Deferred government assistance	1.0	1.0
Deferred gain on sale of assets	5.6	6.0
Other	6.0	0.4

	$133.0	$121.1

10.   MINORITY INTERESTS:

	2004	2003
AV Cell Inc.	$5.0	$5.0
Excel Forest Products	—	2.0
Brassac SAS	0.3	0.5

	$5.3	$7.5

11.   REDEEMABLE PREFERRED SHARES:

	2004	2003
16,627,500 Series 2 Class B shares	$16.6	$16.6
9,103,710 Series 4 Class B shares	9.1	9.1

	$25.7	$25.7

12.   SHARE CAPITAL:

  Authorized:

  Unlimited number of common voting shares, without par value.

  Unlimited number of non-voting Class B preferred shares issuable in series without par value, with other attributes to be determined at time of issuance:

    Unlimited number of Series 2 Class B shares redeemable at any time by the Company and, commencing on June 26, 2011, at the option of the holder, the redemption price being equal to the issue price plus declared and unpaid dividends. The Series 2 Class B shares are entitled to a preferential and non-cumulative dividend equal to the dividend yield percentage paid on the common shares.

    9,103,710 0.5% per month non-cumulative Series 4 Class B shares redeemable at any time by the Company and after September 30, 2009, at the option of the holder, the redemption price being equal to the issue price plus declared and unpaid dividends. The Series 4 Class B shares can be redeemed in cash or in common shares at the option of the Company.

    250,000 Class C shares, with a par value of $1 each, non-voting, participating and redeemable at the issue price plus the increase in the book value per share since the issue date.

	2004	2003
Issued and fully paid:
85,860,932 common shares (2003 — 85,817,932)	$833.8	$834.2
Series 2 Class B preferred shares (note 11)	—	—
Series 4 Class B preferred shares (note 11)	—	—

	$833.8	$834.2

	2004		2003
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	85,817,932	$834.2	86,415,732	$840.3
Shares issued:
Long-term Incentive Plan	43,000	0.4	129,000	1.0
Excel Forest Products	—	(0.8)	—	—
Shares repurchased	—	—	(726,800)	(7.1)

Balance, end of year	85,860,932	$833.8	85,817,932	$834.2

  As a result of a contingency based on the share price of Tembec, the Company was required to pay $0.8 million with respect to the March 19, 2001 acquisition of a 50% interest in Excel Forest Products.

  During the year, the Company extended its normal course issuer bid allowing it to repurchase for cancellation up to 4,290,896 common shares (2003 — 4,320,786) (approximately 5% of outstanding shares). No common shares were repurchased under the plan during 2004. In 2003, the Company purchased and cancelled 726,800 common shares at a total cost of $4.8 million. The discount of the repurchase price over the average historical issue price amounted to $2.3 million and was included in contributed surplus.

  The following table provides the reconciliation between basic and diluted earnings per share:

	2004	2003
Net earnings	$37.4	$11.4
Weighted average number of common shares outstanding	85,838,097	86,204,311
Dilutive effects:
Series 3 Class B preferred shares	—	1,250,000
Employees stock options	48,460	104,809
Weighted average number of diluted common shares outstanding	85,886,557	87,559,120
Basic earnings per share	$0.44	$0.13
Diluted earnings per share	$0.44	$0.13

  Under the Long-term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provided for the issuance of up to a maximum of 5,400,000 common shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

  The Company applied the settlement-based method of accounting for stock-based compensation awards granted to employees prior to September 28, 2003. Under this method, no compensation expense was recorded over the vesting period of these options. The Company disclosed the pro forma effect on net earnings (loss) and earnings (loss) per share had the fair value-based method been applied for options granted between September 29, 2001 and September 27, 2003.

  In accordance with Section 3870 of the CICA Handbook, the following pro forma disclosures present the effect on earnings per share had the fair value-based method been chosen.

	2004	2003
Net earnings:
As reported	$37.4	$11.4
Pro forma	$36.9	$10.6
Earnings per share:
As reported	$0.44	$0.13
Pro forma	$0.43	$0.12

  For stock options granted during the year, the Company recorded a compensation expense of $0.3 million. Contributed surplus has been adjusted for the same amount. The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

	2004	2003
Dividend yield	0.0%	0.0%
Volatility	34.6%	33.6%
Risk-free interest rate	4.4%	4.5%
Expected option life (in years)	7.5	7.5
Weighted average fair value of each option	$3.02	$3.87

  The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the year:

	2004		2003
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of year	3,323,876	$12.40	3,379,788	$12.31
Options granted	309,910	8.08	208,588	10.42
Options exercised	(43,000)	9.35	(124,000)	7.41
Options expired	(238,000)	11.06	(140,500)	11.79

Balance, end of year	3,352,786	$12.13	3,323,876	$12.40

Exercisable, end of year	2,621,275	$12.71	2,627,123	$12.60

  The following table summarizes the weighted average per share exercise prices and the weighted remaining contractual life of the options outstanding as at September 25, 2004:

	Outstanding options			Exercisable options
Year granted	Number of options	Weighted remaining contractual life	Average exercise price	Number of options	Weighted average exercise price
1995	751,214	0.44	$13.380	751,214	$13.380
1996	120,552	1.30	9.739	120,552	9.739
1997	982,872	2.80	13.241	982,872	13.241
1998	46,644	3.61	7.086	46,644	7.086
1999	286,212	4.18	9.025	286,212	9.025
2000	367,678	5.32	15.754	294,143	15.754
2001	78,360	6.29	11.451	47,016	11.451
2002	231,556	7.12	10.784	92,622	10.784
2003	177,788	8.20	10.318	—	—
2004	309,910	9.14	8.079	—	—

	3,352,786	3.88	$12.133	2,621,275	$12.713

  Under the Employee Share Purchase Plan, employees may purchase common shares of the Company up to 10% of their base salary or wage. The Company contributes 25% of the amount invested by the employee if the shares are held for a minimum period of time. Purchases of common shares under this plan occur on the open market. In 2004, the cost of share purchases for the benefit of the employees amounted to $0.4 million ($0.3 million — 2003).

13.   COMMITMENTS AND CONTINGENCIES:

  Countervailing and antidumping duties:

  In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

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

  Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $49.7 million was incurred during Fiscal 2003 relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. For Fiscal 2004, a charge of $68.3 million was incurred relating to lumber shipments to the U.S. between September 28, 2003 and September 25, 2004. The Company is currently remitting cash deposits to cover the applicable duty.

  Antidumping duty

  On October 31, 2001, the USDOC imposed a preliminary antidumping duty averaging 10.76% on all of the Company's softwood lumber shipments to the U.S. beginning on November 6, 2001. The aforementioned average rate was assigned specifically to the Company based on the USDOC's review of the Company's actual historical shipments to the U.S. On March 22, 2002, the USDOC issued its final determination in the antidumping investigation, increasing the Company's average rate from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors. As at March 30, 2002, the Company had accrued $9.7 million of antidumping duty covering shipments of lumber to the U.S. between November 6, 2001 and March 30, 2002. On May 16, 2002, the USITC announced it had found no current injury to the U.S. lumber industry, but a threat of injury, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to May 5, 2002. The USITC finding of threat of injury allowed the USDOC to place an antidumping order on softwood lumber. During the June 2002 quarter, the Company reversed the $9.7 million it had accrued from November 2001 to March 2002. The bonds posted to cover the liability were also cancelled.

  Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31.5 million was incurred during Fiscal 2003 relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. For Fiscal 2004, a charge of $43.1 million was incurred relating to lumber shipments to the U.S. between September 28, 2003 and September 25, 2004. The Company is currently remitting cash deposits to cover the applicable duty.

  The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time.

  Commitments:

  The Company has entered into operating leases for property, plant and equipment. The Company also has commitments to purchase property, plant and equipment, roundwood, wood chips, gas, electricity and certain chemicals. Minimum future payments under these operating leases and other commercial commitments, determined as at September 25, 2004 were as follows:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Leased obligations	$25.8	$9.3	$8.2	$3.3	$5.0
Purchase obligations	$258.2	$124.3	$85.5	$38.4	$10.0

  Other:

  Tembec is party to claims and lawsuits, which are being contested. Management believes that the resolution of these claims and lawsuits will not have a material adverse effect on Tembec's financial condition, earnings or liquidity.

14.   EBITDA:

  EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:

	2004	2003
Cash flows from operating activities	$206.8	$57.2
Interest on long-term debt	135.1	146.4
Interest on short-term debt	2.0	2.2
Interest income	(3.9)	(5.7)
Investment income	(22.7)	—
Interest capitalized on construction projects	(5.2)	(4.5)
Proceeds from sale of derivative financial instruments	(193.7)	(145.6)
Other foreign exchange items	16.6	26.3
Bank charges and other financing expenses	5.7	4.8
Current income taxes	7.1	9.4
Minority interests	0.4	(1.7)
Change in non-cash working capital	28.6	(16.5)
Other	(8.1)	2.5

EBITDA	$168.7	$74.8

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

15.   DEPRECIATION AND AMORTIZATION:

	2004	2003
Fixed assets	$226.2	$222.0
Deferred development, pre-operating costs and other	8.1	8.2

	$234.3	$230.2

16.   INTEREST, FOREIGN EXCHANGE AND OTHER:

	2004	2003
Interest on long-term debt	$135.1	$146.4
Interest on short-term debt	2.0	2.2
Interest income	(3.9)	(5.7)
Investment income	(22.7)	—
Interest capitalized on construction projects	(5.2)	(4.5)

	105.3	138.4
Amortization of deferred financing costs	5.3	5.4
Amortization of deferred gain on foreign exchange contracts	(149.3)	—
Derivative financial instruments gain	(84.6)	(63.3)
Other foreign exchange items	16.6	26.3
Loss on consolidation of foreign integrated subsidiaries	2.0	6.4
Bank charges and other financing expenses	5.7	4.8

	(204.3)	(20.4)

	$(99.0)	$118.0

17.   UNUSUAL ITEMS:

  2004

  During the September 2004 quarter, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a paper machine removed from service at a newsprint facility. The after-tax impact of this item was $6.6 million.

  During the March 2004 quarter, the Company recorded a non-cash charge of $36.8 million relating to the write-down of its investment in the Gaspesia Papers Limited Partnership. The charge was the result of a decision made by the partners to halt work on the modernization project and seek creditor protection. The charge included the write-down of the original investment of $35.0 million and a provision of $1.8 million for the non-recovery of expenses incurred as part of service agreements with Gaspesia Papers Limited Partnership. The after-tax impact was $36.2 million.

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

18.   INCOME TAXES:

  The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2004	2003
Future income tax assets:
Non-capital loss carry forwards and pool of deductible scientific research and development expenditures	$299.4	$341.2
Investment tax credits	57.5	45.9
Employee future benefits	11.8	17.6
Foreign exchange contract	16.4	23.8
Corporate minimum taxes paid	5.6	5.6
Capital loss carry forwards	15.2	—
Other	18.4	14.7
Valuation allowance	(77.3)	(47.9)

	347.0	400.9
Future income tax liabilities:
Fixed assets	(355.9)	(409.4)
Exchange gain on long-term debt	(57.1)	(43.7)
Timber rights	(6.5)	(6.7)
Other	(30.8)	(16.4)

	(450.3)	(476.2)

Net future income tax liabilities	$(103.3)	$(75.3)

As reported in the consolidated balance sheet:
Future income tax assets	$88.5	$136.3
Future income tax liabilities	(191.8)	(211.6)

Net future income tax liabilities	$(103.3)	$(75.3)

  Certain subsidiaries have accumulated the following losses and credits for income tax purposes, which may be carried forward to reduce taxable income and taxes payable in future years.

	Amounts	Expiring Dates
Non-capital loss carried forward for Canadian subsidiaries	$443.2	2005 to 2011
Non-capital loss carried forward for foreign subsidiaries	244.3	2020 to 2023
Pool of deductible scientific Research and Experimental development	198.9	Unlimited
Investment tax credits and Corporate Minimum Tax	63.1	2005 to 2014

  The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2004	2003
Earnings (loss) before income taxes and minority interest	$80.3	$(27.9)

Income taxes based on combined federal and provincial income tax rates of 34.5% (2003 — 34.8%)	$27.7	$(9.7)
Increase (decrease) resulting from:
Manufacturing and processing deduction	(0.9)	(1.3)
Future income taxes adjustment due to rate enactments	6.0	—
Net losses not recognized	28.9	11.1
Rate differential between jurisdictions	(14.2)	(13.8)
Permanent differences:
Non-taxable portion of exchange gain on long-term debt	(16.1)	(42.7)
Non-deductible loss (non-taxable gain) on consolidation of foreign integrated subsidiaries	3.2	9.1
Non-deductible expenses	2.4	4.8
Large corporations tax	5.5	4.9

	14.8	(27.9)

Income taxes	$42.5	$(37.6)

Income taxes:
Current	$7.1	$9.4
Future	35.4	(47.0)

Income taxes	$42.5	$(37.6)

19.   PENSION PLANS:

  Defined contribution plans

  The company contributes to defined contribution plans, provincial and labour sponsored pension plans, group registered retirement savings plans, deferred profit sharing plans, and 401(k) plans. The pension expense under these plans is equal to the Company's contribution. The 2004 pension expense was $14.6 M ($13.4 M in 2003.)

  Defined benefit plans

  The Company has several defined benefit pension plans. Non-unionized employees in Canada joining the Company after January 1, 2000, participate in defined contribution plans. Some of the defined benefit plans are contributory. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management's most probable assumptions.

  Components of net periodic benefit cost for defined benefit plans:

	2004	2003
Current service cost	$17.6	$12.8
Interest cost	43.8	41.5
Actual return on plan assets	(69.9)	(10.3)
Actuarial loss (gain)	(46.6)	116.8

Net expense (income) before adjustments to recognize the long-term nature on the plans	(55.1)	160.8
Difference between expected and actual return on plan assets	31.2	(29.1)
Difference between net actuarial loss (gain) and actuarial loss (gain)	58.6	(114.1)
Amortization of past service costs	0.2	0.2
Special termination payments	—	1.2
Other adjustments	(0.1)	(0.2)

Net periodic benefit cost	$34.8	$18.8

  The Company's funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations arise from improvements to plan benefits. The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year. Actuarial valuations for funding purposes are conducted on a triennial basis, unless required earlier by pension legislation. The latest actuarial valuations were conducted for 10 plans on December 31, 2003, 2 on September 30, 2003, 4 on December 31, 2002 and 5 on December 31, 2001.

  Change in accrued benefit obligation:

	2004	2003
Accrued benefit obligation at beginning of year	$719.7	$587.3
Current service cost	17.6	12.8
Interest cost	43.8	41.5
Employee contributions	4.8	4.5
Benefits paid	(30.9)	(27.0)
Special termination payments	—	1.2
Actuarial loss (gain)	(46.6)	116.8
Foreign exchange rate changes	(7.5)	(17.4)
Acquisitions	15.8	—

Accrued benefit obligation at end of year	$716.7	$719.7

  Change in fair value of defined benefit plan assets:

	2004	2003
Fair value of defined benefit plan assets at beginning of year	$483.7	$494.1
Actual return on plan assets	69.9	10.3
Employer contributions	42.2	16.6
Employee contributions	4.8	4.5
Benefits paid	(30.9)	(27.0)
Foreign exchange rate changes	(5.0)	(14.8)
Acquisitions	13.2	—

Fair value of defined benefit plan assets at end of year	$577.9	$483.7

  The assets of the pension plans are held by an independent trustee and accounted for separately in the Company's pension funds. Based on the fair value of assets held at June 30, 2004, the plan assets were comprised of 2% in cash and short-term investments, 5% in real estate, 43% in bonds and 50% in Canadian, U.S. and foreign equities.

  Equity securities include Tembec's common shares in the amount of $0.7 million (0.17% of total plan assets held at CIBC Mellon) and $0.6 million (0.18% of total plan assets held at CIBC Mellon at June 30, 2004 and June 30, 2003 respectively.

  The following table presents the difference between the fair value of the defined benefit pension assets and the actuarially determined accrued benefit obligation as at September 25, 2004 and September 27, 2003. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

  The table further reconciles the amount of the surplus or deficit (funded status) to the net amount recognized in the Consolidated Balance Sheets. The difference between the funded status and the net amount recognized in the Consolidated Balance Sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance over the expected average remaining life of the employee group covered by the plans.

  Reconciliation of funded status:

	2004	2003
Fair value of defined benefit plan assets	$577.9	$483.7
Accrued benefit obligation	(716.7)	(719.7)

Plan deficit	(138.8)	(236.0)
Employer contributions after measurement date (June 30)	9.2	13.5
Unamortized past service costs	2.7	2.8
Unamortized net actuarial loss	130.2	222.3

Net benefit asset	$3.3	$2.6

  Amounts recognized in the Consolidated Balance Sheets:

	2004	2003
Deferred pension costs	$51.9	$44.5
Accrued benefit liability	(48.6)	(41.9)

Net benefit asset	$3.3	$2.6

  The accrued benefit obligations in excess of fair value of plan assets at year-end with respect to pension benefit plans that are not fully funded are as follows:

	2004	2003
Fair value of plan assets	$499.6	$475.6
Accrued benefit obligations	(645.4)	(713.2)

Plan deficit	$(145.8)	$(237.6)

  Weighted-average significant assumptions:

	2004	2003
Accrued benefit obligation at end of year:
Discount rate	6.38%	5.93%
Rate of compensation increase	3.39%	3.01%
Net periodic benefit cost for the year:
Discount rate	5.93%	7.00%
Rate of compensation increase	3.01%	4.00%
Expected long-term return on assets	7.78%	8.00%

20.   OTHER EMPLOYEE FUTURE BENEFIT PLANS:

  The Company offers post-retirement life insurance, health care and dental care plans to some of its retirees. The company offers post-employment health care and dental care plans to disabled employees.

  The post-retirement and post-employment plans are unfunded.

  The Company measures its accrued benefit obligation for accounting purposes as at June 30 of each year.

  Components of net periodic benefit cost for other employee future benefit plans:

	2004	2003
Current service cost	$1.4	$1.5
Interest cost	4.0	4.0
Post-employment	0.9	—
Actuarial loss (gain)	(4.7)	10.8
Past service costs	1.0	—
Difference between amortization of past service costs for the year and actual plan amendment for the year	(1.0)	—
Difference between net actuarial loss (gain) and actuarial loss (gain)	5.9	(10.6)
Other adjustments	(0.1)	(0.3)

Periodic benefit cost	$7.4	$5.4

  Change in accrued benefit obligation:

	2004	2003
Accrued benefit obligation at beginning of year	$68.2	$56.2
Current service cost	1.4	1.5
Interest cost	4.0	4.0
Employee contributions	0.1	—
Benefits paid	(2.6)	(2.4)
Actuarial loss (gain)	(4.7)	10.8
Past service costs	1.0	—
Foreign exchange rate changes	(1.6)	(3.7)
Post-employment	(0.2)	1.8
Government prescription drug subsidy	(1.5)	—

Accrued benefit obligation at end of year	$64.1	$68.2

  Change in fair value of other employee future benefit plan assets:

	2004	2003
Fair value of assets of other employee future benefit plans at beginning of year	$—	$—
Employer contributions	2.5	2.4
Employee contributions	0.1	—
Benefits paid	(2.6)	(2.4)

Fair value of assets of other employee future benefit plans at end of year	$—	$—

  The table further reconciles the amount of the surplus or deficit (funded status) to the net amount recognized in the Consolidated Balance Sheets. The difference between the funded status and the net amount recognized in the Consolidated Balance Sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance over the expected average remaining life of the employee group covered by the plans.

  Reconciliation of funded status:

	2004	2003
Fair value of plan assets	$—	$—
Accrued benefit obligation	(64.1)	(68.2)

Plan deficit	(64.1)	(68.2)
Employer contributions after measurement date (June 30)	0.8	—
Unamortized past service costs	1.0	—
Unamortized net actuarial loss	8.9	17.9

Net benefit liability	$(53.4)	$(50.3)

  Weighted-average significant assumptions:

	2004	2003
Accrued benefit obligation at end of year:
Discount rate (weighted)	6.30%	5.90%
Rate of compensation increase	3.50%	3.50%
Benefit cost for year:
Discount rate (weighted)	5.90%	7.00%
Rate of compensation increase	3.50%	4.00%
Assumed health care cost trend rate at end of year (weighted):
Initial health care cost trend	10.00%	9.50%
Annual rate of decline in trend rate	1.00%	1.00%
Ultimate health care cost trend rate	5.00%	5.00%
Effect of change in health care cost trend rate	1% increase	1% increase
Total of service cost and interest cost	$0.5	$0.5
Accrued benefit obligation	$5.1	$5.3
Effect of change in health care cost trend rate	1% decrease	1% decrease
Total of service cost and interest cost	$(0.4)	$(0.4)
Accrued benefit obligation	$(4.6)	$(4.8)

21.   FINANCIAL INSTRUMENTS:

  (a)
  Derivative Financial instruments:

    The following tables summarize the changes in the market value of derivative financial instruments and in the deferred gain on foreign exchange contracts during the year:

  i)
  Derivative financial instruments:

	Opening balance	Gain (loss)	Disbursements (proceeds)	Ending balance
Mark to market of outstanding foreign exchange contracts	$223.4	$86.5	$(205.0)	$104.9
Commodity related derivative financial instruments	—	(1.9)	11.3	9.4

	$223.4	$84.6	$(193.7)	114.3
Less current portion				82.2

				$32.1

  ii)
  Unamortized deferred gain on foreign exchange contracts:

	Opening balance	Amortization	Ending balance
Foreign exchange contracts sold prior to fiscal 2004	$82.2	$(56.4)	$25.8
Foreign exchange contracts outstanding at the beginning of fiscal 2004	223.4	(92.9)	130.5

	$305.6	$(149.3)	156.3
Less current portion			117.9

			$38.4

  (b)
  Foreign currency rate risk:

    The Company realizes a significant portion of its sales in foreign currencies, principally U.S.$ and Euros, and enters into various types of foreign exchange contracts in managing its foreign exchange risk. In addition, this risk is partially covered by U.S.$ purchases and debt service. The Company does not hold or issue financial instruments for trading purposes.

    The Company had the following U.S.$ foreign exchange contracts convertible into Canadian $ at September 25, 2004 and September 27, 2003:

	2004		2003
Maturity per quarter	Average rate	US$ millions	Average rate	US$ millions
2004 — December 2003	—	—	1.5392	127.1
— March 2004	—	—	1.5559	126.5
— June 2004	—	—	1.5564	125.0
— September 2004	—	—	1.5773	121.5
2005 - December 2004	1.5965	61.7	1.5975	123.8
— March 2005	1.5883	60.6	1.5953	120.5
— June 2005	1.5792	55.2	1.5769	105.0
— September 2005	1.6029	55.0	1.6009	105.0
2006 — December 2005	1.6112	45.0	1.6172	97.2
— March 2006	1.5617	55.0	1.5687	107.3

	1.5894	332.5	1.5772	1,158.9

    The Company had the following U.S.$ foreign exchange contracts convertible into Euros at September 25, 2004 and September 27, 2003:

	2004		2003
Maturity per quarter	Average rate	US$ millions	Average rate	US$ millions
2004 — December 2003	—	—	0.9751	2.5
— March 2004	—	—	0.9508	2.2
— June 2004	—	—	0.9600	2.2
— September 2004	—	—	0.9991	2.4
2005 — December 2004	1.0012	2.2	0.8890	1.4
— March 2005	1.0953	2.2	1.0238	1.5
— June 2005	1.0911	2.2	1.0252	1.4
— September 2005	1.0744	1.9	1.0260	1.5
2006 — December 2005	1.1253	1.4	1.0259	0.7
— March 2006	1.1289	1.4	1.0483	0.7
— June 2006	1.1752	1.4	1.1398	0.7
— September 2006	1.1378	1.4	1.1011	1.0
2007 — December 2006	1.2075	0.7	—	—
— March 2007	1.2006	0.7	—	—
— June 2007	1.2092	0.7	—	—
— September 2007	1.2125	0.2	—	—

	1.1124	16.4	0.9933	18.2

  (c)
  Commodity price risk:

    Markets for the Company's principal products are highly competitive and cyclical in nature. To mitigate the impact of commodity price volatility of earnings, the Company may periodically purchase commodity price hedges (lumber, pulp and newsprint). The Company does not hold or acquire commodity price instruments for trading purposes. However, due to the nature of lumber futures contracts, they are not normally held to maturity. At September 25, 2004 and September 27, 2003 the Company did not hold any significant commodity price hedges.

  (d)
  Credit risk:

    The Company does not have a significant exposure to any individual customer or counterparty. The Company reviews a new customer's credit history before extending credit and conducts regular reviews of its existing customers' credit performance. The Company may require payment guarantees, such as letters of credit, or obtains credit insurance coverage. The allowance for doubtful accounts as at September 25, 2004 and September 27, 2003 was $11.1 million and $11.7 million, respectively.

  (e)
  Fair value of financial instruments:

    The carrying amount of cash and cash equivalents, accounts receivable, operating bank loans and accounts payable and accrued charges approximates their fair values because of the near-term maturity of those instruments.

    The carrying value and the fair value of long-term debt, balance payable on acquisition of companies and redeemable preferred shares at September 25, 2004 were $1,649.8 million (2003 — $1,764.1 million) and $1,689.0 million (2003 — $1,694.1 million), respectively.

    The fair value of the long-term debt, balance payable on acquisition of companies and redeemable preferred shares debt has been determined based on management's best estimate of the fair value to renegotiate debt with similar terms at the respective year-end dates.

22.   SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES:

  The consolidated financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. The following adjustments would be required to reconcile the financial statements to U.S. GAAP and with practices prescribed by the United States Securities and Exchange Commission (SEC) for the two years ended September 25, 2004 and September 27, 2003.

  If United States GAAP were employed, the net earnings (loss) for the year would be adjusted as follows:

	2004	2003
Net earnings under Canadian GAAP	$37.4	$11.4
Adjustments:
Amortization of deferred gain on foreign exchange contracts	(145.1)	324.3
Income taxes	46.5	(104.1)
Share in earnings (loss) of affiliated companies	(4.0)	11.4
Goodwill impairment charge	—	(0.8)
Depreciation of fixed assets	0.3	0.3
Amortization of pre-operating costs	3.8	2.4
Development and pre-operating costs	(3.5)	(5.2)
Pension	(0.3)	(0.6)

Net earnings (loss) under U.S. GAAP	$(64.9)	$239.1

Earnings (loss) per share under U.S. GAAP:
Basic	$(0.76)	$2.77
Diluted	(0.76)	2.73

  The cumulative effect of the adjustments on the consolidated assets, liabilities and shareholders' equity is as follows:

	2004	2003
Total assets under Canadian GAAP	$3,920.8	$3,818.8
Adjustments:
Goodwill	9.1	9.1
Fixed assets	(7.3)	(7.5)
Proportionate consolidation:
Investments	116.5	106.9
Assets	(214.4)	(195.1)
Other assets:
Derivative financial instruments	—	225.5
Deferred development and pre-operating costs	(9.9)	(7.8)
Loans to employees for share purchase loans	(6.3)	(7.6)
Deferred pension costs	(1.2)	(2.6)
Future income taxes	14.6	33.8

	(98.9)	154.7

Total assets under U.S. GAAP	$3,821.9	$3,973.5

	2004	2003
Total liabilities under Canadian GAAP	$2,724.1	$2,659.4
Adjustments:
Deferred gain on foreign exchange contracts	(153.3)	(73.0)
Proportionate consolidation	(95.6)	(87.5)
Future income taxes	40.4	77.6
Pension liabilities	61.7	150.3

	(146.8)	67.4

Total liabilities under U.S. GAAP	$2,577.3	$2,726.8

Total shareholders' equity under Canadian GAAP	$1,196.7	$1,159.4
Total asset adjustments	(98.9)	154.7
Total liability adjustments	146.8	(67.4)

Total shareholders' equity under U.S. GAAP	$1,244.6	$1,246.7

  (a)
  Derivative financial instruments:

    Prior to September 28, 2003, under Canadian GAAP, the Company applied hedge accounting for derivative financial instruments, which mainly consist of foreign exchange contracts, which were used to hedge future revenue stream.

    Effective September 28, 2003, as a result of the adoption in Canada of the Accounting guideline AcG-13 of the CICA Handbook, the Company started accounting for derivative financial instruments on a mark to market valuation basis. As a result, a deferred gain was recognized at the beginning of the fiscal year and is being amortized into earnings based on the original maturity dates of the then outstanding foreign exchange contracts.

    Under U.S. GAAP, such derivative financial instruments were never accounted for using hedge accounting and, consequently, periodic charges in unrealized gains and losses on these derivative financial instruments are included in earnings based on the change in their current market value. Accordingly, the only difference remaining between Canadian and U.S. GAAP in respect of these derivative financial instruments is the amount of the deferred gain not yet recognized in earnings under Canadian GAAP. The outstanding balance of the deferred gain and the amount recognized in earnings during the year on such derivative financial instruments are reversed out of earnings and shareholders' equity under U.S. GAAP.

  (b)
  Income taxes:

    On October 1, 2000, Tembec adopted the Canadian accounting recommendations for income taxes (CICA Handbook Section 3465). The Canadian accounting recommendations essentially harmonize the principles of Canadian GAAP with those of U.S. GAAP. For Canadian GAAP, the new standard was applied prospectively. For U.S. GAAP, the statement has been applied since 1992. Prior to 2000, under Canadian GAAP, Tembec accounted for income taxes using the deferral method. Under U.S. GAAP, income taxes are being provided for by the liability method. The deferred tax impact of other reconciling items is also included in this caption.

  (c)
  Income taxes related to purchase accounting:

    Prior to adoption of CICA Handbook Section 3465, deferred tax assets or liabilities resulting from temporary differences between the recorded costs of acquired fixed assets and the tax bases of such assets were not recorded under Canadian GAAP. Consequently, purchase price allocation under U.S. GAAP related to acquisitions before October 1, 2000 was different and this results in continued differences because Tembec has adopted CICA Handbook Section 3465 prospectively.

  (d)
  Deferred development and pre-operating costs:

    Under U.S. GAAP, certain development and pre-operating costs, capitalized under Canadian GAAP, would have been charged against earnings.

  (e)
  Joint ventures:

    Interest in joint ventures is recognized using the proportionate consolidation method under Canadian GAAP. Under U.S. GAAP, joint ventures are accounted for using the equity method.

    Earnings recognized by each of the two methods are the same. However, a reconciliation of U.S. GAAP of the financial statements of the joint venture may result in adjustments.

  (f)
  Pension liabilities:

    At September 25, 2004, $62.1 million (2003 — $152.3 million) was recognized as an additional minimum pension liability on the balance sheet and in other comprehensive income. The amount was recognized under SFAS No. 87 due to an actuarially valued minimum accumulated benefit obligation in excess of the fair value of the Plans' assets.

  (g)
  Comprehensive income:

    Under U.S. GAAP, the Company is required to disclose certain information about comprehensive income. This information would be as follows for the years ended September 25, 2004 and September 27, 2003:

	2004	2003
Earnings (loss) under U.S. GAAP	$(64.9)	$239.1
Other comprehensive loss:
Minimum pension liabilities, net of income taxes	61.6	(93.9)

Comprehensive income (loss)	$(3.3)	$145.2

    At September 25 2004, and September 27, 2003, accumulated other comprehensive loss amounts to $44.4 million and $106.0 million, respectively.

23.   COMPARATIVE FIGURES:

  Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

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

TEMBEC INDUSTRIES INC. Registrant
	By:	Claude Imbeau Vice President, General Counsel and Secretary
Date: December 17, 2004

LIST OF EXHIBITS

        The following document is attached to this annual report on Form 40-F:

23	Consent of Independent Auditors
31.1	Certification of Frank A. Dottori, Chief Executive Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002
31.2	Certification of Michel Dumas, Executive Vice President, Finance and Chief Financial Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002
32.1	Certification of Frank A. Dottori, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Michel Dumas, Executive Vice President, Finance and Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

QuickLinks

Form 40-F
TABLE OF CONTENTS
TEMBEC INC. ANNUAL INFORMATION FORM
CORPORATE ORGANIZATION CHART OF THE COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
Long-Term Debt $ millions
Operating Lines — Availability $ millions
Common Shares millions
Contractual Obligations $ millions
Quarterly Financial Information $ millions, except per share amounts
Fiscal 2003 Compared to Fiscal 2002 $ millions, unless otherwise noted
Selling price sensitivity
Foreign exchange sensitivity $ millions
AUDITORS' REPORT
Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED BUSINESS SEGMENT INFORMATION
CONSOLIDATED GEOGRAPHIC SEGMENT INFORMATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNDERTAKING
SIGNATURES
LIST OF EXHIBITS